2008

ANNUAL REPORT


Times are tough.

PALFINGER

09046589
12-31-08 AA/S
082-34843
RECEIVED
2009 JUN -8 P


e

TEUR	2008	2007	2006	2005	2004
Income statement					
Revenue	794,839	695,623	585,205	520,048	403,739
EBITDA	97,759	115,276	92,126	77,530	53,871
EBITDA margin	12.3%	16.6%	15.7%	14.9%	13.3%
EBIT	69,089	99,638	77,026	65,142	41,697
EBIT margin	8.7%	14.3%	13.2%	12.5%	10.3%
Profit before tax	63,871	102,392	75,583	63,926	41,168
Consolidated net profit for the year	43,853	73,978	56,603	48,143	27,391
Balance sheet					
Total assets	638,330	531,761	409,366	348,591	309,286
Non-current operating assets	303,745	241,842	153,522	145,508	119,885
Net working capital (as of the reporting date)	172,816	131,253	98,637	88,241	68,870
Capital employed (as of the reporting date)	476,561	373,095	252,159	233,749	188,755
Equity	309,830	295,056	241,964	197,999	159,960
Equity ratio	48.5%	55.5%	59.1%	56.8%	51.7%
Net debt	166,733	78,694	10,195	35,750	26,877
Gearing	53.8%	26.7%	4.2%	18.1%	16.8%
Cash flow and investment					
Cash flows from operating activities	32,577	53,025	59,479	42,711	25,726
Free cash flow	(39,537)	(23,246)	43,734	9,427	12,942
Investment in property, plant, and equipment	46,515	61,444	21,351	14,999	12,510
Depreciation, amortisation, and impairment	28,670	15,638	15,100	12,388	12,174
Payroll					
Average annual payroll [1]	4,628	3,860	3,443	3,087	2,563
Value creation					
ROCE	13.1%	25.7%	25.7%	25.1%	18.2%
ROE	15.9%	29.1%	27.1%	29.8%	20.2%
EVA	26,044	54,502	41,979	35,442	18,118
WACC	6.9%	8.2%	8.4%	8.3%	8.1%
Share					
Number of shares issued	35,730,000	37,135,000	9,283,750	9,283,750	9,283,750
Market capitalisation (excl. own shares)	397,379	905,155	820,478	563,881	370,830
Price as of 31 December (EUR) [2]	11.24	25.62	23.25	16.00	10.53
Earnings per share (EUR) [2]	1.24	2.09	1.60	1.37	0.78
Operating cash flows per share (EUR) [2]	0.92	1.50	1.60	1.15	0.69
Dividend per share (EUR) [2]	0.39 [3]	0.70	0.55	0.45	0.28

[1] Consolidated Group companies excluding equity shareholdings, as well as excluding apprentices, temporary workers, and workers employed for only very short periods.

[2] Previous year's figures were converted pursuant to the 4-for-1 stock split of 2007.

[3] Proposal for presentation to the Annual General Meeting.


2004 2005 2006 2007 2008
1,000,000
800,000
600,000
400,000
200,000
0
403,739
520,048
585,205
695,623
794,839

REVENUE
(TEUR)


2004 2005 2006 2007 2008
125,000
100,000
75,000
50,000
25,000
0
41,697
65,142
77,026
99,638
69,089

EBIT
(TEUR)


2004 2005 2006 2007 2008
75,000
60,000
45,000
30,000
15,000
0
25,726
42,711
59,479
53,025
32,577

OPERATING CASH FLOWS
(TEUR)


2004 2005 2006 2007 2008
6,250
5,000
3,750
2,500
1,250
0
2,563
3,087
3,443
3,860
4,628

PAYROLL [1)]




But we are tougher.

Our Mission Stateme

Times are tough, but we are tougher.

ANNUAL REPORT 2008

PALFINGER

Table of Contents

nt

PALFINGER stands for innovative hydraulic lifting, loading, and handling solutions at each interface of the transport chain. With our market know-how, our technological skills, and the commitment of our staff we enable our customers all over the world to be more successful.

INNOVATION
is the result of our passion for the permanent improvement of product, process, and organisation. It ensures PALFINGER's market leadership and allows it to access new business fields that broaden the base of the business.

INTERNATIONALISATION
ensures that our customers in all five continents receive products that conform to market standards and provides our Company with maximum independence from regional economic fluctuations while simultaneously opening up new areas of potential growth, and optimising production and logistics costs.

DIVERSIFICATION
ensures our independence from sector-specific fluctuations, generates additional potential for growth and cross-selling, and guarantees our sales partners an optimised product portfolio.

Highligh 2008

21 JANUARY 2008
The preliminary results already showed that the 2007 financial year was the third record year in a row. Revenues went up by 19 percent to EUR 695.6 million, and EBIT increased by 29 percent to EUR 99.6 million.

25 MARCH 2008
The share of PALFINGER AG was re-included in the ATX lead index. In the preceding months PALFINGER had always ranked among the 22 high-revenue companies in the prime market.

26 MARCH 2008
The Annual General Meeting of PALFINGER AG resolved to distribute a dividend in the amount of EUR 0.70 per share and to cancel a part of its own shares, which had been acquired under a share repurchase scheme carried out until 2003.

6 MAY 2008
In the first quarter 2008, the demand for PALFINGER products continued to be strong. Revenues and earnings both went up by more than 20 percent. The acquisition of the MBB Group at the end of 2007 gave more weight to hydraulic systems within the Group.

19 JUNE 2008
Chief Marketing Officer Herbert Ortner was appointed the new Chief Executive Officer of PALFINGER AG. He succeeded the previous CEO and CFO Wolfgang Anzengruber, who decided to leave the Management Board of PALFINGER AG to take over a position at the top of the Austrian energy group Verbund.

10 JULY 2008
Christoph Kaml was appointed PALFINGER AG's new Chief Financial Officer from 2009 onwards. Being in charge of managing the North American area, he was already familiar with the specific traits of the Group – an indispensable prerequisite in an economy that is increasingly becoming more uncertain on an international level.

ts

6 AUGUST 2008
The results of the first half 2008 showed double-digit growth rates. While demand was noticeably weaker in individual market regions, such as Spain, Great Britain, and Italy, the growth markets in Eastern Europe and Asia still showed great potential.

14 AUGUST 2008
PALFINGER took over the ELEVANT access platform unit of the German WUMAG GmbH, thus becoming a major player on the European market for access platforms.

18 SEPTEMBER 2008
Hubert Palfinger jun. took over the position of Deputy Chairman of the Supervisory Board from his father Hubert Palfinger, who kept his seat on the Supervisory Board.

25 SEPTEMBER 2008
At this year's IAA Commercial Vehicles fair in Hanover, Germany, PALFINGER presented established solutions and new developments to an expert audience until 2 October. PALFINGER PLAYWORLD attracted large crowds and gave visitors the opportunity to "play" with PALFINGER's products and test them for comfort, safety, and environmental-protection features.

31 OCTOBER 2008
With Omaha Standard PALFINGER took over one of the leading producers of truck bodies and pick-up tail lifts in the US. Local value creation in the US is strongly enhanced and revenues in the North American area are doubled.

6 NOVEMBER 2008
The US subprime mortgage crisis had taken hold of the global banking system and subsequently spread to the real economy. In particular since the summer months the slowdown in the economy has also affected PALFINGER. The results for the first three quarters still showed an increase thanks to the strong first half, but the outlook was restrained.

18 NOVEMBER 2008
Demand in the core markets continued to be on the decline with no recovery in sight for the following months. Against this background management reduced capacities in Austria, laying off 96 employees for whom a redundancy compensation scheme was worked out. Until further notice, short-time work will be introduced at Austrian sites from January 2009 onwards.

PALFINGER at a Glance

In 2008 the PALFINGER Group continued to report growth rates and for the fourth time in a row achieved record revenues in the amount of EUR 794.8 million. This was facilitated by three major acquisitions, which took effect in the period under review.

However, PALFINGER was not spared the effects of the adverse economic environment. Furthermore, the slump in demand prompted the Company to take measures in the second half so as to be equipped for the presumably weak year 2009, with EBIT at EUR 69.1 million clearly falling short of previous year's value.

The PALFINGER Group is headquartered in Bergheim, Salzburg, Austria, and as of 31 December 2008 comprised 42 companies in 17 countries with a total staff of 4,982. The Group operates an optimised global sales and service network with approximately 4,000 outlets and more than 200 independent dealers in more than 130 countries on five continents.

PALFINGER is one of the worldwide market leaders in the industry. The Group's global position provides for a well-diversified product portfolio and, together with its sound financial basis, constitutes an excellent foundation in order to identify and make use of opportunities even in the current difficult market environment.

PALFINGER's equity ratio amounted to 48.5 percent, and due to the acquisitions carried out and a comprehensive investment programme the gearing ratio went up to 53.8 percent in 2008. ROE was at 15.9 percent, and return on capital employed for the 2008 financial year amounted to 13.1 percent.

AT ITS 22 MANUFACTURING AND ASSEMBLY SITES, PALFINGER PRODUCES HYDRAULIC LIFTING, LOADING, AND HANDLING SOLUTIONS FOR EACH INTERFACE OF THE TRANSPORT CHAIN. PALFINGER IS CONSIDERED TO BE THE TECHNOLOGY AND INNOVATION LEADER. FOR TRUCK-MOUNTED KNUCKLE BOOM CRANES, TIMBER AND RECYCLING CRANES, AND CONTAINER HANDLING SYSTEMS PALFINGER IS THE NUMBER ONE IN THE GLOBAL MARKET, AND THE WORLDWIDE NUMBER TWO FOR TAIL LIFTS. MOREOVER, THE COMPANY IS THE LEADING SPECIALIST IN HIGHTECH RAILWAY APPLICATIONS.



Truck-mounted knuckle
boom cranes



Madal telescopic cranes



EPSILON timber and recycling cranes/
STEPA farm cranes



Omaha Standard
truck bodies and
pick-up tail lifts



PALIFT
container handling systems



CRAYLER
transportable forklifts



MBB/RATCLIFF
tail lifts and passenger lifts



BISON/WUMAG ELEVANT
access platforms



RAILWAY
rail transport system solutions

SERVICES


The global market.
The global market leader.
HERBERT ORTNER
CHIEF EXECUTIVE OFFICER

DEAR SHAREHOLDERS,

The PALFINGER Group is looking back on a highly eventful financial year 2008. Even though economic developments prevented us from reporting only growth rates and new record figures, as was the case in previous years, we did achieve success in several areas.

In 2007 we were still faced with overheated demand, scarcity of capacities, and bottlenecks in supply, whereas in 2008 the US subprime crisis gradually spread to Europe and other regions of the world, and subsequently affected the real economy. For PALFINGER this development meant a decline in demand, which we were at first able to make up for both by our international position and our flexible structures. In late autumn, the unbroken downward trend in the world economy finally forced us to reduce our workforce. In spite of that necessary step, we still have sufficient flexibility to respond quickly to a recovery of the market. On the basis of current estimates we are well equipped for the future.

But we also achieved a great deal in the past year. The high order backlog dating from 2007 and our strong market position made it possible for us to record three extremely successful quarters in 2008. At the same time we managed to use the increasingly weaker environment to carry out significant acquisitions, thus adding to the strength of the PALFINGER Group.

This growth also contributed to an increase in revenue of 14.3 percent. Earnings for the total year, however, clearly fell short of the previous year's figure, reflecting the difficult market environment. Even so, if the measures taken in the fourth quarter are not taken into account, we achieved the third-best results in the history of our Company and, as expected, a double-digit EBIT margin. While some of our financials did go down, they all still reflect PALFINGER's vigour: At 8.7 percent our EBIT margin is even now above the industry average. Our high equity ratio also mirrors our sound basis, as does our gearing, which amounts to only 53.8 percent even after our recent acquisitions and investments.

From today's perspective the outlook for the year 2009 is uncertain, which makes it even more important to have a clear goal in sight. Our goal is to gain further market share. Of course we are also going to cut back on costs wherever possible. However, we plan to keep our core staff because in the end it is their skills and know-how that constitute a major success factor of PALFINGER. At this point I would therefore once again like to extend my warm thanks to all our employees – 2008 certainly was not an easy year for them either.

At PALFINGER we all contribute our share to this goal within the scope of our capacities – through cost reductions, mutual assistance, and motivation. We have to remain committed to delivering top product and service quality, which is exactly where our strength lies. We repay the trust vested in us by providing transparent and regular communication both internally and externally especially in these uncertain times.

Despite all uncertainties we are optimistic about the future: PALFINGER holds a very strong market position – in terms of products as well as regions – and also has an extremely sound financial basis. It was with vigour that we set out into these difficult times, which is why we are able to make use of numerous opportunities even now – or rather, especially now.

Herbert Ortner

Corporat
Governa
Report

e

nce


The cyclical downswing.
The cyclical upswing.
The cyclical downswing.
The cyclical upswing.
The cyclical downswing.
The cyclical upswing.
The cyclical upswing.
The cyclical downswing.
The cyclical upswing.
The cyclical downswing.
The cyclical upswing.
The cyclical downswing.
The cyclical downswing.
The cyclical downswing.
The cyclical upswing.
The cyclical downswing.
The cyclical upswing.
What will be, will be.
But quality will
always prevail.
WOLFGANG PILZ
CHIEF MARKETING OFFICER

Corporate Governance Report

PALFINGER WAS INVOLVED IN BRINGING ABOUT THE AUSTRIAN CORPORATE GOVERNANCE CODE AND CONTINUES TO ACTIVELY CONTRIBUTE TO THE FURTHER DEVELOPMENT OF CORPORATE GOVERNANCE.

MANAGEMENT AND SUPERVISORY BOARDS

Pursuant to the (Austrian) Companies Act (AktG) the Management Board of PALFINGER AG manages the Company under its own responsibility in such a manner as is in the best interest of the Company, taking into consideration the interests of the shareholders and of the employees as well as the public interest. The Supervisory Board supervises the management and assists the Management Board in significant decisions.

MANAGEMENT BOARD

The Management Board of PALFINGER AG is composed of four members. In June CEO and CFO Wolfgang Anzengruber announced his decision to leave the Company as of the end of August 2008. Herbert Ortner was appointed the new Chief Executive Officer and also acted as interim CFO. Since 1 January 2009, Christoph Kaml has been PALFINGER AG's new Chief Financial Officer.

Herbert Ortner,
CEO – Chief Executive Officer (since 19 June 2008)/
CMO – Chief Marketing Officer
Born in 1968, Herbert Ortner was global Business Unit Manager for industrial hoses at the public listed Semperit Group until 2001. He then joined PALFINGER, where he developed the spare parts, equipment, and service business before being appointed to the Management Board in February 2003. The focus of his activities as Chief Marketing Officer included PALFINGER's railway applications, tail lifts, transportable forklifts, and access platforms, as well as the further expansion of the service business. As CEO he is also in charge of legal affairs, procurement, personnel, marketing, communications, and investor relations. From 1 September 2008 until the end of 2008 he also acted as the Group's interim CFO. His current term of office will expire on 30 June 2013.

Wolfgang Anzengruber,
CEO – Chief Executive Officer (until 19 June 2008)/
CFO – Chief Financial Officer (until 31 August 2008)
Born in 1956, Mr. Anzengruber began his career with the Simmering-Graz-Pauker Group. In 1990 he joined ABB, where he most recently was a member of the management team of ABB Austria. In 1999 he joined the management team of Salzburger Stadtwerke, and from 2000 served as Senior Executive Vice President Sales of Salzburg AG. In September 2003 Mr. Anzengruber became the Chief Executive Officer of PALFINGER AG. His term of office expired on 31 August 2008.

Wolfgang Pilz,
CMO – Chief Marketing Officer
Born in 1959, Mr. Pilz has approximately 25 years of experience in the crane business at PALFINGER. He was appointed Marketing & Sales Manager of the truck crane division in 1997. Since February 2003 he has been Chief Marketing Officer for the core business areas of cranes and PALIFT container handling systems. His current term of office will expire on 31 January 2014.

Martin Zehnder,
COO – Chief Operating Officer
Born in 1967, Mr. Zehnder started his career at Alstom Schienenfahrzeuge AG in 1984. From 2000 to 2005 he was Managing Director of Development and Production for Keystone Europe in France. In 2005 Martin Zehnder became Global Manufacturing Manager in charge of all manufacturing facilities of the PALFINGER Group, and since January 2008 as the Company's Chief Operating Officer he has been responsible for global production. His current term of office will expire on 31 December 2010.

Christoph Kaml,
CFO – Chief Financial Officer (since 1 January 2009)
Born in 1974, Mr. Kaml started his career with Gemini Consulting. Before joining PALFINGER AG in 2004, he was a proxy holder at an M&A consulting company in Switzerland. In 2006 he changed from PALFINGER Corporate Development to the management of the North American sales area domiciled in Niagara Falls, Canada, where he was in charge of finances, strategy, and business development. Since January 2009 Mr. Kaml has been PALFINGER AG's Chief Financial Officer. His term of office will expire on 31 December 2011.

SUPERVISORY BOARD

The Supervisory Board of PALFINGER AG consists of six members elected by the Annual General Meeting and three members delegated by the Works Council. Following a resolution of the Supervisory Board in September 2008, Hubert Palfinger jun. took over the position of Deputy Chairman of the Supervisory Board from his father Hubert Palfinger, who kept his seat on the Supervisory Board.

Name	First appointment	End of term of office
Alexander Exner (Chairman) born in 1947	21 June 1995	AGM 2009
Hubert Palfinger jun. (Deputy Chairman) born in 1969	13 April 2005	AGM 2010
Hubert Palfinger born in 1942	1989	AGM 2009
Kurt Stiassny born in 1950	14 November 1996	AGM 2012
Peter R. Scharler born in 1957	14 April 2004	AGM 2012
Alexander Doujak born in 1965	5 April 2006	AGM 2011
Johann Mair* born in 1951	24 May 2005	*
Alois Weiss* born in 1962	13 February 2006	*
Gerhard Gruber* born in 1960	15 May 2006	*

* delegated by the Works Council

Alexander Exner,
Chairman of the Supervisory Board
Mr. Exner is a management consultant and founding member of the Neuwaldegg consultancy group. His relationship with PALFINGER goes back over 25 years. Mr. Exner was CEO of Palfinger Holding AG in the 1990s. After the establishment of PALFINGER AG in 1995 he became Deputy Chairman of the Supervisory Board and has been the Chairman of the Supervisory Board since the end of 2003.

Hubert Palfinger,
Deputy Chairman of the Supervisory Board (until 18 September 2008), since then member of the Supervisory Board
Mr. Palfinger began with the industrial production of truck-mounted cranes in 1964 at the age of 22, after taking over his father's business. The majority shareholder of the Group headed the Company for 33 years and was Chairman of the Supervisory Board from 1997 to 2003.

Hubert Palfinger jun.,
Deputy Chairman of the Supervisory Board (since 18 September 2008)
After spending 15 years with various companies of the PALFINGER Group, Hubert Palfinger jun. took over the management of Industrieholding GmbH in 2004. He has held a seat on the Supervisory Board of PALFINGER AG since 2005, and on 18 September 2008 he succeeded his father as Deputy Chairman of the Supervisory Board.

Kurt Stiassny is Chairman of the Supervisory Board of Andritz AG.

COMMITTEES OF THE SUPERVISORY BOARD

Audit Committee

Powers of decision as specified in the Companies Act.
Members: Alexander Exner, Kurt Stiassny, Hubert Palfinger jun., Johann Mair

Nomination Committee

The Nomination Committee submits to the Supervisory Board proposals for the appointment of Management Board members in case of a vacancy and deals with issues of succession planning.
Members: Alexander Exner, Hubert Palfinger, Hubert Palfinger jun.

Remuneration Committee

The Remuneration Committee deals with issues relating to the remuneration of Management Board members and the terms of employment contracts entered into with Management Board members.
Members: Alexander Exner, Hubert Palfinger, Hubert Palfinger jun.

AUDITOR

Following an invitation to tender, the Annual General Meeting resolved to appoint Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, as the auditor of the 2008 financial statements and consolidated financial statements of PALFINGER AG, on 26 March 2008, in accordance with a proposal made by the Supervisory Board.

REPORT OF THE SUPERVISORY BOARD

In the 2008 financial year, the Supervisory Board performed all duties assigned to it by law and by the Company's Articles of Association. Four Supervisory Board meetings were held, on 25 February 2008, 16 June 2008, 18 September 2008, and 18 December 2008, and attended by the Management Board in the 2008 financial year. Above and beyond this, the Management Board informed the Supervisory Board regularly, both in writing and verbally, about the course of business and the position of the Company and of the Group companies. The Chairman of the Supervisory Board communicated regularly with the Chairman of the Management Board, also outside the scope of the Supervisory Board meetings, in order to confer with him concerning the Company's strategy, business development, and risk situation.

Besides current developments, the Supervisory Board focused primarily on strategy in the individual divisions, acquisition projects, and on major investment decisions. The Executive Committee, the Nomination Committee, and the Remuneration Committee met at regular intervals during the reporting year. The strategic orientation and further development of the Group were the focus of discussions.

PALFINGER AG's financial statements for the year ended on 31 December 2008 and the management report including the Company's accounting records were audited by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg. The audit revealed that the accounting records, the financial statements, and the management report comply with the applicable legal regulations and the provisions of the Articles of Association. The final findings of the audit did not give rise to any objections, allowing an unqualified auditor's opinion to be issued for 2008. This also applies to the consolidated financial statements. The consolidated financial statements prepared in accordance with IFRS (as adopted by the European Union) were supplemented by the consolidated management report and additional information in accordance with sec. 245a of the (Austrian) Business Code (UGB).

The Supervisory Board has approved the financial statements for the year ended on 31 December 2008 and the management report for the 2008 financial year, thereby adopting the 2008 financial statements of PALFINGER AG in accordance with sec. 125 para. 2 of the Companies Act (AktG). The Supervisory Board has approved the consolidated financial statements of the Company and the consolidated management report prepared in accordance with sec. 244 et seq. of the Business Code. The Supervisory Board has evaluated and approved the proposal of the Management Board with respect to the distribution of profits for the 2008 financial year.

The Supervisory Board would like to thank and acknowledge the members of the Management Board as well as all staff members of the PALFINGER Group for their outstanding commitment and achievements in the 2008 financial year.

Salzburg, 24 February 2009

Alexander Exner m.p.
Chairman of the Supervisory Board

REMUNERATION REPORT

The remuneration system in place for Management Board members includes fixed elements and profit-related payments. Profit-related remuneration is based on targets that are set in agreement with the individual Management Board members, on the one hand, and the fundamental financial ratios of the PALFINGER Group – revenue growth, profit before tax, and ROCE, on the other. For detailed information on remuneration, stock options, as well as special bonuses see notes to the consolidated financial statements, page 95 and/or page 136 of this Report.

The members of the Supervisory Board received no remuneration for their services in the 2008 financial year.

CORPORATE GOVERNANCE CODE

PALFINGER is committed to the standards of the Austrian Corporate Governance Code (www.corporate-governance.at) and complies with nearly all rules of the Code. This commitment is evaluated every year by an external auditor. The evaluation result confirms that corporate governance is genuinely put into practice at PALFINGER. The audited questionnaire is made available to all interested parties on the Company's homepage (www.palfinger.com).

PALFINGER satisfies the requirements of the binding L-rules (Legal Requirement) and adheres to all C-rules (Comply or Explain) of the Austrian Corporate Governance Code (in its revised version of 2007) with the following exceptions:

Rule No. 53 (Independent Members of the Supervisory Board)

PALFINGER does not fully comply with Rule No. 53. No criteria for independence have been established. Rather, PALFINGER AG publishes personal and qualification profiles of the members of the Supervisory Board and circumstances that might limit their independence on its homepage. On the basis of this information any shareholder as well as the public at large can gain insight into the qualifications of the members of the Supervisory Board and assess their suitability for their tenure. Information on contracts requiring prior approval can also be found on the Company's homepage www.palfinger.com.

Other than the Palfinger family, no member of the Supervisory Board has either a direct or an indirect shareholding of more than 1 percent in PALFINGER AG.

The performance of the Supervisory Board members has made a significant contribution to the success of PALFINGER AG in recent years. The well-balanced composition of the Supervisory Board, the diligent selection of the individual members according to their professional and personal characteristics, as well as their knowledge of the Company and of the entire sector, have been of the greatest importance in this respect.

Rule No. 39 (Supervisory Board Committees)

The requirements of Rule No. 39 are satisfied in principle. The sole exception, as noted in the comments regarding Rule No. 53, is the third paragraph ("sufficient number of independent members in the committees").

Rule No. 51 (Remuneration Scheme for Members of the Supervisory Board)

It is not possible to establish a remuneration scheme since neither the Annual General Meeting nor the Company's Articles of Association have provided for a fixed remuneration of the members of the Supervisory Board.

Herbert Ortner m.p.	Wolfgang Pilz m.p.
Christoph Kaml m.p.	Martin Zehnder m.p.


The rapid growth in previous years.
The opportunity to give even more attention to quality and productivity.
MARTIN ZEHNDER
CHIEF OPERATING OFFICER

REMUNERATION REPORT

The remuneration system in place for Management Board members includes fixed elements and profit-related payments. Profit-related remuneration is based on targets that are set in agreement with the individual Management Board members, on the one hand, and the fundamental financial ratios of the PALFINGER Group – revenue growth, profit before tax, and ROCE, on the other. For detailed information on remuneration, stock options, as well as special bonuses see notes to the consolidated financial statements, page 95 and/or page 136 of this Report.

The members of the Supervisory Board received no remuneration for their services in the 2008 financial year.

CORPORATE GOVERNANCE CODE

PALFINGER is committed to the standards of the Austrian Corporate Governance Code (www.corporate-governance.at) and complies with nearly all rules of the Code. This commitment is evaluated every year by an external auditor. The evaluation result confirms that corporate governance is genuinely put into practice at PALFINGER. The audited questionnaire is made available to all interested parties on the Company's homepage (www.palfinger.com).

PALFINGER satisfies the requirements of the binding L-rules (Legal Requirement) and adheres to all C-rules (Comply or Explain) of the Austrian Corporate Governance Code (in its revised version of 2007) with the following exceptions:

Rule No. 53 (Independent Members of the Supervisory Board)

PALFINGER does not fully comply with Rule No. 53. No criteria for independence have been established. Rather, PALFINGER AG publishes personal and qualification profiles of the members of the Supervisory Board and circumstances that might limit their independence on its homepage. On the basis of this information any shareholder as well as the public at large can gain insight into the qualifications of the members of the Supervisory Board and assess their suitability for their tenure. Information on contracts requiring prior approval can also be found on the Company's homepage www.palfinger.com.

Other than the Palfinger family, no member of the Supervisory Board has either a direct or an indirect shareholding of more than 1 percent in PALFINGER AG.

The performance of the Supervisory Board members has made a significant contribution to the success of PALFINGER AG in recent years. The well-balanced composition of the Supervisory Board, the diligent selection of the individual members according to their professional and personal characteristics, as well as their knowledge of the Company and of the entire sector, have been of the greatest importance in this respect.

Rule No. 39 (Supervisory Board Committees)

The requirements of Rule No. 39 are satisfied in principle. The sole exception, as noted in the comments regarding Rule No. 53, is the third paragraph ("sufficient number of independent members in the committees").

Rule No. 51 (Remuneration Scheme for Members of the Supervisory Board)

It is not possible to establish a remuneration scheme since neither the Annual General Meeting nor the Company's Articles of Association have provided for a fixed remuneration of the members of the Supervisory Board.

Herbert Ortner m.p.	Wolfgang Pilz m.p.
Christoph Kaml m.p.	Martin Zehnder m.p.

Strategy and Value Management

ITS STRONG MARKET POSITION AND SOUND FINANCIAL BASIS ALLOW PALFINGER TO MAKE USE OF GROWTH OPPORTUNITIES EVEN IN DIFFICULT ECONOMIC TIMES. THE GROUP IS THEREFORE IN A POSITION TO ACTIVELY PARTICIPATE IN THE CONSOLIDATION OF THE MARKET AND SOLIDIFY AND FURTHER EXPAND ITS STRENGTH TOWARDS ITS COMPETITORS.

Sustainable profitable growth and the largest shareholder value possible are at the focus of PALFINGER's strategy. Growth is to be generated both organically and as a result of acquisitions. By focusing on the three pillars of innovation, internationalisation, and diversification it becomes possible to implement the long-term corporate strategy in a targeted manner. The employees and their skills and commitment are the core success factors of the PALFINGER Group. Whenever a decision is taken, the potential effects on the staff are taken into consideration.

PALFINGER defines innovation both in terms of the development of new components and products and the regular optimisation of processes and organisation. Continuous research, also carried out in cooperation with external institutions, promotes the development and/or the use of new materials and technologies. For many years now PALFINGER has been recognised as the technology leader in the industry and was able to maintain this position in 2008 through the presentation of additional *High Performance* crane models and the newly developed EPSOLUTION crane generation for the forestry and recycling industry.

In 2008 PALFINGER made further progress with regard to the constant optimisation of its production processes. This was especially facilitated by the measures of its three-year investment programme, in the scope of which rationalisation potentials were implemented through process optimisation and further quality enhancement. In 2008 other projects to facilitate a constant improvement of cost structures and processes were bundled into a "PALFINGER ProductionSystem".

Internationalisation reduces dependence on regional economic fluctuations and optimises production and logistics costs, and additionally it opens up new growth potentials for PALFINGER. This includes procurement and assembly of products at the local level and access to new markets. Through the acquisition of the MBB Group at the end of 2007, PALFINGER gained access to the tail lift market, where the Company had previously not been present with this product. Local value creation was also stepped up, in particular in the US and in Asia, with an important contribution coming from the takeover of Omaha Standard in the US. The company brought well-established procurement, production, and distribution structures to the PALFINGER Group. In China the first market experience prompted PALFINGER to expand the existing assembly plant into a production site where products are now manufactured and assembled.

Diversification ensures PALFINGER's independence from sector-specific fluctuations and guarantees the Company's sales partners an optimised product portfolio. It is specifically applied in areas in which the Group already has a presence. Thus it becomes possible to use cross-selling opportunities existing within the Group. With the acquisition of MBB and WUMAG ELEVANT, PALFINGER completed its tail-lift and access-platform product portfolio in 2008. Omaha Standard is a leading supplier of specific regional products in North America and thus provides a valuable addition to the product portfolio of this region.

Thanks to the persistent implementation of the strategy, PALFINGER has turned into a global market leader in the past ten years. The strategy comprises the PALFINGER Group in its entirety and therefore applies to all product groups and/or segments alike.

In the first quarter 2008 PALFINGER established its new VENTURES segment, where major strategic initiatives – both regional and product-oriented – are bundled from their development phase to operational maturity. This separation from the operating business is to guarantee a focus on building up new fields of business, the continuing market development but also internal organisational improvements.

TARGETS 2011

The dramatic economic decline in the course of 2008 and the lowered forecasts for the months to come prompted PALFINGER to adjust its strategy for 2011, defined in the previous year, to match the changed circumstances. Hence the prospects of growth are significantly lower than originally estimated, but the supreme targets of the PALFINGER Group remain unchanged.

The target of controlled growth is to be achieved in the medium run by positive results contributed by all product groups. In particular, the expansion of business through inorganic growth will result in the waning significance of the CRANES segment compared to HYDRAULIC SYSTEMS & SERVICES. The share of revenues within the Group is expected to continue to shift towards 50 percent. Strengthening the hydraulic systems is in line with the goal to have a ranking among the top three market players in every product group. However, this shifting weight within the PALFINGER Group will also lead to a lowering of the Group EBIT margin, as hydraulic systems bring in lower margins than cranes, which is already reflected in the results of the 2008 period under review. A varying performance of the individual regions will presumably mean that in the long term Europe, America, and the remaining regions – in particular Asia, Africa, and the Middle East, will each contribute approximately one third to the Group's revenues.

In the past few years PALFINGER has become highly flexible by continuously improving processes, which allows the Company to respond quickly to changing demand or customer requirements and constitutes a significant competitive advantage. PALFINGER was able to use this flexibility in the course of 2008, when individual markets slumped within a short time. In the months to come PALFINGER will have to maintain this flexibility in the best possible manner even if demand remains at a constant low level, so as to be able to continue to respond quickly to positive as well as negative market trends.

At PALFINGER growth and value creation are determined by the indicators revenue increase, EBIT margin, and ROCE. In 2008 the rise in revenue of 14.3 percent clearly reflects the growth achieved. The difficult market development in the financial year and the measures taken in this connection are clearly reflected in the decline of the EBIT margin by 5.6 percentage points to 8.7 percent – still above average – and ROCE of 13.1 percent in 2008. This leaves PALFINGER well prepared for the expected development and the associated industry consolidation.


There is hardly a worse time to start this job.
There is no better time to start this job.
CHRISTOPH KAML
CHIEF FINANCIAL OFFICER
(SINCE 1 JANUARY 2009)

Consolid
Manage
Report

ated
ment

Market Review

THE YEAR 2008 WAS MARKED BY ENORMOUS CHANGES. IN THE COURSE OF THE REPORTING PERIOD, THE SUBPRIME CRISIS THAT HAD ORIGINATED IN THE US IN 2007 INCREASINGLY HIT FINANCIAL MARKETS, INCLUDING THOSE IN EUROPE. THE UNCERTAINTY AND RISK AVERSION CAUSED BY THIS SITUATION ALSO AFFECTED THE DEVELOPMENT OF THE REAL ECONOMY. AS A RESULT OF GROWING GLOBAL INTERRELATIONS, THIS CRISIS EVENTUALLY SPREAD TO OTHER ECONOMIC REGIONS AS WELL.

ECONOMIC BACKGROUND

According to forecasts by the International Monetary Fund (IMF) global economic growth slowed down from 5.0 percent in the previous year to an estimated 3.4 percent in 2008. This downward trend was led by industrialised nations, which are close to or already in a recession. In contrast, to some extent the emerging markets remained robust.

The loss of confidence in capital markets continued to worsen noticeably after the crash of the US investment bank Lehman Brothers. Subsequently, the financial crisis, which had originated in the US in 2007, spread and hit the real economy in Europe. Uncertainty caused many companies to curtail or stop their investment activities. The IMF expects the global economy to grow by only 0.5 percent in 2009.

Domestic demand in the US remained at a low level throughout the entire year. GDP growth for 2008 was still 1.1 percent, but economic performance diminished during the second half of the year. In the countries of the eurozone economic growth also slowed down considerably, dipping to 1.0 percent. As growth is expected to decline in the five biggest members, Germany, France, Italy, Spain, and the Netherlands, in 2009, the forecast for the eurozone was lowered to – 2.0 percent in January 2009. Although the development of the Eastern European countries was also curbed by this uncertainty, they still reported 3.2 percent growth during the period under review.

The emerging markets – first and foremost China and India – remained the largest contributors to global economic growth. Nevertheless, they were no longer able to defy the effects of the financial crisis from the third quarter 2008 onwards. While the growth rate recorded in 2008 was still 7.8 percent, for 2009, the IMF expects growth to be 5.5 percent.

On an international comparison the Latin American countries remained stable in 2008. GDP growth was still 4.6 percent – mainly due to the strong first half-year – but it is likely to decrease to 3.2 percent in 2009. In the fourth quarter a pronounced decline in global demand became evident and the high inflation rate and the dwindling trust of the consumers inhibited private consumption.

Against this backdrop, the US dollar managed to regain value against the euro. At the end of the year the exchange rate was 1.39 as compared to 1.46 at the beginning of the year. In contrast, the Canadian dollar depreciated against the euro. The Chinese yuan appreciated against the US dollar and in particular also against the euro and at the end of the period was quoted at 9.50. The Brazilian real depreciated considerably, falling to 3.22.

In the first half 2008 the markets for raw materials still saw considerable increases in prices. In the second half, however, they were characterised by a distinct downward trend and in some cases the prices fetched were not even high enough to cover the production costs. After a record high of USD 145.19 per barrel as of mid-year, the Brent crude oil price declined to USD 40.25 as of the end of 2008. This development prompted OPEC to cut oil output to stabilise the situation.

INDUSTRY REVIEW

The performance of the industries in which PALFINGER products are used is a material basis for the business development of the individual product divisions. The industrial sectors the Group depends on most are still the construction industry and transport and logistics, which are also early indicators of expected macroeconomic developments. In addition, the recycling industry, agriculture and forestry, retail, and municipalities are major customers for PALFINGER products.

CONSTRUCTION INDUSTRY

For the European construction industry 2008 was a year marked by a high level of instability and diverse developments. All in all, production was slightly on the decline in the construction sector. This trend was reinforced during the second half of the year and, according to EURO-CONSTRUCT, will also continue in 2009.

This development was particularly strong in those countries which had been characterised by a strong construction boom in recent years, i.e. primarily Ireland and Spain. As a consequence of a growth period of more than ten years in the Spanish construction sector, construction including its related industries lately accounted for around one quarter of the total gross value added. The declines for 2008 and 2009 are estimated to amount to 14 and 16 percent, respectively.

Many projects were abandoned due to a lack of finance commitments – existing projects were cancelled and fewer new orders were placed. Although this affected primarily residential construction, the commercial construction sector was not spared either. Developments in Western and Eastern Europe continued to differ distinctly. Western Europe is characterised by a relatively high per capita construction volume, with residential buildings accounting for around half of the market volume. In contrast, Eastern European countries, where commercial and underground construction play a more important role, still record growth, even though growth rates are slightly lower.

The infrastructure programmes announced by several countries and by the EU are expected to give a first impetus. From 2010 onwards the entire sector should be able to recover. However, whether this projection is accurate will also depend on future economic development in Europe.

In the US the decline that had already started in 2007 intensified. The residential construction sector was hit particularly hard with construction volumes going down by almost 30 percent in 2008 according to the Federal Office for Foreign Trade (Bundesagentur für Außenwirtschaft, BFAI). An easing of this negative tendency is expected to take place in 2009.

TRANSPORT AND HAULAGE

Trucks account for around 70 percent of European freight transport. Consequently, the distinct turndown of the global economy also affected the automotive industry, which recorded its steepest decline since 1993. In the European market, the number of new commercial vehicles registered in 2008 was 9 percent lower than in the previous year.

While increases in registrations of trucks over 3.5 tonnes were recorded in Western Europe, in particular in Great Britain (+ 13 percent) and France (+ 10 percent), considerable declines were witnessed in the new member states of the European Union (– 21 percent) and in particular also in Spain (– 29 percent). France and Great Britain were also the markets recording the biggest growth rates for heavy trucks over 16 tonnes in 2008. In contrast, the development in the new member states of the European Union and Spain showed declines of 15 percent and 30 percent, respectively.

The drastic decline in demand, which was also felt in the US, caused financial trouble for important automobile and commercial vehicle producers and resulted in financial support being provided by the US government. In the fourth quarter 2008 Daimler decided to discontinue its Sterling truck brand. This decision will also impact the dealers of this brand.

RECYCLING

The recycling industry, which trades in secondary raw materials or reusable materials, was also confronted with falling prices in 2008 as the demand for raw materials declined dramatically. This trend was reflected primarily in a drop in prices of scrap metal. Lower industrial production reduced the demand for steel. The resulting reduction of steel production led to lower demand and decreasing prices for scrap metal as a raw material over the course of the year. Recently, exports of recycling material to Asia were discontinued almost completely.

COMPETITIVE ENVIRONMENT

The core product distributed by PALFINGER is the truck-mounted knuckle boom crane. With a market share of around 32 percent PALFINGER is the global leader in this area. Its most important competitors are HIAB, a division of the Finnish Cargotec Group, and the Italian crane producer Fassi. Most of the other suppliers are either significantly smaller than PALFINGER or offer these products only outside their core business.

The strong market growth achieved in recent years strengthened not only the PALFINGER Group but also its competitors who benefited from the resulting delivery bottlenecks. In 2008, however, all competitors had to face a distinct reduction in demand. HIAB reported declines, also in earnings, as early as at mid-year and by the end of the year was forced to take drastic measures, including severe job cutbacks and closing down a plant. Against this backdrop, competition became fiercer in the course of the year. To some extent the smaller competitors are struggling even more as their liquidity structures are less flexible. The currently difficult situation is expected to lead to a consolidation of the industry.

In this market environment, the strengths of the PALFINGER Group are particularly evident. These include primarily the good cost structure, which was built up at an early stage and has been in place for years, innovative products, an efficient network of dealers, and not least also a highly qualified and motivated staff. On this basis, PALFINGER is well able to actively participate in market consolidation – a fact it has already proven by its acquisitions of strategic importance. The Group entered this phase of poor market performance equipped with a sound basis, and it will use this basis to emerge from the phase in an even stronger position.



The market in the second half 2008.
The service champion of our industry.
THOMAS MOUCKA
MANAGING DIRECTOR
PALFINGER GERMANY

CUSTOMERS AND SUPPLIERS

CUSTOMER AND DEALER NETWORK

PALFINGER products are sold in more than 130 countries all over the world through the Group's distributing companies and around 200 independent dealers. This network, together with more than 4,000 sales and service centres, is a major contribution to PALFINGER's advantage of not only being the technology and quality leader but also the service champion of the industry. In 2008 PALFINGER intensified its service activities, in particular in Asia and South America, and considerably expanded its networks in Europe and in the US in the course of the two acquisitions made by the Group.

Dealers, who supply most of the Group's final customers, are PALFINGER's most important group of customers. The continuous exchange of experience and information is promoted on the occasion of annual supplier conferences, which are organised in turn for all global dealers in Austria and for the area dealers in the individual regions. The 2008 International Dealer Conference was all about the global "PALFINGER family" and focused on communications among international dealers as well as between dealers and the PALFINGER staff.

For PALFINGER the satisfaction of its customers is a major success factor that makes it possible for the Group to continue to stand out from its competitors. In 2007 comprehensive studies were carried out among dealers and final customers to assess their satisfaction and get to know more about their needs and wishes. On the basis of the results of these surveys, specific measures were prepared and implemented in 2008.

In order to be able to meet the growing demand for customised product solutions, PALFINGER built up extra resources in this area. Communications with dealers via the PALFLINGER extranet were improved by adding new tools. In addition, awareness of the importance of brief response times to inquiries was raised among the staff of the marketing and dispatch departments.

Furthermore, in cooperation with its dealers, PALFINGER improved the training to be provided upon delivery of the equipment to the final customers to better meet their wishes. After-sales care was also intensified, in particular optimising the supply of spare parts and servicing.

The success of the measures taken to increase customer satisfaction will be reflected in the results of the next dealer survey, which is planned for 2009.

PURCHASING

The expenditure for materials and external services is the largest cost item of the PALFINGER Group, with steel playing the most important role and accounting for around 17 percent of this item. In recent years overheated demand had resulted in a considerable shortage and enormous price increases, which continued until the beginning of the year. The situation eased off increasingly in the course of the year 2008 in keeping with the dampened economic environment. As machine capacities became available, PALFINGER partly returned to insourcing the manufacturing of components and parts and started to manufacture components for third parties. Suppliers of strategic importance were subjected to a risk analysis in order to examine the effects of the reduction in output figures on their liquidity and economic stability.

Essential procurement factors for PALFINGER include advanced technologies and innovation, primarily in the fields of hydraulics, electronics, and high-tension steel. Therefore procurement focuses primarily on the EU market, where these issues are strongly promoted. PALFINGER's most important Eastern European procurement markets are Slovenia, Bulgaria, Romania, and Croatia; due to the current price pressure these markets are gaining further importance.

With the aim of continuously enhancing the quality and consequently also the competitiveness of its products, PALFINGER maintains long-term relationships with its suppliers. This objective is supported by quality assurance agreements that currently have been entered into with around 130 main suppliers. Regular audits and evaluations identify deviations and possible risks and, if required, the suppliers are provided with the necessary assistance in the optimisation process. Every second year an international supplier meeting is held to continue to improve supplier involvement. Planned developments of the PALFINGER Group are also presented at these meetings.

As a rule, in order to secure the expected future demand, PALFINGER enters into long-term agreements with its main suppliers, which provide for variable annual purchase quantities. Accordingly, after a one-time rise in prices, the increases in raw material prices during the first half of 2008 had no further effects on the production costs of PALFINGER. In return, however, it has to be expected that PALFINGER will have to bear opportunity costs should the prices for raw materials continue to fall.

As a consequence of the weakening economic situation in the 2008 financial year, PALFINGER called significantly smaller quantities. The purchase quantities for raw materials were the only quantities that remained unchanged. At mid-year a further increase in prices, in particular for steel, was still expected for 2009, and thus PALFINGER decided to call 100 percent of the quantities agreed upon. This strategy also resulted in a pronounced augmentation of inventories in this area. However, in light of the changed market development during the last months of 2008, noticeable reductions in raw material prices are now expected for 2009.

Performance of PALFINGER

THE UNCERTAIN MARKET ENVIRONMENT WAS ALSO REFLECTED IN THE PERFORMANCE OF THE PALFINGER GROUP. DECLINING DEMAND LED TO CHANGES IN REVENUES AND EARNINGS, WHICH FORCED PALFINGER TO RESPOND BY TAKING ADEQUATE MEASURES. AT THE SAME TIME, THE GROUP'S LEADING POSITION IN THE MARKET, ITS MATURE STRUCTURES, AND ITS SOUND CAPITAL BASIS OPENED UP NUMEROUS OPPORTUNITIES FOR PALFINGER, WHICH THE GROUP SEIZED IN ORDER TO EMERGE EVEN STRONGER FROM THIS DIFFICULT SITUATION.

BUSINESS DEVELOPMENT IN 2008

The PALFINGER Group looks back on an ambivalent year. In the first half, the Group continued to report a clear double-digit organic growth, which was possible because the crane business in Europe was still strong and the existing order backlog from the previous year had to be reduced using increased capacities. After that, however, the effects of the extremely weak economic development started to be felt. It was through the three acquisitions – MBB, WUMAG ELEVANT, and Omaha Standard – that revenue continued to grow during the second half and that PALFINGER nearly attained revenues of EUR 800 million.


2006
2007
2008
1,000
800
600
400
200
0
20%
15%
10%
5%
0%
585.2
13.2%
695.6
14.3%
794.8
8.7%
77.0
99.6
69.1
Revenue
EBIT
EBIT margin (in percent)

DEVELOPMENT OF REVENUE AND EBIT (million EUR)

The Group's earnings development gives a clearer picture of how differently the two halves of the year proceeded. In the first half 2008 PALFINGER recorded an EBIT of EUR 59.6 million. The strong decline in demand for cranes, necessary measures regarding capacities and/or personnel, and depreciation and amortisation made it impossible for PALFINGER to improve earnings in the second half. Along with the development of earnings and the investments and acquisitions made in 2008 came a marked fall of the return on capital employed from 25.7 percent in the previous year to 13.1 percent, which was also contributed to by the inventory-related increase in capital employed.

Consequently, in spite of its thoroughly successful strategy of internationalisation, innovation and diversification, PALFINGER was not in a position to defy the consequences of the current financial and economic crisis. In particular the crane markets in Spain, Great Britain, and Italy almost came to a complete standstill in the course of the financial year. Even once-promising markets like Eastern Europe and Russia as well as Brazil had to pay the price for the global economic development. In the fourth quarter 2008 these developments and possible future scenarios forced the Group to take measures in order to be prepared for the months to come.

Revenue rose by 14.3 percent in 2008, from EUR 695.6 million to EUR 794.8 million. The groups of companies that were included for the first time – MMB, WUMAG ELEVANT, and Omaha Standard – contributed EUR 94.4 million to this increase of EUR 99.2 million. While in the first half approximately EUR 50 million of the growth was achieved organically, the second half brought a decrease by almost the same amount.

EBIT declined by EUR 30.5 million, from EUR 99.6 million in 2007 to EUR 69.1 million, which was basically caused by three factors.

In the first half of the year, the changed weighting of the products within the Group – the shift from cranes to hydraulic systems, which are characterised by lower margins – was reflected in a highly pleasing but disproportionally low rise in results. In the second half, this effect was reinforced by the decline in the European crane business and the other two acquisitions made by the Group.

Moreover, the results for the first half year were also affected by the transfer of all Continental European tail lift activities to the MBB headquarters and the subsequent phase-out of the PALGATE range of products.

On top of this, the negative economic development started to be felt in the fourth quarter 2008; for the first time since its listing on the stock exchange PALFINGER recorded negative quarterly results of EUR – 6.0 million. Apart from the market development and the lower margins of the hydraulic systems, this result primarily reflects expenses and effects such as adjustments to previously recognised items according to IFRS 3 and the recognition of the costs for the Group's social plan. Without these effects, PALFINGER would have reported a positive result in this quarter in spite of the measures taken to reduce capacities.

The EBIT margin of 8.7 percent as compared to 14.3 percent in the previous year needs to be seen in the light of the measures taken in the fourth quarter and also acquisitions, which due to the purchase price allocation and integration costs had a negative impact on the Group's earnings. Eliminating these factors, PALFINGER would have achieved a double-digit operating EBIT margin in 2008.

Taking a look at the 2008 business development in the individual quarters the – mainly inorganic – growth of the PALFINGER Group is clearly visible as is the development of the economic environment and/or the measures taken in this connection.

TEUR	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Revenue	208,944	214,508	183,718	187,669
EBIT	29,639	29,979	15,446	(5,975)
EBIT margin	14.2%	14.0%	8.4%	(3.2%)

In the second half of the year, the deliberate stock piling in the materials sector and the reduction in capacities resulted in an increase in tied-up capital. Reducing inventories to adjust to the changed markets will form a material challenge for 2009.

The performance of the individual markets in which PALFINGER is active varied greatly during the reporting period. While Spain, Great Britain, and Italy suffered severe market declines from the beginning of the year onwards, the development of important markets such as Germany and France as well as the Eastern European countries continued to be satisfactory up to the fourth quarter. However, during the last months of the reporting period, even those markets failed to defy the international tailspin. The North American market was more stable than expected, in particular the crane area. Furthermore, PALFINGER succeeded in strongly expanding its market position in this area through the acquisition of Omaha Standard, a specialist for region-specific truck bodies. In terms of earnings, until the third quarter South America developed into PALFINGER's second most important region after Europe due to the booming Brazilian market and measures implemented in the region. In Brazil, this development was brought to a halt in November, when the market was hit by the overall financial crisis.

In the second half of 2008 it was possible to return to delivery times meeting the originally defined targets of two to three months – due to the overheated market situation delivery times had been expanded to up to twelve months in recent years.

In the field of truck-mounted knuckle boom cranes the volume of incoming orders had already decreased significantly in the first half of the year, but at first the decline was compensated for by the high order backlog at the beginning of the year. As this was no longer possible in the second half, PALFINGER had to reduce capacities. Due to the investments made and the fact that over-capacities had been retained, PALFINGER still has sufficient flexibility in order to quickly increase capacities should the market recover.

This development did not affect the order intake recorded in the EPSILON business, in particular not during the first half year, due to the fact that the recycling industry was gaining strength. In the second half, signs of a market decline in forestry were felt, but the newly developed EPSOLUTION crane series supported the Group's leading market position. In the area of telescopic cranes order intake increased by an extent corresponding to an annual production during the first quarter so that PALFINGER started to demand prepayments in the second quarter due to long delivery times.

The service area was extended by two new central outlets in São Paulo and Singapore. Moreover, the Group's acquisitions also contributed to a significant extension of the service network. In 2008 the tail lift and access platform businesses of PALFINGER were supported considerably by the acquisition and/or integration of the MBB Group and/or WUMAG ELEVANT. In the PALIFT area high production costs, among other factors, resulted in changes in management and organisational structures in the fourth quarter. This paved the way for an increased independence of this area. After the CRAYLER business in North America had already been severely affected by the collapse of the market in 2007, current operations in Europe developed similarly in 2008, in contrast to the tender business. The performance of the RAILWAY area remained highly pleasing throughout the year.

SIGNIFICANT CHANGES
ACQUISITIONS TO ENSURE SUSTAINABLE PROFITABLE GROWTH

For PALFINGER 2008 was dominated by intense acquisition activities. With the takeover of the MBB Group at the end of 2007, the acquisition of the ELEVANT unit of the WUMAG Group, and the acquisition of Omaha Standard, companies with a total revenue potential of more than EUR 160 million were integrated into the PALFINGER Group.

The takeover of the German MBB Group at the end of 2007 resulted in a significant expansion of tail lift activities within the PALFINGER Group in the reporting period. The largest acquisition in the Group's history made PALFINGER the global number two in tail lifts. In 2008 it contributed EUR 61.7 million to the revenue achieved in the HYDRAULIC SYSTEMS & SERVICES segment. In the first half, the entire Continental European tail lift assembly activities were relocated to the headquarters of MBB in Ganderkesee, Germany. The series that PALFINGER had produced was discontinued.

In August PALFINGER took over the ELEVANT unit of the German WUMAG GmbH to complete its existing access platform portfolio and to create additional synergies from the similarities of products and the geographical proximity to BISON. This made PALFINGER a major player in the European market for access platforms.

In October 2008 PALFINGER closed its third acquisition within twelve months. Omaha Standard, one of the leading producers of service bodies and pick-up tail lifts in the US market, has added products specific for this region to the product portfolio of PALFINGER. The company has a state-of-the-art production plant, nine body workshops and/or dealers and an extensive distribution and service network in North America. This has raised the local value creation in the US and consequently also the natural hedging of the US dollar within the Group considerably. This acquisition means a doubling of revenues of the PALFINGER area North America.

COMPLETION OF ITS INVESTMENT PROGRAMME

In 2008 PALFINGER completed its comprehensive three-year investment programme, which besides current replacement investments comprised expansion investments in the amount of EUR 80 million. While in 2007 the programme's focus was on capacity expansion, the first priority in 2008 was to exploit rationalisation potentials by means of an improvement of processes and further quality enhancements. Important steps taken under this programme included the modernisation of the hexagonal tube production line at the Austrian site in Lengau, the expansion of steel construction and cylinder manufacturing activities at the Bulgarian sites, the large components centre in Maribor and the acquisition of the Delnice site in Croatia.

The plant in Shenzhen, China, was expanded from a pure assembly site into a production location in 2008. The first hook loaders produced at this plant were delivered in the fourth quarter.

ORGANISATIONAL ADJUSTMENTS IN A CHANGED FRAMEWORK

Since January 2008 the product units EPSILON, TAIL LIFT, and RAILWAY have been listed as "independent units" within the matrix organisation of PALFINGER. That means that they are now organised according to the principles of uniform management and, as far as possible, are free to decide to what extent they will use the matrix units of the PALFINGER structure. This special status has stood the test; previously particularly smaller organisational units, with the responsibility for processes being split, could not be managed as effectively as desired. In October 2008 this organisational structure was also implemented in the PALIFT division.

In the first quarter 2008 PALFINGER formed a new segment called VENTURES, which comprises all strategic initiatives of the Group. The objective is to guarantee a focus on the targeted exploitation of growth opportunities of the PALFINGER Group.

The current reduction of the order backlog and the noticeable decline in market demand in the course of 2008 first resulted in an extension of the company holidays in summer and around Christmas. At the same time, employees in the operating areas were asked to take compensatory time-off to reduce accrued overtime. After already having laid off temporary workers, the further deterioration of the economic climate prompted the management to implement a redundancy compensation scheme and to cut jobs in the fourth quarter in order to be prepared for the expected trough in 2009. This affected 96 employees of Austrian sites. Until further notice, short-time work was introduced for the majority of employees in Austria, taking effect from January 2009 onwards. These measures were taken on the assumption that a recovery would take place in the medium term in which case operational output may quickly be increased by around 20 percent.

LEGAL CHANGES

As resolved by the Annual General Meeting of 26 March 2008, the issued share capital of PALFINGER AG was reduced to EUR 35,730,000 by means of cancellation of 1,405,000 own shares with a pro-rata share of EUR 1,405,000 in the issued share capital.

With effect as of 14 August 2008, Palfinger Europe GmbH took over WUMAG ELEVANT GmbH, including its interests in ELEVANT Produktion GmbH (94 percent), WUMAG ELEVANT Verwaltungs GmbH (100 percent), ELEVANT Service GmbH & Co. KG and ELEVANT Finance GmbH (95 percent), as well as 6 percent of ELEVANT Produktion GmbH and 76.6 percent of WUMAG MAGEBA GmbH from WUMAG GmbH. On 17 October 2008 the remaining 5 percent in ELEVANT Finance GmbH was acquired by WUMAG ELEVANT GmbH. Finally, on 12 November 2008, Palfinger Europe GmbH took over 23.4 percent of WUMAG MAGEBA GmbH from the former minority shareholders.

On 31 October 2008, Omaha Standard, Inc. and FTEC, Inc. were fully taken over by Palfinger USA, Inc. in the framework of a merger.

In March 2008 PiR metal d.o.o. changed its company name to Palfinger proizvodna tehnologija Hrvatska d.o.o.

The assets of MBB LIFTSYSTEMS Ltd. were transferred to Ratcliff Palfinger Ltd. with effect as of the end of April 2008 by means of a purchase agreement.

In May 2008 Star Palfinger Equipment India Pvt. Ltd. was founded. Palfinger Asia Pacific Pte. Ltd. holds a 26-percent share in this joint venture. A share of 74 percent is held by Western Auto L.L.C. and Mr. Hameed Salahuddin.

In May 2008 an increase of the share capital of Madal Palfinger S.A. by BRL 723,075.04 was resolved on and implemented by an issue of new shares. As a consequence of the dilution of the minority interests, the shareholding of Palfinger Service- und Beteiligungs-GmbH has increased to currently 99.11 percent.

As of the end of July 2008, the legal form and the company name of MBB LIFTSYSTEMS AG were changed to MBB Palfinger GmbH and the changes were recorded in the German commercial register.

On the basis of the acquisition of the WUMAG companies, a consolidation of the companies operating in the access platform area is planned for 2009. To this end, Bison Palfinger GmbH was already renamed Palfinger Platforms GmbH in December 2008.

INFORMATION ACCORDING TO SEC. 243A OF THE BUSINESS CODE (UGB)
As of 31 December 2008, the issued share capital of PALFINGER AG was EUR 35.7 million (previous year: EUR 37.1 million), divided into 35,730,000 (previous year: 37,135,000) no-par-value bearer shares. This difference was the result of the capital decrease by means of the cancellation of the Group's own shares, which was resolved at the Annual General Meeting and in the meantime has been implemented.

Each PALFINGER share entitles its holder to one vote. PALFINGER AG is not aware of any restrictions regarding the voting rights of the PALFINGER shares and their transferability, including restrictions agreed upon between shareholders.

As of 31 December 2008, PALFINGER AG held 376,000 own shares (previous year: 1,805,000). The Palfinger family directly or indirectly held 65 percent of the shares in PALFINGER AG. Around 34 percent of the PALFINGER shares were in free float.

There are no PALFINGER shares with special rights of control.

Within the PALFINGER Group there are no employee stock option programmes under which the shares in PALFINGER AG are not directly held by employees participating in the stock option programme.

The Articles of Association do not contain any provisions on the appointment of the members of the Management Board and the Supervisory Board or on amendments to the Articles of Association that exceed the scope of the respective statutory provisions.

As of 31 December 2008, the Management Board of PALFINGER AG was not authorised to issue and repurchase shares of PALFINGER AG beyond the scope of the respective statutory provisions.

No agreements have been entered into that would become effective, be changed, or terminated upon a change in management control.

No agreement on compensation in the event of a public takeover bid has been entered into between PALFINGER AG and the members of the Management Board.

The most important features of the internal controlling system with a view to accounting are listed in the risk report under internal risks regarding supporting processes.

GROUP ASSETS, FINANCES, AND EARNINGS

GROUP ASSETS

Total assets rose by 20.0 percent as compared to the previous year and amounted to EUR 638.3 million (previous year: EUR 531.8 million) as of 31 December 2008. A substantial factor contributing to this improvement were the initial consolidations of acquisitions – the WUMAG ELEVANT unit and the Omaha Standard Group.

The final allocation of the purchase price for the acquisition of the MBB Group resulted in a decrease in goodwill and an increase in non-current assets as compared to the original figures reported in 2007. While the preliminary purchase price allocation in the course of the initial consolidation of WUMAG ELEVANT led to an increase in goodwill, the acquisition of Omaha Standard did not create any additional goodwill. Consequently, the increase in intangible assets resulted from the allocation of the purchase prices for the acquisitions with necessary impairment losses having a contrary effect. Furthermore, investments in capacity expansion, rationalisation, and quality under the several-year investment programme completed in 2008 and additions to property, plant and equipment resulting from the aforementioned acquisitions were the main contributors to a higher-than-expected increase in **non-current assets** by 25.9 percent to EUR 305.1 million (previous year: EUR 242.4 million).

To a considerable extent the acquisitions were also responsible for the 49.3-percent plus in **current liabilities** to EUR 249.2 million (previous year: EUR 167.0 million). This was reflected in the **gearing ratio** that rose to 53.8 percent from 26.7 percent in the previous year.


2006
2007
2008
400
300
200
100
0
70%
60%
50%
40%
30%
20%
10%
0%
242.0
10.2
4.2%
295.1
78.7
26.7%
309.8
166.7
53.8%
Equity
Net debt
Gearing (in percent)

EQUITY AND NET DEBT
(million EUR)

million EUR

Abbreviated consolidated balance sheet	**31 Dec 2008**	**31 Dec 2007**	**31 Dec 2006**
Non-current assets	305.1	242.4	154.6
Current assets	333.2	289.4	254.8
Total assets	**638.3**	**531.8**	**409.4**
Equity	309.8	295.1	242.0
Non-current liabilities	79.3	69.7	51.4
Current liabilities	249.2	167.0	116.0
Total equity and liabilities	**638.3**	**531.8**	**409.4**

GROUP FINANCES

The funds reported in the cash flow statement correspond to the balance sheet item cash and cash equivalents.

In the 2008 financial year **cash flows from operating activities** amounted to EUR 32.6 million, compared to EUR 53.0 million in the previous year. The decline was mainly due to the intensified cutback on working capital liabilities, which was mainly due to fewer investment activities as compared to 2008, lower material requirements, and income tax payments.

Cash outflows from investing activities amounted to EUR 77.1 million, which roughly corresponds to the previous year's figure of EUR 80.0 million. However, their composition changed: In 2008 cash outflows for the acquisition of companies exceeded investment in property, plant, and equipment.

In 2008 the acquisitions carried out were to a lesser extent financed from operating cash flows, which resulted in **cash inflows from financing activities** in the amount of EUR 51.1 million. This was also reflected in a decline in **free cash flow** from EUR – 23.2 million to EUR – 39.5 million in the 2008 financial year.


2006
2007
2008
80,000
60,000
40,000
20,000
0
21,351
61,444
46,515

INVESTMENT IN PROPERTY, PLANT, AND EQUIPMENT
(TEUR)

million EUR

Free cash flow	Jan–Dec 2008	Jan–Dec 2007	Jan–Dec 2006
Cash flows from operating activities	32.6	53.0	59.5
Cash flows for investing activities	(77.1)	(80.0)	(18.9)
	(44.5)	**(27.0)**	**40.6**
Adjusted interest on borrowings after tax	5.0	3.8	3.1
Free cash flow	**(39.5)**	**(23.2)**	**43.7**


4.5%
2.0%
5.2%
77.6%
5.3%
5.4%

REVENUE BY REGION
(in percent)

- *European Union*
- *Central and South America*
- *Asia*
- *North America*
- *Rest of Europe*
- *Africa*

GROUP EARNINGS

In the 2008 financial year **revenue** rose by 14.3 percent to EUR 794.8 million (previous year: EUR 695.6 million). Once again, the CRANES segment was the main contributor to sales revenue. Growth in revenue resulted from the HYDRAULIC SYSTEMS & SERVICES segment and was based on the first-time effects on revenue of the acquisition of MBB and the inclusion of the WUMAG ELEVANT unit during the reporting period. With a share of 77.6 percent in the Group's revenue (previous year: 77.8 percent) the European Union remained the most important sales market in the 2008 financial year.

Expenditures for materials and external services rose to EUR 421.9 million while materials intensity remained almost unchanged.

The disproportionally high increase in **staff costs** of 18.3 percent was also caused by the expenses for the redundancy compensation plan in Austria and severance payments to employees leaving PALFINGER's sites abroad.

EBIT for the 2008 financial year in the amount of EUR 69.1 million (previous year: EUR 99.6 million) came out lower not only due to the costs for the aforementioned redundancy compensation plan of EUR 3.1 million but primarily also due to the impairment losses recorded for Ratcliff and MBB and for a real estate, which totalled EUR 6.4 million.

In the 2007 financial year **income from associated companies** was increased by earnings not identifiable to a specific period to EUR 5.8 million (2008: EUR 4.7 million). In 2008 the increased costs arising from higher financial liabilities as well as increased losses on exchange contributed to a decline in the **financial result** by EUR 6.9 million to EUR – 9.9 million.

Income tax expense changed virtually in line with the development of results. The slightly higher tax rate of 24.7 percent (previous year: 23.8 percent) was primarily influenced by amortisation of capitalised loss carryforwards of foreign subsidiaries and the tax treatment of write-downs to the going concern value of shareholdings in Austria.

In accordance with PALFINGER's dividend policy and on the basis of the current revenues and earnings situation, the Management Board is going to propose to the Annual General Meeting to distribute a **dividend** of EUR 0.39 per share (previous year: EUR 0.70 per share) million EUR

Abbreviated consolidated income statement	Jan–Dec 2008	Jan–Dec 2007	Jan–Dec 2006
Revenue	794.8	695.6	585.2
EBITDA	97.8	115.3	92.1
EBITDA margin	12.3%	16.6%	15.7%
EBIT	69.1	99.6	77.0
EBIT margin	8.7%	14.3%	13.2%
Consolidated net profit for the period	43.9	74.0	56.6
Earnings per share (EUR)	1.24	2.09	1.60
Dividend per share (EUR)	0.39*	0.70	0.55

* Proposal of the Management Board to the Supervisory Board for presentation to the Annual General Meeting

The **return on capital employed (ROCE)** decreased by 12.6 percentage points, from 25.7 percent in the previous year to 13.1 percent. This decline was contributed to by the reduction in net operating profit less adjusted taxes (NOPLAT) which in turn was caused by the aforementioned business developments and the impairment losses as well as by the increase in average capital employed arising primarily from the Group's acquisitions and the investment programme, which was completed in 2008.

million EUR

Calculation of ROCE	Jan–Dec 2008	Jan–Dec 2007	Jan–Dec 2006
EBIT	69.1	99.6	77.0
Income from associated companies	4.7	5.8	2.1
Adjusted income tax expense	(18.2)	(25.1)	(16.8)
NOPLAT	**55.6**	**80.3**	**62.3**
Non-current assets	273.7	198.5	151.1
Non-current interest-bearing assets	(1.0)	(0.8)	(1.6)
Non-current operating assets*	**272.7**	**197.7**	**149.5**
Inventories	168.8	133.1	106.9
Receivables and other current assets (excluding securities)	134.7	115.9	97.4
Current tax receivables	1.3	3.6	5.1
Non-current and current provisions	(38.5)	(33.5)	(39.9)
Deferred tax liabilities	(9.6)	(4.7)	(0.1)
Tax liabilities	(6.0)	(9.1)	(5.6)
Other non-current and current liabilities	(98.9)	(90.4)	(70.3)
Net working capital*	**151.8**	**114.9**	**93.4**
Capital employed*	**424.5**	**312.6**	**243.0**
ROCE	**13.1%**	**25.7%**	**25.7%**

* average


2006
2007
2008
500
400
300
200
100
0
40%
30%
20%
10%
0%
243.0
25.7%
8.4%
42.0
312.6
25.7%
8.2%
54.5
424.5
13.1%
6.9%
26.0
Capital employed (average)
EVA
ROCE (in percent)
WACC (in percent)

VALUE CREATION
(million EUR)

In 2008 the **economic value added (EVA)** amounted to EUR 26.0 million (previous year: EUR 54.5 million). This decline was caused both by the 35.8-percent increase in average capital employed and by the consequently lower ROCE and the lowering of the weighted average cost of capital (WACC) due to the reduction in market capitalisation.

LIQUIDITY POSITION

In the course of 2008 the global financial markets almost came to a standstill. Banks provided hardly any liquidity to each other; the trust among banks was seriously affected by the insolvency of several market participants. The limping interbank market also led to a scarcity of bank credit lines for companies.

PALFINGER was not directly affected by these events. With its stable financing structure and an above-average equity position, PALFINGER's liquidity situation is solid. Long-term credit lines were agreed upon with existing and new banking partners. The aim of expanding the bank portfolio was to diversify risks.

Investments in existing sites and the Group's acquisitions increased net debt in the expired year. The credit lines granted were used to fund these measures. Credit limits that were not used up serve as liquidity provisions whose long-term availability has been secured by means of written agreements and terms of maturity ranging from three to six years.

TREASURY ORGANISATION

The corporate treasury department coordinates and controls all banking business for the entire PALFINGER Group. Treasury responsibilities include cash and liquidity management, the determination of banking policy, financing and/or investments, and financial risk management within the Group.

The objectives include guaranteed liquidity, an efficient use of banking and financial services and limiting financial risks while optimising revenue and costs. Central synergy effects and local opportunities are taken into consideration as well.

All processes are transparent and traceable, every single measure is documented. The efficiency of the processes is enhanced by means of special treasury software that enables the consistent recording of all accounting transactions. This software is used to administer all treasury-relevant processes and also for relevant reporting.

All processes within the treasury department are subjected to the four eyes' principle; regardless of their type, all transactions are released by at least two persons jointly. The employees authorised to release transactions are appointed by the Management Board and/or the managing directors of the individual companies.

CASH AND LIQUIDITY MANAGEMENT

In the financial year under review, long-term credit lines were agreed with several banking partners in order to fund investments in existing sites as well as acquisitions. When agreeing on these credit lines, special attention was paid to their long-term availability. The aim of these credit limits is to guarantee a flexible utilisation and repayment of the loans. Their long-term nature guarantees that funds may also be borrowed at pre-defined terms and conditions in the future.

Another important aspect of the financing strategy is the distribution of the credit volume over several banking partners to stay independent from single lenders and to spread the risk of bank insolvency, which occurred for the first time in 2008.

Cash managers were responsible for controlling liquidity and guaranteeing optimal interest rates with the objective of preventing the simultaneous existence of credit and debit balances in the bank accounts within the Group. In addition, banking terms and conditions are continuously being monitored and optimised. Strategic cash reserves for planned payments are invested on a short-term basis. When taking investment decisions, attention is paid to ensure the highest level of financial product security and the best issuer credit rating; the third essential investment principle is the availability of the funds at any time.

FOREIGN CURRENCIES
The financial crisis also impacted the foreign exchange markets and caused high volatilities of exchange rates. After a depreciation of the exchange rate of the US dollar to 1.60 per euro at mid-year, the value of the US dollar recovered during the second half of the year.

The hedging strategy for 2008, which was implemented in the previous year and under which 60 percent of the planned US dollar receipts were hedged by means of foreign exchange forwards, enabled PALFINGER to absorb the impacts of the weak US dollar.

The feeble exchange rate of the US dollar was also used to the Group's advantage in the course of the acquisition of Omaha Standard in the US in October. The payment of the purchase price constituted a natural hedge of the unsecured part of operating US dollar receipts. In part, this hedge will still be available for operating receipts during the first months of 2009.

The foreign exchange exposure of PALFINGER is currently less than 5 percent of the Group's revenue. This risk is constantly assessed by means of simulations and scenarios and the impacts of exchange rate movements are analysed. The foreign currency team, which is made up of members from various departments, discusses possible hedging alternatives at regular intervals and prepares suggestions that serve as a basis for the Management Board's decision-making in the Group's hedging strategy.

PALFINGER bases all of its hedging transactions on the underlying operating item. The Treasury Guideline adopted by the Management Board expressly prohibits entering into any financial transactions that are not connected to the hedged item. This guarantees that the use of financial transactions does not create additional risks but exclusively reduces existing risks.

RISK REPORT

PALFINGER is aware of the fact that a functioning opportunities and risk management system is an important contribution to maintaining and expanding competitive advantages. The aim is to use a systematic approach to identify opportunities and risks at an early stage so as to be able to proactively respond to changing framework conditions.

The basic components of the risk management set-up of the PALFINGER Group are standardised Group-wide planning and controlling processes and intercompany standards and reporting systems. In addition, PALFINGER focuses on a Company-wide uniform risk control system. This is supported by having the Group-wide corporate risk management report directly to the Management Board.

RISK MANAGEMENT

The managements of the individual corporate areas and divisions periodically identify and evaluate the most important opportunities and risks along the process chain, taking external factors into consideration. These results are evaluated with a view to their possible impacts on the results and their probability of occurrence using software correlating events with each other. On the basis of this analysis the existing measures are documented and further measures for active risk control are developed and implemented. The corporate risk management department also carries out periodic checks in order to make sure that the planned measures are implemented within the deadlines set.

The internal auditing department monitors adherence to the statutory framework and the Company's internal guidelines. It also examines the general functionality of the risk management system with respect to the early identification of risks that might jeopardise the continued existence of the Company. Short-term risk issues are covered by the monthly reporting in controlling and by periodic meetings of the steering committees of the business divisions.

RISKS

The changes in the international financial markets brought about a shift in the risk exposure of the PALFINGER Group as compared to the previous years. While in the past the focus of risk management used to be on internal processes, in 2008 it shifted to mainly external framework conditions that had to be coped with. This will also remain true for the 2009 financial year.

Under its Group-wide risk management system, PALFINGER divides its risk areas into four main categories:

- External risks
- Strategic risks
- Internal risks relating to value creation
- Internal risks relating to supporting processes

External risks

Economic developments: In 2008 the financial crisis, which originated in the US in 2007, hit the real economy, also in Europe. It is difficult to assess the future impacts of these developments. If the order intake in PALFINGER's European core markets fails to stabilise or continues to decline, severe negative effects on earnings will have to be reckoned with. In times of persistently negative market developments, excess capacities in the field of human resources and machinery as well as high inventories of raw materials mean increased cost and liquidity risks.

PALFINGER's business partners are also affected by the poor market conditions. Dealers and suppliers, who are important success factors, might get into financial difficulties and as a consequence no longer be in a position to meet their agreements. PALFINGER will decide on financial support of strategically important partners with a view to long-term perspectives. In doing so, the financial strength of the PALFINGER Group will have to be assessed.

It is primarily the end customers of the PALFINGER Group who are confronted with the decline in demand in the logistics and construction industries and the shortage of loans granted by banks. The consequence is a reduction of the market volume for the products distributed by PALFINGER. As this lowered market volume also affects competitors, this might lead to aggravated price pressure, which brings down achievable contribution margins. In spite of PALFINGER's outstanding market positioning, this potential development poses a high risk.

Political developments: Recent economic developments have also caused political changes, which entail changed legal frameworks on the one hand, and new politico-economic approaches of individual countries on the other. In the US, Brazil, Russia, and China a trend towards increased protectionism is already noticeable. PALFINGER sees these developments as an opportunity which it tries to exploit by manufacturing its products locally.

Strategic risks

Strategy: The aim PALFINGER pursues with its strategic principles of innovation, internationalisation, and diversification, is to limit the Group's dependence on individual product segments and/or markets and to optimise its cost structure. This strategic approach has already stood the test, especially in times of uncertainty. Product groups with little dependence on the construction industry as well as overseas markets have, for instance, contributed to the stabilisation of revenues and earnings in the second half 2008.

In the future, it will be even more important to clearly define the underlying strategic principles and to communicate them explicitly. It will take joint forces to enable PALFINGER to step out of this uncertain market environment with increased strength. For this reason, the internal communications responsibilities were bundled in the corporate communications division in the 2008 financial year to strengthen the focus of the PALFINGER team on a common goal.

Product portfolio: The continuation of the ongoing integration projects in the relevant product divisions is of crucial importance for the successful development of the Group. The identified potential synergies must be exploited. Another important factor of success is the consistent continuation of turnaround projects with effective control mechanisms. Professional project management is to ensure that the targets set will be reached. As market conditions continue to deteriorate, there is also the principle balance-sheet risk of having to further adjust individual capitalised intangible assets to the changed valuations (impairment).

Organisation and corporate culture: It is only possible to adjust internal structures to the changes in the market if the corporate organisation remains flexible. Corporate culture as a strong basis that ensures solidarity within the Group is essential when implementing such changes. In the course of a value-oriented project, entrepreneurship, respect and learning were defined as the key elements of the PALFINGER value system in 2008. The transformation from a family business into a listed ATX company was completed long ago, but the cultural challenges resulting from this change have to be dealt with actively on a continuous basis. Minimum standards and framework conditions for processes and internal guidelines must be maintained and expanded.

Internal risks relating to value creation
Development: PALFINGER is faced with the challenge of regularly proving its technology leadership within its industry and of adjusting new developments to the needs of the different markets. This is guaranteed by means of a close cooperation between the development and distribution departments on the one hand and a strong regional approach of the development projects on the other.

Development work has fundamental consequences for the cost structure of future serial manufacturing. Highly complex products also mean a high level of complexity in value creation and consequently also high costs. This process is optimised by the cooperation of the development department with the departments dealing with the subsequent value-creation phases – procurement and production. Important innovations have been secured by patents; confidential information within the company is protected against unauthorised access.

Procurement: While in recent years it was necessary to ask suppliers to increase their outputs, the current challenge is to lower capacities. PALFINGER's close relationships with its suppliers make it possible to handle this in an amicable and professional manner.

PALFINGER is increasing its focus on quality, price, and delivery reliability. Suppliers are actively being supported in order to provide an even better service in the future. PALFINGER has implemented special supplier selection procedures and supplier management systems to monitor its suppliers' performances.

Production: For PALFINGER the most important value-creation phases are the manufacture and the assembly of its products, the risk of an interruption of operations therefore has a direct impact on the Company's earnings. This risk has been minimised by measures such as the renewal of machinery, the introduction of Total Productive Maintenance (TPM) processes, and the optimisation of the "PALFINGER ProductionSystem".

PALFINGER has implemented an ISO 9001 certified quality management system. In spite of this systematic approach within PALFINGER it is not possible to fully exclude the risk of product liability. Although the Company has insurance cover to meet such costs, the related damage to PALFINGER's image would be considerable.

The Company has taken out adequate insurance cover for losses caused by energy supply failure, technical failure, fire, explosions, and other possible disruptions.

Internal risks relating to supporting processes
Accounting and finance: The objective of the existing accounts receivable management is to reduce credit risks in advance. Terms of payment are agreed upon on the basis of financial information about the buyers. Only financially sound companies and long-standing partners are granted terms and conditions that involve an increased risk for PALFINGER. The risk of losses on doubtful receivables is further limited by means of bad debt insurance cover for the individual accounts receivable.

An internal controlling system, which has been adjusted to the Company and includes fundamental principles such as the separation of functions and the four eyes' principle, has been integrated into the accounting process. Reviews by the Company's internal auditing department and the Company's outside auditor guarantee that processes are enhanced and optimised consistently. The requirements under the (Austrian) Company Law Amendment Act of 2008 (URÄG) have already been implemented but are still being refined.

Liquidity, interest rate, and foreign currency risks are controlled by the treasury department, where all relevant information from the entire Group comes together. These risks are very complex, in particular because PALFINGER is engaged in international operations.

Liquidity risk: Group-wide cash reporting guarantees the transparency required to be able to control funds in a targeted manner. Thanks to medium to long-term planning potential finance requirements can be coordinated with the partners at an early stage. The liquidity risk is augmented by continuously poor market conditions, even in the case of long-term contracts. Therefore, a Group-wide project was launched to sustainably reduce the capital employed in order to counteract this risk.

Foreign currency risk: Efforts are being made to minimise the foreign currency risk by increasing local value creation. In addition, in periodical meetings of a steering committee strategies for defined framework conditions are being developed with the aim of reducing possible risks arising from the use of financial instruments. In 2008 the Group's natural hedging was increased by the acquisition of Omaha Standard.

Interest rate risk: Also in this area, efforts are being made to obtain favourable market conditions by means of a centrally controlled active bank management system.

Human resources: PALFINGER regards its employees as the most important factors for succeeding in reaching its objectives. Special staff promotion programmes and ongoing staff reviews ensure the future availability of necessary human resources. In times requiring job-cutting it is of particular importance to have management capacities among the personnel who are up to meeting the special challenges of such times. In addition, attention has to be paid to keeping qualified skilled labour and key employees within the Company and to ensuring that even in times of lower capacity utilisation they work towards reaching their goals in a motivated and reliable manner.

Information technology: Most of the processes within the Company rely on IT. In particular, operational and strategic management decisions depend on information generated by these systems. A failure of these systems and processes poses a risk for PALFINGER. Internal and external experts maintain and further optimise the IT infrastructure across the entire Group. PALFINGER also has in place a range of technical security and protective measures to minimise the risks of misuse of data and data loss.

Summing up, the risks the PALFINGER Group is exposed to are manageable and are controlled by adequate measures. Therefore, from today's point of view, they do not jeopardise the continued existence of the Group.

RESEARCH, DEVELOPMENT, AND INNOVATION

The PALFINGER brand stands for quality and reliability, which are enhanced continuously and meet increasing demands. PALFINGER's philosophy is to make its customers more successful in their jobs. In order to meet this objective, PALFINGER has established centres of excellence where research and product development for the various areas is concentrated. In addition, PALFINGER cooperates with external institutes.

In the course of the Group's three-year investment programme, the following product divisions and centres of excellence were located at the research and development centre at the Austrian business location in Köstendorf:

- Truck-mounted knuckle boom cranes
- CRAYLER transportable forklifts
- RAILWAY rail transport system solutions
- Centre of excellence for hydraulics
- Centre of excellence for electronics
- Crane prototype construction
- Crane testing department

The R&D departments of the other product divisions have been established at their present international locations and serve as centres of excellence for the relevant product-specific applications.

When PALFINGER took over Omaha Standard in North America, it also gained long-standing development experience in the field of truck bodies and pick-up tail lifts as well as manufacturing and assembling expertise.

Patents and ideas

PALFINGER currently holds 62 active patents. In 2008 eleven additional patents were registered to protect technological developments and also application-specific product configurations.

In order to make use of the potential of ideas available within the Company more efficiently, an online suggestion scheme with integrated idea processing was implemented in the area of truck-mounted cranes. This system enables all PALFINGER employees to present their innovative ideas and suggestions in a manner that is quick and non-bureaucratic.

R&D investments

In 2008 PALFINGER invested EUR 11.6 million in research and product development, which corresponds to 1.5 percent of its total revenue. This sum does not include general investments in buildings and infrastructure for the R&D site Köstendorf.

PRODUCT DEVELOPMENT IN 2008

Truck-mounted knuckle boom cranes

In 2008 five additional small crane models and a new large crane model were added to the *High Performance* crane series, which had previously been launched in 2007.

PALFINGER used enhanced materials for these *High Performance* crane models and thereby achieved a higher lifting moment while at the same time, the cranes' dead weight remained roughly the same. Maintenance-free extension systems and internally routed hydraulic hoses have been part of the standard equipment of this crane generation since 2007. The crane operator's comfort continued to be increased by means of targeted ergonomic developments and intelligent crane operation systems.


Our competition
never sleeps.
Last year our product
developers never slept
a wink either.
GERALD PSCHERNIG
PRODUCT MANAGER CRANES

EPSILON
EPSILON increasingly adapts its product developments directly to the customers' requirements; construction engineers then carry out their "field studies" in real-life situations. The development of the new EPSOLUTION crane series focused on efficiency enhancement as well as service and maintenance friendliness.

Patents are pending for the two core elements of the crane series: EPSCOPE is an optimised boom system that reduces maintenance requirements considerably. The newly developed EPSLINK link is equipped with internally routed hose guidance and has been constructed for particularly demanding applications.

CRAYLER
In 2008 the main focus of attention in the CRAYLER business was the improvement of structures and processes. In North America PALFINGER established its own development and value-creation organisation in order to respond to regional market requirements and the needs of the final customers faster and more efficiently.

PALIFT
The container-handling-systems product portfolio was completed by additional models from the T-series, which are designed as "allrounders". That means that combinations with all common truck-mounted container handling systems available in the market can now be configured. The development focus for 2008 was to continue to increase the modularity and platform technology.

TAIL LIFT
a) MBB
The new TrailGate tail lift generation illustrates MBB's determination to implement innovative ideas. This retractable tail lift was designed particularly for the installation on semi-trailers with a short frame overhang. For the North American market, the product ILT TwinFold was developed and precisely adjusted to the market requirements in terms of easy installation and robustness. In addition, the new concept of an electrically operated tail lift was presented at the IAA trade fair and met with a great deal of interest.

b) RATCLIFF
In Great Britain new standards were set by presenting a new underfloor passenger lift. The new level ride was another innovation introduced for this growing market system. This project was realised in close cooperation with the development departments of RATCLIFF and MBB.

ACCESS PLATFORMS
a) BISON
In the area of the BISON access platforms, a new H-line was developed that is particularly suitable for communal authorities thanks to its maximum outreach at minimum stabiliser spread.

b) WUMAG
Since the acquisition of WUMAG ELEVANT, PALFINGER has been offering two strong brands for access platforms and a complete range of products with an outreach of up to 103 metres. Value potential was also released by the bundling of development expertise of BISON and WUMAG.

RAILWAY SYSTEM SOLUTIONS
The new PA115 access platform was developed for special railway applications. Its L-shape as well as the option to use it in combination with road-rail vehicles make this novel access platform perfect for assembly and maintenance work in the railway infrastructure area.

Cooperation projects
PALFINGER also draws on the scientific expertise of external research institutes. In cooperation with the University of Salzburg studies on the human-machine interface were carried out during the reporting period. Welding procedures were evaluated in cooperation with the University of Leoben. In the field of material and processing technology, specific detailed projects were carried out with academic and non-academic research institutes.

HUMAN RESOURCES
As of 31 December 2008, PALFINGER employed a total of 4,982 staff members (excluding temporary workers and apprentices) in its 34 fully consolidated Group companies. On an annual average 4,628 staff members (excluding apprentices) were employed and 282 temporary workers were hired during capacity bottlenecks. In addition, an average of 36 apprentices received training during the reporting period, particularly as mechanical, production, mechatronic, and construction engineers, welders, and industrial business management assistants.

Group-wide, the percentage of women employed is around 10 percent. The majority of the female staff is active in the commercial area, with a higher-than-average share of women working at the Group's headquarters, where administrative tasks are taken care of.

PALFINGER creates the required framework conditions for employees with disabilities and integrates them in the production process according to their abilities. In October PALFINGER was honoured with the "Promenteus" award for its efforts in integrating people in difficult living circumstances.

Modern working time regulations based on flexitime and bandwidths as well as performance and profit-related remuneration systems are standard at the PALFINGER Group. These regulations, which are increasingly also applied at international sites, are highly appreciated by the Company's staff.

Regular management meetings ensure efficient flows of information and decision-making processes within the Group. Once or twice a year a brief staff survey is performed at all PALFINGER locations. In most cases, questions are answered via the Internet. The results form part of the internal performance indicators and are intensively discussed with the employees and with managers at management meetings. This makes it possible to identify internal developments at an early stage and to initiate adequate changes.

Since 2004 the methods and principles of Lean Management have been applied at nearly all manufacturing and assembly plants. Employees undergo intensive training in these methods to enhance value creation. To implement the methods, employees work in teams that are largely self-controlled. The opportunity to take responsibility for structuring and improving important components of their work has resulted in a stronger commitment of PALFINGER's employees.

PALFINGER has implemented a Group-wide uniform wage/salary structure that provides for margins for each job and a performance-oriented remuneration scheme. On the basis of the results of each site, the degree of value added, and the purchase power level in an international comparison, employees may be paid voluntary annual efficiency bonuses.


Every single job
that's been lost.
Every single job that's been
preserved for the future.
JOHANN MAIR
GROUP WORKS COUNCIL

The staff turnover rate of the PALFINGER Group is around 12 percent, including natural fluctuation, for instance due to retirement but excluding the personnel laid off at the end of 2008. The production sites in Eastern Europe and in South America have a particularly pronounced impact on this rate. There is fierce competition on the labour market in these regions, and many employees change jobs or are enticed away from their companies. In Eastern Europe the situation is even more aggravated by a lack of skilled workers. For these reasons, PALFINGER has started to hire more employees than required at these sites as up to 60 percent drop out in the course of the initial training as it turns out that they do not have the skills required for the job.


46
487
1,075
609
1,282
1,483

EMPLOYEES BY REGION
(as of 31 December 2008)

- *Austria*
- *Rest of Western Europe*
- *Central and Eastern Europe*
- *North America*
- *South America*
- *Asia*

EDUCATION AND FURTHER TRAINING

The education and further training of its employees is of great importance to PALFINGER. In times of constantly evolving markets and increasingly rapid technological change it is vital that the employees are always familiar with current and future trends. The annual appraisal interviews are the basis for individual development plans. In the previous year, 541 Austrian staff members attended a total of 1,382 training days. Approximately a quarter of the courses were offered within the framework of the Company's internal PALFINGER College. At the international locations, teaching and training skilled labour was the dominant issue.

The recruitment of skilled labour at the production locations remained a factor of special importance. To guarantee the availability of well-trained employees, i.e. valuable human resources, over the longer term and to boost their identification with the Company, PALFINGER has introduced employee retention programmes at individual sites, such as, for instance, a work-life-balance programme.

In order to prevent a shortage of highly qualified managers within the PALFINGER Group, the demand necessitated by the strategy of the Company is evaluated on an annual basis. Internal management development programmes are being carried out for the target group of management trainees with participants from various areas of the PALFINGER Group. The aim is to bring about a greater number of foreign assignments for the Group's future managers. The increasing internationalisation is also reflected in the number of employees posted abroad: In 2008 up to 28 employees from Austria were assigned to international locations, making an important contribution to knowledge transfer as well as cultural networking within PALFINGER.

In the framework of the VENTURES segment, which was created in 2008, PALFINGER is building up a special pool of employees in close cooperation with external educational facilities in order to guarantee the availability of human resources required for meeting the Group's growth targets.

PALFIT HEALTH PROGRAMME

In 2003 PALFINGER introduced the PALfit health programme, which has been continuously expanded ever since. PALfit comprises preventive medical checkups, sports and fitness options, physiotherapy, and informational lectures. After the phase of analysis has been completed, the PALfit project will be expanded to additional international sites in 2009. At the EPSILON site, a pilot project in cooperation with the local health insurance company Salzburger Gebietskrankenkasse was started, which focuses on the prevention of health risks and actively involves Company employees. All measures to improve staff health aim at including all employees and raising their awareness that they are personally responsible for leading a healthy life. In this manner PALFINGER contributes to the physical, mental, and social well-being of its staff.

EXTRAORDINARY DEVELOPMENTS IN 2008

The 2008 reporting year was characterised by an abrupt change in the order intake. While during the first half of the year high capacities had to be held available in order to execute orders, from summer onwards it became necessary to reduce capacities on an international level. As PALFINGER regards its qualified employees as a material factor of the Company's success, the cutbacks on personnel were reduced to the absolute-necessary minimum and social factors were taken into consideration.

At the Austrian sites temporary workers, who had been hired in recent years to cope with the enormous demand, were laid off. In November PALFINGER was also forced to part with 96 employees in order to adjust capacities to the lowered capacity utilisation and the market prognoses, which had been continuously adjusted downwards. A redundancy compensation scheme was prepared, taking into account cases of special hardship in advance. For the majority of the employees in Austria short-time work was introduced until further notice from January 2009 onwards. The Public Employment Service Austria (AMS) compensates the employees concerned for 10 percent and PALFINGER renders financial support to make up for the missed remuneration as well. That means that the wages/salaries of the employees concerned are reduced by only 5 percent with working hours being reduced by 20 percent. The package of measures agreed upon also provides that employees who are not affected and who have an annual salary of more than EUR 60,000.00 – first and foremost members of the management – will renounce up to 10 percent of their salaries on a voluntary basis.

The heart of a company and therefore the most important success factor are always its employees. For this reason PALFINGER regards the motivation and further development of its staff as an important investment in the future. The uncertain development of the market environment brings with it additional challenges that PALFINGER will counteract by means of intense internal communications. The overriding objective is to jointly optimise the Company and its processes. The focus on the continued improvement of the Company's ability to create value will enable PALFINGER to maintain and expand its strong market position in spite of difficult times.


In 2008 Palfinger's shares lost more than 50 percent of their value.
There is still hardly another ATX company with a better performance potential.
HANNES ROITHER
COMPANY SPOKESPERSON

INVESTOR RELATIONS

International stock markets

In 2008 stock exchanges were marked by the impact of the financial crisis, which started out in mid-2007 in the US subprime mortgage market and spread to European financial markets in 2008. Numerous banks ran into financial trouble and were in need of support or were kept alive by acquisitions. The resulting loss of confidence also became noticeable on stock markets. The willingness of private and institutional investors alike to take risks was waning, and worries about the further economic development and inflationary concerns were also dampening stock prices. Central banks contributed towards a slight stabilisation of the markets by providing extra liquidity and by taking necessary interest-rate measures.

Accordingly, the year 2008 saw extremely wide price fluctuations. It was not uncommon for major share indices such as the Dow Jones or the DAX to rise or fall by 10 percent in a single day. Taken over the entire year, no single leading index closed higher at the end of the year, and some indices even lost more than 40 percent.

Vienna Stock Exchange

The Austrian Traded Index ATX managed to stand its ground in the first half 2008, still doing much better than the European benchmark Eurostoxx 50 index. However, the ATX dropped by more than 50 percent in the second half, while still recording high turnover. In 2008 prices dropped by 61.2 percent. At the end of 2008 the ATX stood at 1,750.83 points, which corresponds to the price level at the start of 2004. The high weighting of individual stocks contributed to falling prices as did the overall gloomy sentiment triggered by the slump in real estate shares, which are not included in the ATX but strongly represented at the Vienna Stock Exchange.

THE PALFINGER SHARE

The share of PALFINGER AG is listed in the Prime Market on the Vienna Stock Exchange and in the ViDX – the index of shares with a growth and value-orientation. On 25 March 2008 PALFINGER shares were re-included in the Austrian Traded Index ATX. Since 2005 PALFINGER stock has also been a constituent of the Austrian VÖNIX sustainability index. In Germany, it is traded over the counter in Frankfurt, Stuttgart, Berlin, Munich, and Düsseldorf. Since March 2005, there has been an ADR Level 1 listing in New York.

In 2008 the price of the PALFINGER share developed in line with the Austrian stock market and/or international stock exchanges. The entire year 2008 saw great volatility in price movements and slumps in prices. In comparison with a price of EUR 25.62 as of the end of 2007, the share price throughout the year dropped by more than half and was at EUR 11.24 as of the end of 2008, which corresponds to a decline of 56.4 percent. The average daily turnover at the Vienna Stock Exchange was approximately 144,000 shares (double count).

It is especially in this uncertain environment that PALFINGER attaches great importance to the continuous and transparent information of its investors. In 2008 the Management Board of PALFINGER AG attended numerous investors conferences in Austria and abroad. Moreover, roadshows were held, and investors were given the opportunity to participate in call-ins or personal conversations. PALFINGER was represented at investors fairs in Vienna and Stuttgart as well as stock exchange days held in Munich and Nuremberg. In 2008 PALFINGER AG once again received numerous international awards for its outstanding investor-relations work and for its Annual Report 2007.

As of 28 May 2008, 1,405,000 of the Company's own shares were cancelled in accordance with a resolution of the Annual General Meeting, and the issued share capital of PALFINGER AG was decreased accordingly. The shares had been acquired under a share repurchase scheme in 2003 to enable PALFINGER to finance acquisitions by own shares. The Company's capital structure was adjusted with this cancellation of shares.

Shareholder information

ISIN	AT0000758305
Number of shares issued	35,730,000
Own shares	376,000
Shares in circulation	35,354,000
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	New York, Frankfurt, Stuttgart, Berlin, Munich, Düsseldorf
Ticker symbols	Reuters: PALF.VIE
	Bloomberg: PALF.AC
	Vienna Stock Exchange: PAL

EUR	2008	2007
Low	8.95	22.95
High	28.37	42.84
Average price	18.31	32.82
Price as of 31 December	11.24	25.62
Earnings per share	1.24	2.09
Operating cash flows per share	0.92	1.50
Proposed dividend per share	0.39	0.70
Dividend yield relating to the average share price	2.13%	2.13%
Market capitalisation as of 31 December (excl. own shares, million EUR)	397.38	905.15

Research reports

Bank Austria Creditanstalt
Berenberg Bank
Capital Bank
Deutsche Bank
Erste Bank
Goldman Sachs
Merrill Lynch
Raiffeisen Centrobank
Sal. Oppenheim
UBS

SHARE PRICE DEVELOPMENT 2008


120%
100%
80%
60%
40%
20%
2 Jan 2008
31 Mar 2008
30 June 2008
30 Sep 2008
30 Dec 2008
PALFINGER AG
ATX

PALFINGER AG is not rated. Information on the Company's liquidity can be found on page 41 and in the notes to the consolidated financial statements on page 130.

DIVIDEND

PALFINGER AG pursues a continuous dividend policy, which provides that approximately one third of the annual profit is to be distributed to shareholders. The own shares held by PALFINGER AG do not qualify for dividend distribution. Subject to the approval of the Annual General Meeting, the Management Board proposes to distribute a dividend in the amount of EUR 0.39 per share for 2008. Relating to the average price of the PALFINGER share in 2008 of EUR 18.31 the distribution corresponds to a dividend yield of 2.1 percent; relating to the price as of the end of the period under review to a dividend yield of 3.5 percent.


1%
65%
34%

SHAREHOLDER STRUCTURE

Palfinger family
Free float
PALFINGER AG

OWNERSHIP STRUCTURE

As of 31 December 2008, 65 percent of PALFINGER AG was either directly or indirectly owned by the Palfinger family. The Company held around 1 percent of the shares from the share repurchase scheme, which ended in 2003. The remaining 34 percent of the shares were in free float. According to information available to PALFINGER AG about three quarters of the free float were held by primarily European institutional investors.

INVESTOR RELATIONS

Phone +43 662 4684-0, Fax +43 662 4684-2280, www.palfinger.com
Herbert Ortner, Chief Executive Officer, ext. 2222, h.ortner@palfinger.com
Hannes Roither, Company Spokesperson, ext. 2260, h.roither@palfinger.com
Daniela Werdecker, Corporate Communications, ext. 2219, d.werdecker@palfinger.com

SUSTAINABILITY

PALFINGER is well aware of the responsibility that it bears as a Group with international operations vis-à-vis society and the environment. Therefore the Group attaches great importance to the development of the regions in which it operates, to sustainable innovation, resource management, climate protection, and most important of all the education, training, and protection of its staff.

In the past few years, the sustainability process centred on developing strategies and setting up a system of key performance indicators that makes performance measurable. Since 2008 the focus has been on implementing the measures planned in order to allow PALFINGER to achieve its long-term and sustainable objectives.

In July 2008 PALFINGER AG published its Sustainability Report 2006/2007, which documents developments and measures implemented in previous years. The report received the Austrian Sustainability Reporting Award ASRA as the best sustainability report of an Austrian company. It is available for download at the website www.palfinger.com under Investor Relations.

SOCIETY

Development of the regions

A major contribution towards regional development is creating and/or maintaining jobs. The capacity reduction that became necessary in Austria in 2008 was also carried out in the most socially compatible manner possible, in consideration of this aspect. New jobs were created in Eastern Europe and Asia, which does not endanger employment in Central Europe but rather adds to the stability of the Company.

Another principle pursued by PALFINGER AG for strengthening the economy in the regions is its local sourcing strategy. Available resources are used in the country where they occur, which enables PALFINGER to respond quickly and flexibly to customers' needs, while at the same time cutting back on logistics and transport costs.

Suppliers have to meet fundamental social and ecological standards. The Company plans to introduce a Code of Ethics, whose standards are to be incorporated in the audit of suppliers.

Donations and charitable projects

PALFINGER is committed to charitable projects. The deployment of donations and sponsorships is monitored so as to guarantee their sustainable efficiency. In 2008 the Company donated, among others, to the Children's Cancer Fund as well as the African Medical and Research Foundation (AMREF).

Sponsorship

PALFINGER sponsors athletes from disciplines having to do with power and skilfulness, just like PALFINGER products. At present these are heavyweight athletes, truck racers, and the Black Wings ice hockey team from Linz.

In the Salzburg "Haus der Natur" museum a science centre will open in 2009 which will have the financial support of PALFINGER.


A typical day on the job.
My own welded seams.
SUADA HUSIC
WELDER AT PALFINGER'S
LENGAU PLANT

Safety
PALFINGER is committed to continuously improving safety – both for its own staff and for the users of PALFINGER products.

The work environment of PALFINGER employees is to promote health and safety. Since the implementation of absence management, which helps to reduce the workload of employees, staff absence has been brought down. The PALfit health programme, which has been in place at the sites in Austria since 2003, has been expanded to other locations in the past few years. In 2009 a focus will be placed on Eastern Europe. The safety features of PALFINGER products are continuously being expanded and enhanced and are way beyond legal minimum requirements.

CLIMATE PROTECTION AND RESOURCE MANAGEMENT

PALFINGER is interested in bringing down its heat, electricity, and CO_2 consumption. In production, for example, high-tension steel is used in order to reduce material expenses and lower the weight of PALFINGER products. The lower weight may help to save on fuel and CO_2 emissions, especially in products that are used as truck bodies.

Production processes go hand in hand with high electricity consumption, but various projects and measures implemented at the individual sites have been tapping other savings potentials.

PALFINGER observes the highest regional standards in the construction of buildings. In order to bring down heat consumption, the entire waste heat of the paint shop in Maribor, Slovenia, is used for heating and hot water generation. A Group-wide analysis is to be conducted to find out for which processes waste heat recovery could make sense.

Transport-intensive logistics leads to high CO_2 emissions. At present it is not possible to make increased use of the railway especially for a lack of flexibility of transports heading to Eastern Europe. PALFINGER is therefore attempting to step up local procurement in order to reduce air and ocean freight, especially in North and South America. In 2007 CO_2 emissions were lowered by 40 percent in comparison with 2006.

Product quality is at the top of PALFINGER's agenda, which constitutes a significant competitive advantage and also is an important contribution towards resource management. Products enjoy a longer lifespan, and thanks to new software solutions, for example, waste cuttings of steel are reduced. In addition, intensive efforts are underway aimed at reducing water consumption and packaging material.

With the development of the *High Performance* crane series PALFINGER has set new standards, for itself and its customers, in terms of product ecology and recyclability.

Key Events after the Balance Sheet Date

After the end of the 2008 financial year there have been no material post-reporting events that would require disclosure.

Performance by Segment

THE PALFINGER GROUP DIVIDES ITS OPERATIONS INTO THREE SEGMENTS: CRANES, HYDRAULIC SYSTEMS & SERVICES, AND VENTURES. WITH A SHARE OF 63 PERCENT THE CRANES SEGMENT CONTRIBUTES MOST TO THE GROUP REVENUE. THE HYDRAULIC SYSTEMS & SERVICES SEGMENT CONTAINS PRIMARILY MORE RECENT AND SMALLER PRODUCT DIVISIONS OF THE GROUP. SINCE THE BEGINNING OF 2008 ALL MATERIAL FUTURE PROJECTS HAVE BEEN BUNDLED IN A SEPARATE SEGMENT CALLED VENTURES IN ORDER TO GUARANTEE A TARGETED FOCUS ON BUILDING UP AND EXPANDING BUSINESS.

Segments 2008	**Revenue** TEUR	**Revenue** in %	**EBIT** TEUR	**EBIT** in %
CRANES	500,907	63.0%	83,047	120.2%
HYDRAULIC SYSTEMS & SERVICES	293,932	37.0%	(11,588)	(16.8%)
VENTURES	–	–	(2,370)	(3.4%)
PALFINGER Group	**794,839**	**100.0%**	**69,089**	**100.0%**

In the first quarter 2008 PALFINGER formed a new segment called VENTURES, which comprises all material strategic initiatives of the Group – both regional and product-oriented – from their development phase to operational maturity. At the same time, segment reporting was focused on the product divisions and the newly created segment, thereby harmonising the external reporting with the internal controlling structure. The previous year's figures for the segments CRANES and HYDRAULIC SYSTEMS & SERVICES have been adjusted accordingly. Due to this restructuring, no comparative figures other than revenue are available for the years before 2007.

CRANES

The CRANES segment contains all crane products of the PALFINGER Group as well as the truck bodies and pick-up tail lifts manufactured by Omaha Standard specifically for the American market. PALFINGER is the number one in the global market for knuckle boom cranes as well as timber and recycling cranes, which is also reflected in the shares of these product groups in revenues. The continuous improvement of structures and processes has enabled PALFINGER to achieve margins in these areas that are far higher than the industry average. The CRANES segment is therefore an essential basis for the implementation of the Group's strategy. In recent years, PALFINGER has pushed initiatives to open up new markets, such as Asia.

DEVELOPMENT OF BUSINESS IN 2008

Revenue of the CRANES segment decreased by 1.8 percent in the 2008 financial year, from EUR 510.1 million in 2007 to EUR 500.9 million. EBIT declined from EUR 100.0 million in 2007 to EUR 83.0 million, resulting in an EBIT margin of 16.6 percent as compared to 19.6 percent in the previous year.

Share in the consolidated results	in % of Group	**2008** TEUR	**2007** TEUR
External sales	63.0%	500,907	510,140
Depreciation, amortisation, and impairment	49.6%	14,212	10,476
EBIT	120.2%	83,047	100,046
Assets	55.9%	356,692	308,451
Liabilities	28.5%	93,461	115,489
Investment in property, plant, and equipment, and intangible assets	84.9%	41,344	44,266
EBIT margin		**16.6%**	**19.6%**

TEUR	**Q1 2008**	**Q2 2008**	**Q3 2008**	**Q4 2008**
Revenue	143,726	147,232	108,398	101,551
EBIT	31,434	29,654	14,454	7,505
EBIT margin	21.9%	20.1%	13.3%	7.4%

The development of both revenue and earnings reflects the weakening of the market environment. Markets whose upswing had resulted mainly from the real estate industry or raw materials production were hit particularly dramatically by this development. As the financial crisis has made it more difficult to obtain loans, planned projects are being postponed and increasing caution is being taken when it comes to new investments.

Truck-mounted knuckle boom cranes

Order intakes in virtually all of PALFINGER's core markets deteriorated significantly. While the declines were absorbed by the high order backlog in the first half of the year in most of the markets, revenue was halved in Spain. Germany, France, Scandinavia, Austria, and Brazil continued to record increasing revenues in 2008. In addition, PALFINGER achieved its first successes in the new markets Serbia and Turkey, as well as in some African markets.

Since the collapse of the Spanish market, Germany has been the largest crane market for PALFINGER, and no single country has shown a share in revenues of more than 10 percent. The consistent market development with the aim of continuing the internationalisation strategy made it possible for total revenues to remain almost at the same level as in the previous year.


2006
2007
2008
800,000
600,000
400,000
200,000
0
413,180
510,140
500,907

DEVELOPMENT OF REVENUE
(TEUR)


2007
2008
120,000
90,000
60,000
30,000
0
100,046
83,047

DEVELOPMENT OF EBIT
(TEUR)

The adjustment of orders placed on the part of dealers, the capacity increases achieved, and declining market demand led to a marked shortening of delivery times. In the course of 2008 PALFINGER saw an increasing shift of the product mix towards smaller cranes, which was also reflected in the development of earnings. Capacity planning for 2009 is being carried out in permanent dialogue with dealers so as to meet the needs of the market. In doing so PALFINGER is committed to maintaining the flexibility of the value-creation structures and processes in order to be able to respond to further market developments.

EPSILON timber and recycling cranes

In the first half 2008 the EPSILON business was still characterised by good market conditions. In the second half, however, a weakening of the market caused by falling prices for timber and scrap metal was felt in spite of the new EPSOLUTION crane series. Financing difficulties of customers resulted in orders being cancelled. The strongest markets were Austria, Germany, Great Britain, and also Spain. In particular in the second quarter, capacity expansion and process adaptations led to a considerable increase in assembly volumes, which, however, still underwent a slight downward adjustment in the third quarter, due to an easing pressure of delivery times.

Madal telescopic cranes

In the telescopic crane business in South America, the cooperation with SENNEBOGEN proved to be a material success factor. Based on the high order backlog and the resulting long delivery times, PALFINGER demanded prepayments for new orders from the second quarter onwards.

Omaha Standard truck bodies

In the fourth quarter the takeover of the American Omaha Standard Group, which was integrated into the CRANES segment as of November 2008, was successfully closed. This acquisition has strengthened the market position of PALFINGER in the North American market. The distribution company of Omaha Standard has nine body workshops that distribute trucks equipped with service cranes. The weak economic development during the fourth quarter 2008 also brought down the development of revenue and earnings of Omaha Standard.

HYDRAULIC SYSTEMS & SERVICES

The HYDRAULIC SYSTEMS & SERVICES segment combines all product areas other than cranes as well as services rendered by the PALFINGER Group. This also includes some more recent product divisions, whose markets are still being developed. The medium-term goal for all product groups is a positive earnings contribution as well as a ranking among the top three market players. This goal can be met both by organic and inorganic growth. PALFINGER has already been a leading specialist in high-tech railway applications and the leader in the global market for container handling systems for some years. The acquisitions of the German MBB Group at the end of 2007 and of the WUMAG ELEVANT unit in July 2008 enabled PALFINGER to also reach the same target for the product groups of tail lifts and access platforms in Europe.

DEVELOPMENT OF BUSINESS IN 2008

In the HYDRAULIC SYSTEMS & SERVICES segment revenue went up by 58.5 percent, from EUR 185.5 million to EUR 293.9 million. Around EUR 88.1 million of this increase was contributed by the MBB Group, acquired at the end of 2007, and by the ELEVANT access platform unit of WUMAG GmbH from August 2008 onwards. EBIT for the 2008 financial year came to EUR – 11.6 million as compared to EUR 1.3 million in 2007. This decrease was caused by several factors: In the first half 2008 Austrian tail lift production activities were transferred to the MBB site in Germany. Moreover, restructuring costs incurred in Great Britain and an extraordinary write-off of the customer base of RATCLIFF in the fourth quarter 2008 posed additional challenges for the TAIL LIFT area. The slackened economic framework also led to an extraordinary write-off of the customer base of MBB and impairment losses of the inventories of the CRAYLER transportable forklifts in North America.

Share in the consolidated results	in % of Group	**2008** TEUR	**2007** TEUR
External sales	37.0%	293,932	185,483
Depreciation, amortisation, and impairment	50.4%	14,458	5,162
EBIT	(16.8%)	(11,588)	1,294
Assets	42.1%	268,838	216,615
Liabilities	17.6%	57,783	39,295
Investment in property, plant, and equipment, and intangible assets	15.1%	7,353	18,773
EBIT margin		**(3.9%)**	**0.7%**

TEUR	**Q1 2008**	**Q2 2008**	**Q3 2008**	**Q4 2008**
Revenue	65,218	67,276	75,320	86,118
EBIT	(1,107)	1,253	1,228	(12,962)
EBIT margin	(1.7%)	1.9%	1.6%	(15.1%)

TAIL LIFT tailgates and passenger lifts

In the TAIL LIFT division the internationalisation strategy was continued successfully with the consolidation of MBB, which was also reflected in the Group's earnings. Nevertheless the phase-out of the former product line PALGATE, the poor development of the US dollar, and the extraordinary write-off brought down results. The previously high order backlog was reduced in 2008 and demand declined strongly, in particular in the field of distribution logistics. In addition, competition increased the price pressure during the reporting period. In the RATCLIFF area, output figures were raised considerably in the first half-year, but the meagre economic development in Great Britain was evidenced in the results of the second half-year, which resulted in an extraordinary write-off of capitalised customer base according to IFRS 3.

BISON/WUMAG ELEVANT access platforms

The market for access platforms saw various developments in 2008: platforms for the 3.5 tonnes and 7.5 tonnes sector were affected over-proportionally by the weakening of the economy as the granting of loans to platform rental companies was restricted. In addition, after its delayed introduction in the first quarter, the new TA series of BISON has not yet shown the expected success. In contrast, demand for large platforms with a working height of 45 metres or more increased; in this area service companies invested in "wind power and transmissions" in order to be less dependent on access platform rental companies. Furthermore, major rental companies, primarily in Scandinavia and Great Britain, were prepared to invest in a large number of machines as wind farms are becoming bigger. The acquisition of the ELEVANT unit of the German WUMAG GmbH considerably supported the strategic objectives pursued by PALFINGER in this division, not least by adding to the product portfolio in the field of large platforms of up to 103 metres.


2006
2007
2008
400,000
300,000
200,000
100,000
0
172,025
185,483
293,932

DEVELOPMENT OF REVENUE
(TEUR)

PALIFT container handling systems

The PALIFT division did not achieve a further increase in earnings despite early successes in process improvements and an intensification of its market development strategy. This was also due to increased production costs as well as higher material purchasing costs. The organisational and management structures were adjusted accordingly in the fourth quarter. In addition, the European market came under increasing pressure in the fourth quarter. While the construction, recycling, and automobile industries slackened considerably, the public sector remained the only positive exception.

CRAYLER transportable forklifts

The CRAYLER business in North America was affected by weak demand in 2008. The strong competition led to a decrease in prices, making it necessary to recognise an impairment loss for the finished goods inventories. In Europe, a reduction of market volume was also noticeable from the second quarter onwards. PALFINGER launched a targeted marketing campaign and took appropriate organisational measures. In Germany, the core market, first successes were recorded in the fourth quarter.


2007
2008
3,000
0
(3,000)
(6,000)
(9,000)
(12,000)
1,294
(11,588)

DEVELOPMENT OF EBIT
(TEUR)

RAILWAY rail transport system solutions

The RAILWAY division was characterised by a high level of readiness to invest in railway infrastructure in Europe. This resulted in consistently high offer volumes and order intakes throughout 2008, the earnings situation improved continuously. Focal projects are being implemented in Sweden, Switzerland, Luxemburg, Germany, and Austria. PALFINGER also sees great potential in France, the Ukraine, Russia, and China due to the electrification of existing railway routes, the maintenance of the high-speed routes and the demand for bridge inspection equipment. On this basis, positive capacity utilisation is expected for the years to come. This is likely to result in a doubling of the revenue volume in 2009.

SERVICES

The SERVICES area continued to be a solid success guarantee. The decline in new orders for cranes prompted dealers to demand more local training programmes for their service staff. An increasing number of distribution training courses were offered. Moreover, the introduction of the new crane series resulted in additional demand for training and an increased need for documentation. The continuous development and/or expansion of the supporting service activities in particular in Asia and South America reduced results in 2008 but in the medium run will contribute to an improvement of revenues and earnings.

VENTURES

In the VENTURES segment, which was established within the Group's organisation at the beginning of the year, PALFINGER bundles special future projects at their development stage. The aim of separating this area from the operating business is to guarantee a targeted focus on building up new fields of business and continuing market development. Moreover, a special pool of employees, composed of internal and external members, is being set up for strategic activities, which among other things closely cooperates with external educational institutes. This is done primarily to ensure the availability of sufficient personnel in order to meet PALFINGER's growth targets and has already stood the test in the staffing of projects.

In the first half 2008 PALFINGER expanded its assembly plant in Shenzhen, China, into a production location for container handling systems, drawing on previously gained market experience. The advantage is that specific features of the market can be better taken into account and dependency on third-party suppliers is reduced. The first hook loaders manufactured at this plant were delivered at the end of 2008, and PALFINGER succeeded in reeling in its first major order in China. Consequently, the site will be disintegrated from the VENTURES segment and integrated into HYDRAULIC SYSTEMS & SERVICES in 2009.

The acquisition of the ELEVANT unit of WUMAG was settled in the second quarter 2008. This product area was assigned to the access platform division within the HYDRAULIC SYSTEMS & SERVICES segment. In the third quarter preparing the acquisition of Omaha Standard was one of the major projects underway in this segment. Upon successful completion of the transaction, this area was allocated to the CRANES segment.

The development of the Indian market was embarked on together with the local management. The activities in this market will be allocated to the VENTURES segment in 2009 as well.

Some projects could not yet be integrated into the operating business. In 2008 this concerned the Group's commitment in Russia as well as new product ideas.

In 2008 an overhead optimisation project was completed successfully. In the light of the currently uncertain market situation, PALFINGER launched a project to sustainably strengthen the Group's earnings and financial structure.

As the projects included in the VENTURES segment do not generate revenues, only their costs are reported. In the 2008 financial year, EBIT amounted to EUR – 2.4 million as compared to EUR – 1.9 million in the first nine months 2008.


2007
2008
0
(750)
(1,500)
(2,250)
(3,000)
(1,702)
(2,370)

DEVELOPMENT OF EBIT
(TEUR)

Share in the consolidated results	in % of Group	**2008** TEUR	**2007** TEUR
EBIT	(3.4%)	(2,370)	(1,702)

TEUR	**Q1 2008**	**Q2 2008**	**Q3 2008**	**Q4 2008**
EBIT	(688)	(928)	(236)	(518)

Outlook

IT WAS FROM A STRONG MARKET POSITION THAT PALFINGER STARTED OFF IN 2008, A YEAR WHICH WAS BECOMING INCREASINGLY DIFFICULT. THE CHANGES IN THE ECONOMIC ENVIRONMENT WERE REFLECTED IN EARNINGS. HOWEVER, THE GROUP WILL BE ABLE TO MAKE USE OF FUTURE MARKET OPPORTUNITIES ON THE BASIS OF ITS STRATEGY PERSISTENTLY IMPLEMENTED THROUGHOUT PREVIOUS YEARS.

Particularly in the second half 2008 the demand was characterised by macro-economic developments. The financial crisis gradually spread to the real economy, and uncertainty, especially in the American and European markets, increased. Against this backdrop PALFINGER stepped up its market monitoring activities in order to be able to nevertheless design scenarios for a future market development. The challenge for the months to come will be to implement adequate structures and processes. In doing so, long-term strategic goals and values must be taken into account.

These scenarios prompted PALFINGER to take appropriate measures in the fourth quarter in order to continue to ensure a sound point of departure for the expected market development in 2009. Management proceeds on the assumption that a decline in revenues in the crane business will be compensated in part through recent acquisitions. As far as income goes, 2009 will clearly fall short of the 2008 period under review. This has to do with the fact that the newly acquired companies operate in product areas that are characterised by lower margins than the crane business. In addition, the demand for cranes will presumably continue to be weak, which will have a clear impact on results.

After completing its investment programme PALFINGER will place its focus on quality and maintenance investments in 2009. Additionally, research and development will remain central aspects for PALFINGER so that the Group will be able to continue to use its position as an innovation leader in the market in the future.

In the fourth quarter 2008 a project for sustainably strengthening the earnings and finance structure of the PALFINGER Group was initiated. Its fundamental pillars are savings in fixed costs, process improvements, revenue increases, and measures to reduce the capital employed. However, a potential backing of dealers and suppliers may very well increase the capital tie-up. Against this background as well as in light of acquisition opportunities that present themselves, plans are underway for putting the finance structure on a longer-term basis.

It is especially in this uncertain environment that PALFINGER stands to profit from its strong market position. The well-established regional and product-oriented position, as well as the sound financial basis of the Group will prove to be a substantial competitive advantage. Thus PALFINGER will make use of its opportunities to gain further market share and actively participate in the consolidation processes in its industry.


In the long term, our Company will become stronger.
In the short term, the reduction in our dividends is painful.
HUBERT PALFINGER JUN.
DEPUTY CHAIRMAN
OF THE SUPERVISORY BOARD

Consolid Financial Stateme of 31 De

ated

nts as

c 2008

+/–

Consolidated Balance Sheet

TEUR	Note	31 Dec 2008	31 Dec 2007
Non-current assets			
Intangible assets	1	66,918	58,056
Property, plant, and equipment	2	198,224	149,990
Investment property	3	1,135	0
Investments in associated companies	4	13,633	11,951
Deferred tax assets	5	21,557	19,663
Non-current financial assets	6	1,360	550
Other non-current assets	7	2,278	2,182
		305,105	**242,392**
Current assets			
Inventories	8	185,612	151,894
Trade receivables	9	119,665	119,576
Other current assets	10	17,424	13,536
Tax receivables		1,428	1,121
Cash and cash equivalents	11	9,096	2,559
		333,225	**288,686**
Non-current assets held for sale	12	0	683
		333,225	**289,369**
Total assets		**638,330**	**531,761**
Equity			
Share capital	13	35,730	37,135
Additional paid-in capital	14	30,177	35,190
Treasury stock	15	(1,730)	(8,298)
Retained earnings	16	251,582	229,905
Revaluation reserve		(112)	(112)
Valuation reserves pursuant to IAS 39	17	(124)	519
Foreign currency translation reserve	18	(12,104)	(4,923)
		303,419	**289,416**
Minority interests	19	6,411	5,640
		309,830	**295,056**
Non-current liabilities			
Non-current financial liabilities	20	44,919	38,315
Non-current provisions	21	22,428	21,103
Deferred tax liabilities	5	10,144	9,115
Other non-current liabilities	22	1,763	1,176
		79,254	**69,709**
Current liabilities			
Current financial liabilities	23	132,337	43,598
Current provisions	24	19,386	14,063
Tax liabilities		2,038	10,059
Trade payables and other current liabilities	25	95,485	99,276
		249,246	**166,996**
Total equity and liabilities		**638,330**	**531,761**

Consolidated Income Statement

TEUR	Note	Jan–Dec 2008	Jan–Dec 2007
Revenue	26	**794,839**	**695,623**
Changes in inventory and own work capitalised	27	(9,149)	11,302
Other operating income	28	11,849	11,738
Materials and external services	29	(421,905)	(371,047)
Staff costs	30	(167,003)	(141,183)
Depreciation, amortisation, and impairment expenses	31	(28,670)	(15,638)
Other operating expenses	32	(110,872)	(91,157)
Earnings before interest and taxes – EBIT (before associated companies)		**69,089**	**99,638**
Income from associated companies	**33**	**4,666**	**5,755**
Interest income		547	1,660
Interest expenses	34	(7,668)	(4,931)
Other financial expenses/income	35	(2,763)	270
Net financial result		**(9,884)**	**(3,001)**
Profit before income tax		**63,871**	**102,392**
Income tax expense	36	(15,747)	(24,324)
Profit after income tax		**48,124**	**78,068**
attributable to			
Minority interests		**4,271**	**4,090**
Shareholders of PALFINGER AG (consolidated net profit for the period)		**43,853**	**73,978**

EUR			
Earnings per share (undiluted and diluted)	16	1.24	2.09
Dividend per share	16	0.39 [1]	0.70

[1] Proposal of the Management Board to the Supervisory Board for presentation to the Annual General Meeting for resolution.

Consolidated Cash Flow Statement

TEUR	Jan–Dec 2008	Jan–Dec 2007
Profit before income tax	**63,871**	**102,392**
+/– Write-downs/write-ups of non-current assets	28,670	13,905
–/+ Gains/losses on the disposal of non-current assets	(296)	149
–/+ Interest income/interest expenses	7,121	3,271
–/+ Income from associated companies	(4,666)	(5,755)
+ Expense for stock option programme	33	57
–/+ Other non-cash income/expenses	0	(808)
– Cash payments for the foundation of associated companies	(124)	0
–/+ Increase/decrease in current assets	13,257	(47,323)
+/– Increase/decrease in provisions	(3,158)	(13,683)
+/– Increase/decrease in liabilities	(43,366)	24,080
Cash generated from operations	**61,342**	**76,285**
+/– Interest payments	(6,060)	(2,664)
+ Dividends received from associated companies	2,963	1,564
– Income tax paid	(25,668)	(22,160)
Cash flows from operating activities	**32,577**	**53,025**
+ Cash receipts from the sale of intangible assets and property, plant, and equipment	2,893	1,655
– Cash payments for the acquisition of intangible assets and property, plant, and equipment	(48,066)	(62,308)
– Cash payments for the acquisition of subsidiaries net of cash acquired	(29,317)	(24,674)
– Cash payments for the acquisition of minority interests	(395)	0
– Winding-up of subsidiaries	0	(78)
+ Cash receipts from the sale of securities	112	5,242
– Cash payments for the acquisition of securities	(538)	0
–/+ Increase/decrease in other non-current assets	(1,778)	176
Cash flows for investing activities	**(77,089)**	**(79,987)**
– Dividends to shareholders of PALFINGER AG	(24,731)	(19,409)
– Dividends to minority shareholders	(3,500)	(2,275)
+ Sale of treasury stock in the course of the stock option programme	110	394
+/– Increase/decrease in non-current financial liabilities	(6,815)	1,332
+/– Increase/decrease in current financial liabilities	86,084	19,003
Cash flows from/for financing activities	**51,148**	**(955)**
Total cash flows	**6,636**	**(27,917)**

Funds* TEUR	**2008**	**2007**
At 1 January	**2,559**	**30,536**
Effects of foreign exchange differences	(99)	(60)
Total cash flows	6,636	(27,917)
At 31 December	**9,096**	**2,559**

* see Note 11, Cash and Cash Equivalents

Consolidated Statement of Changes in Equity

		Equity attributable to the shareholders of PALFINGER AG		
TEUR	Note	Share capital	Additional paid-in capital	Treasury stock
At 1 Jan 2007		**18,568**	**53,757**	**(8,485)**
Total recognised income and expense for the period				
Income and expense directly recognised in equity				
Valuation gains/(losses) from cash flow hedges	17	0	0	0
Stock options acc. to IFRS 2	16	0	0	0
Actuarial gains/(losses) acc. to IAS 19	16	0	0	0
Other changes	18	0	0	0
		0	**0**	**0**
Profit after income tax		**0**	**0**	**0**
		0	**0**	**0**
Transactions with shareholders				
Dividends		0	0	0
Capital increase	13	18,567	(18,567)	0
Other changes	15	0	0	187
		18,567	**(18,567)**	**187**
At 31 Dec 2007		**37,135**	**35,190**	**(8,298)**
At 1 Jan 2008		**37,135**	**35,190**	**(8,298)**
Total recognised income and expense for the period				
Income and expense directly recognised in equity				
Valuation gains/(losses) from cash flow hedges	17	0	0	0
Stock options acc. to IFRS 2	16	0	0	0
Actuarial gains/(losses) acc. to IAS 19	16	0	0	0
Other changes	18	0	0	0
		0	**0**	**0**
Profit after income tax		**0**	**0**	**0**
		0	**0**	**0**
Transactions with shareholders				
Dividends	16	0	0	0
Simplified capital decrease	13, 14	(1,405)	(5,053)	6,458
Other changes	15, 19	0	40	110
		(1,405)	**(5,013)**	**6,568**
At 31 Dec 2008		**35,730**	**30,177**	**(1,730)**

Retained earnings	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve	**Total**	Minority interests	**Equity**
179,519	**0**	**776**	**(6,053)**	**238,082**	**3,882**	**241,964**
0	0	(257)	0	**(257)**	0	**(257)**
57	0	0	0	**57**	0	**57**
(2,183)	0	0	0	**(2,183)**	0	**(2,183)**
(2,269)	(112)	0	1,130	**(1,251)**	0	**(1,251)**
(4,395)	**(112)**	**(257)**	**1,130**	**(3,634)**	**0**	**(3,634)**
73,978	**0**	**0**	**0**	**73,978**	**4,090**	**78,068**
69,583	**(112)**	**(257)**	**1,130**	**70,344**	**4,090**	**74,434**
(19,409)	0	0	0	**(19,409)**	(2,275)	**(21,684)**
0	0	0	0	**0**	0	**0**
212	0	0	0	**399**	(57)	**342**
(19,197)	**0**	**0**	**0**	**(19,010)**	**(2,332)**	**(21,342)**
229,905	**(112)**	**519**	**(4,923)**	**289,416**	**5,640**	**295,056**
229,905	**(112)**	**519**	**(4,923)**	**289,416**	**5,640**	**295,056**
0	0	(643)	0	**(643)**	0	**(643)**
33	0	0	0	**33**	0	**33**
2,148	0	0	0	**2,148**	0	**2,148**
358	0	0	(7,181)	**(6,823)**	0	**(6,823)**
2,539	**0**	**(643)**	**(7,181)**	**(5,285)**	**0**	**(5,285)**
43,853	**0**	**0**	**0**	**43,853**	**4,271**	**48,124**
46,392	**0**	**(643)**	**(7,181)**	**38,568**	**4,271**	**42,839**
(24,731)	0	0	0	**(24,731)**	(3,500)	**(28,231)**
0	0	0	0	**0**	0	**0**
16	0	0	0	**166**	0	**166**
(24,715)	**0**	**0**	**0**	**(24,565)**	**(3,500)**	**(28,065)**
251,582	**(112)**	**(124)**	**(12,104)**	**303,419**	**6,411**	**309,830**

Notes to the Consolidated Financial Statements 2008

GENERAL

PALFINGER AG is a public listed company headquartered in 5101 Bergheim, Salzburg, Austria, Franz-Wolfram-Scherer-Strasse 24, whose main business activity is the provision of innovative hydraulic lifting, loading, and handling solutions at each interface of the transport chain.

The consolidated financial statements of PALFINGER AG as of 31 December 2008 were prepared in line with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union (EU). Apart from IFRS 8, IFRS and IFRIC interpretations whose application is mandatory for financial years starting on or after 1 January 2009 were not applied ahead of time. As these consolidated financial statements meet the criteria laid down in sec. 245a of the (Austrian) Business Code (UGB), the Company is not obligated to prepare financial statements according to the provisions of the Code.

These consolidated financial statements were prepared as of the reporting date of the parent company. The financial year corresponds to the calendar year. The financial statements of the individual Austrian and foreign companies included in the consolidated financial statements 2008 were prepared as of the reporting date of the consolidated financial statements.

Uniform accounting and valuation criteria were applied within the Group. The consolidated financial statements were prepared on the assumption that the Company will continue as a going concern. For the sake of a clearer presentation, items were aggregated for the purposes of the consolidated balance sheet, the consolidated income statement, the consolidated cash flow statement, and the consolidated statement of changes in equity. The same items were then listed and explained separately in the notes, following the principle of materiality. In general, when preparing these consolidated financial statements, the historical cost system was applied. Exceptions were made for derivate financial instruments and financial assets available for sale. These items were valued at fair value.

The consolidated balance sheet was structured according to IAS 1, separating current from non-current assets and liabilities. Assets and liabilities were classified as current if they are likely to be realised or balanced within twelve months of the balance sheet date. The consolidated income statement was prepared according to the nature of expense method.

For the sake of clarity and comparability, all figures in the consolidated financial statements are, in principle, expressed in thousands of euros (TEUR). Minimal arithmetic differences may arise from the application of commercial rounding to individual items and percentages.

The consolidated financial statements 2008 and the individual financial statements for 2008 were published in accordance with statutory requirements and are available from PALFINGER AG on request at any time. The consolidated financial statements of PALFINGER AG as of 31 December 2008 were released for publication on 26 January 2009 by the Group's Management Board.

CONSOLIDATION PRINCIPLES

SCOPE OF CONSOLIDATION

PALFINGER AG prepares the consolidated financial statements for the PALFINGER Group. The consolidated financial statements comprise the financial statements of PALFINGER AG and the financial statements of the companies controlled by PALFINGER AG as of 31 December of each year. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Associated companies were included according to the equity method. An associated company is a company on which PALFINGER AG may exercise significant influence by participating in its financial and operating policy decisions but over which it has no control or joint control. There is a rebuttable presumption that the investor holds 20 to 50 percent of the voting power.

As of 31 December 2008, the scope of consolidation, including PALFINGER AG as the parent company, comprised 34 fully consolidated companies and five companies consolidated using the equity method, whose names are disclosed in the statement of investments.

Company, headquarters	Controlling company ¹)	Direct interest ²)
Fully consolidated companies		
ELEVANT Finance GmbH, Merklingen (DE) (Initial consolidation: 14 August 2008)	ELEV	100.00%
ELEVANT Produktion GmbH, Ebersbach (DE) (Initial consolidation: 14 August 2008)	PEU/ELEV	100.00%
ELEVANT Service GmbH & Co. KG, Krefeld (DE) (Initial consolidation: 14 August 2008)	ELEV	100.00%
EPSILON Kran GmbH, Salzburg (AT)	PEU	65.00%
Financière Palfinger S.A.S., Caussade (FR)	PEU	100.00%
FTEC, Inc., Birmingham (US) (Initial consolidation: 31 October 2008)	OSI	100.00%
Guima France S.A.S., Caussade (FR)	GP	100.00%
Guima Palfinger S.A.S., Caussade (FR)	PEU	100.00%
INTERLIFT Inc., Cerritos (US)	MBB	100.00%
Madal Palfinger S.A., Caxias do Sul (BR)	PSB	99.11%
MBB HUBFIX s.r.o., Bratislava (SK)	MBB	100.00%
MBB Inter S.A.S., Silly en Gouffern (FR)	MBB	100.00%
MBB INTERLIFT N.V., Erembodegem (BE)	MBB	100.00%
MBB LIFTSYSTEMS Ltd., Cobham (UK)	MBB	100.00%
MBB Palfinger GmbH, Ganderkesee (DE) (Previously MBB LIFTSYSTEMS AG)	PEU	100.00%
Omaha Standard, Inc., Council Bluffs (US) (Initial consolidation: 31 October 2008)	PUSA	100.00%
Palfinger Asia Pacific Pte. Ltd., Singapore (SG)	PSB	100.00%
Palfinger Europe GmbH, Salzburg (AT)	PSB	99.97%
Palfinger GmbH, Ainring (DE)	PEU/PSB	100.00%
Palfinger Gru Idrauliche s.r.l., Bolzano (IT)	PEU	100.00%
Palfinger, Inc., Niagara Falls (CA)	PSB	100.00%
Palfinger Platforms GmbH, Löbau (DE) (Previously Bison Palfinger GmbH)	PEU	100.00%
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brjag (BG)	PSB	100.00%
Palfinger proizvodnja d.o.o., Maribor (SI)	PSB	100.00%
Palfinger proizvodna tehnologija Hrvatska d.o.o., Delnice (HR) (Previously PiR metal d.o.o.)	PSB	100.00%
Palfinger Service- und Beteiligungs-GmbH, Salzburg (AT)	PAG	100.00%
Palfinger (Shenzhen) Ltd., Shenzhen (CN)	PAP	100.00%
Palfinger USA, Inc., Tiffin (US)	PSB	100.00%
Ratcliff Palfinger Ltd., Welwyn Garden City (UK)	PEU	100.00%
Tiffin Loader Crane, Co., Tiffin (US)	PUSA	100.00%
WUMAG ELEVANT GmbH, Krefeld (DE) (Initial consolidation: 14 August 2008)	PEU	100.00%
WUMAG ELEVANT Verwaltungs GmbH, Krefeld (DE) (Initial consolidation: 14 August 2008)	ELEV	100.00%
WUMAG MAGEBA GmbH, Seifhennersdorf (DE) (Initial consolidation: 14 August 2008)	PEU	100.00%
Companies consolidated using the equity method		
Palfinger Argentina S.A., Buenos Aires (AR)	PEU	49.00%
Palfinger France S.A., Étoile sur Rhône (FR)	PEU	49.00%
Palfinger Southern Africa (Pty) Ltd., Edenvale (ZA)	PEU	33.33%
Star Palfinger Equipment India Pvt. Ltd., Tamil Nadu (IN) (Initial consolidation: 15 May 2008)	PAP	26.00%
STEPA Farmkran Gesellschaft m.b.H., Elsbethen (AT)	PEU	45.00%

¹) Controlling company:

ELEV = WUMAG ELEVANT GmbH, Krefeld (DE)
GP = Guima Palfinger S.A.S., Caussade (FR)
MBB = MBB Palfinger GmbH, Ganderkesee (DE)
MP = Madal Palfinger S.A., Caxias do Sul (BR)
OSI = Omaha Standard, Inc., Council Bluffs (US)
PAG = PALFINGER AG, Salzburg (AT)
PAP = Palfinger Asia Pacific Pte. Ltd., Singapore (SG)
PEU = Palfinger Europe GmbH, Salzburg (AT)
PSB = Palfinger Service- und Beteiligungs-GmbH, Salzburg (AT)
PUSA = Palfinger USA, Inc., Tiffin (US)

²) from the point of view of the controlling company
³) from the point of view of PALFINGER AG
⁴) Curr. = local currency

Indirect interest [3])	Curr. [4])	Equity 31 Dec 2008 Curr. in thousand	Profit/loss for the period Jan–Dec 2008 Curr. in thousand
99.97%	EUR	300	408
99.97%	EUR	500	613
99.97%	EUR	500	280
64.98%	EUR	16,849	12,206
99.97%	EUR	(5,768)	35
100.00%	USD	2,946	(906)
99.97%	EUR	2,390	1,309
99.97%	EUR	3,805	(4,842)
99.97%	USD	879	(160)
99.11%	BRL	7,237	2,491
99.97%	SKK	95	42
99.97%	EUR	(8,384)	(205)
99.97%	EUR	(163)	(40)
99.97%	GBP	7	984
99.97%	EUR	4,970	2,087
100.00%	USD	4,955	(1,906)
100.00%	SGD	1,713	220
99.97%	EUR	81,529	50,691
99.97%	EUR	14,927	7,190
99.97%	EUR	2,695	1,127
100.00%	CAD	6,977	(2,949)
99.97%	EUR	3,797	(1,791)
100.00%	BGN	30,663	(467)
100.00%	EUR	13,085	(99)
100.00%	HRK	245	(907)
100.00%	EUR	114,434	37,496
100.00%	CNY	1,812	(245)
100.00%	USD	15,775	273
99.97%	GBP	2,806	(1,267)
100.00%	USD	1,420	(91)
99.97%	EUR	3,880	2,445
99.97%	EUR	44	3
99.97%	EUR	1,775	114

48.99%	ARS	(1)	(70)
48.99%	EUR	24,455	8,000
33.32%	ZAR	1,507	337
26.00%	INR	(108)	(106)
44.99%	EUR	2,531	1,716

Newly founded companies
On 14 September 2007 PALFINGER entered into a distribution joint venture agreement with one of the leading automobile trading companies in India, Western Auto L.L.C., Dubai. Western Auto L.L.C. is part of the ETA-Ascon Group. The Dubai-based group operates in India in the construction, transport, real estate, and automotive business sectors. Star Palfinger Equipment India Pvt. Ltd., India, was founded on 15 May 2008 and is owned by Palfinger Asia Pacific Pte. Ltd. (26 percent), Western Auto L.L.C. (23 percent), and Mr. Hameed Salahuddin (51 percent), a member of the family owning Western Auto L.L.C. The joint venture comprises import, marketing, distribution, and service, for the time being, for selected PALFINGER crane models.

Acquisitions made in 2008
On 24 September 2008 PALFINGER signed a contract to take over 100 percent of the shares of the US company Omaha Standard, Inc. as well as its distribution subsidiary FTEC, Inc. The transaction was closed on 31 October 2008. Omaha Standard, Inc. is one of the leading producers of service bodies and pick-up tail lifts in the US. The company generates annual revenues of about EUR 55 million and has a well-established distribution network with a total of 400 centres.

At the time of acquisition, the purchase price was allocated on the basis of the estimated fair values as follows:

TEUR	**2008**
Purchase price paid in cash	11,711
Share of purchase price not yet due	2,999
Incidental acquisition costs	531
Total purchase price	**15,241**
Net assets acquired	(15,276)
Negative differential amount	**(35)**

In addition to the purchase price paid in cash, an earn-out agreement in the amount of USD 5 million was entered into, the payment of which will be depend on the results achieved by the acquired company in the years 2009 to 2011.

The differential amount was calculated on the basis of the estimated fair values at the time of acquisition. As not all of the fairness opinions are available yet, there may still be changes in the fair values and consequently also in the negative differential amount in the consolidated financial statements for 2009.

The negative differential amount was recorded under other operating income.

At the time of acquisition, the carrying amounts were reconciled with the estimated fair values as follows:

TEUR	Carrying amount	Fair value adjustments	Fair value
Non-current assets			
Intangible assets	47	3,834	3,881
Property, plant, and equipment	16,420	5,658	22,078
Deferred tax assets	2,740	0	2,740
Other non-current assets	396	(36)	360
	19,603	**9,456**	**29,059**
Current assets			
Inventories	8,317	983	9,300
Trade receivables	5,847	19	5,866
Other current assets	861	(135)	726
Tax receivables	4	0	4
Cash and cash equivalents	711	0	711
	15,740	**867**	**16,607**
Non-current liabilities			
Non-current financial liabilities	14,521	(2,559)	11,962
Non-current provisions	91	180	271
Deferred tax liabilities	0	2,856	2,856
Other non-current liabilities	239	0	239
	14,851	**477**	**15,328**
Current liabilities			
Current financial liabilities	7,450	0	7,450
Current provisions	63	775	838
Tax liabilities	186	0	186
Trade payables and other current liabilities	5,283	1,305	6,588
	12,982	**2,080**	**15,062**
Net assets acquired	**7,510**	**7,766**	**15,276**

In the course of the preliminary purchase price allocation an amount of TEUR 3,834 was allocated to intangible assets and pertained mainly to the dealer network and the brand.

After the Austrian and German antitrust authorities approved the takeover of the ELEVANT unit of the German WUMAG GmbH, which had been decided upon on 24 June 2008, the transaction was closed on 14 August 2008. Within the WUMAG ELEVANT unit, there were minority interests of 5 percent in ELEVANT Finance GmbH and of 23.4 percent in WUMAG MAGEBA GmbH; apart from these minority interests, the unit was acquired in its entirety.

The WUMAG ELEVANT unit has three manufacturing sites in Germany and focuses on truck-mounted access platforms (17 to 103 metres working height) and fire-fighting platforms. This is thus a good supplement to PALFINGER's access platform portfolio and the production and sales capacities existing in Germany. With a staff of 225 employees the WUMAG ELEVANT unit achieved revenues of around EUR 42 million in 2007.

At the time of acquisition, the purchase price for the WUMAG ELEVANT unit was allocated on the basis of the estimated fair values as follows:

TEUR	2008
Purchase price paid in cash	17,450
Incidental acquisition costs	437
Total purchase price	**17,887**
Net assets acquired	(6,356)
Goodwill	**11,531**

Goodwill was calculated on the basis of the estimated fair values at the time of acquisition. As not all of the fairness opinions are available yet, there may still be changes in the fair values and consequently also in the goodwill in the consolidated financial statements for 2009.

At the time of acquisition, the carrying amounts were reconciled with the estimated fair values as follows:

TEUR	Carrying amount	Fair value adjustments	Fair value
Non-current assets			
Intangible assets	18	4,833	4,851
Property, plant, and equipment	4,010	(573)	3,437
Deferred tax assets	0	334	334
Other non-current assets	4	0	4
	4,032	**4,594**	**8,626**
Current assets			
Inventories	14,868	140	15,008
Trade receivables	13,495	0	13,495
Other current assets	7,162	0	7,162
Cash and cash equivalents	101	0	101
	35,626	**140**	**35,766**
Non-current liabilities			
Non-current financial liabilities	1,457	0	1,457
Non-current provisions	637	280	917
Deferred tax liabilities	0	1,466	1,466
	2,094	**1,746**	**3,840**
Current liabilities			
Current financial liabilities	916	0	916
Current provisions	1,452	0	1,452
Tax liabilities	685	0	685
Trade payables and other current liabilities	30,759	0	30,759
	33,812	**0**	**33,812**
Net assets	3,752	2,988	6,740
Net assets acquired*	**3,356**	**3,000**	**6,356**

* The minority interests existing at the time of acquisition (WUMAG MAGEBA GmbH and ELEVANT Finance GmbH) were taken over in the fourth quarter 2008.

In the course of the preliminary purchase price allocation an amount of TEUR 4,833 was allocated to intangible assets and pertained mainly to the orders on hand and product developments.

Since the time of initial consolidation, the WUMAG ELEVANT unit as well as Omaha Standard, Inc. and FTEC, Inc. have been contributing TEUR 32,709 to the consolidated revenues of PALFINGER AG and TEUR – 290 to its consolidated net profit for the period. If the transactions had been made with effect as of 1 January 2008, the consolidated net profit for the period of PALFINGER AG would have been as follows:

TEUR	Jan–Dec 2008 stated	Jan–Dec 2008 pro forma
Revenue	794,839	863,495
Consolidated net profit for the period	43,853	43,108
Earnings per share in EUR	1.24	1.22

Acquisitions made in 2007

After the Austrian and German antitrust authorities approved the takeover of the MBB Group, which had been decided upon on 29 October 2007, the transaction was closed on 6 December 2007.

The MBB Group is one of the top-three players in the global market for tail lifts. The German company is headquartered in Ganderkesee near Bremen and maintains distribution subsidiaries in Great Britain, France, Belgium, and the Slovak Republic and another production site in the US.

As of 19 September 2007 the takeover of the remaining 80 percent of the Croatian supplier Palfinger proizvodna tehnologija Hrvatska d.o.o. (previously PiR metal d.o.o.) was finalised. The PALFINGER Group had held an interest of 20 percent in Palfinger proizvodna tehnologija Hrvatska d.o.o. starting with 2001. At the time of takeover the steel component manufacturer employed a staff of 95.

On the basis of the purchase price allocation using the estimated fair values, goodwill in the amount of TEUR 22,482 was capitalised in the 2007 financial year. Following the final calculation of the fair values, goodwill was reduced to TEUR 14,042.

In the course of the final purchase price allocation for the MBB Group, the consolidated balance sheet as of 31 December 2007 was adjusted as follows:

TEUR	31 Dec 2007	Adjustment	31 Dec 2007 adjusted
Non-current assets			
Intangible assets	54,609	3,447	58,056
Non-current liabilities			
Deferred tax liabilities	5,668	3,447	9,115

The intangible assets identified in the course of the final purchase price allocation pertained mainly to the brand and the customer base.

The final purchase price allocations for Palfinger proizvodna tehnologija Hrvatska d.o.o., Croatia, and for the MBB Group were as follows:

TEUR	2007
Purchase price paid in cash	24,780
Incidental acquisition costs	739
Total purchase price	**25,519**
Net assets acquired	(11,477)
Goodwill	**14,042**

At the time of acquisition, the estimated fair values were reconciled with the final fair values for Palfinger proizvodna tehnologija Hrvatska d.o.o., Croatia, and the MBB Group as follows:

TEUR	Estimated fair value	Adjustments based on final purchase price allocation	Final fair value
Non-current assets			
Intangible assets	69	11,887	11,956
Property, plant, and equipment	3,816	0	3,816
Deferred tax assets	1,612	0	1,612
Other non-current assets	86	0	86
	5,583	**11,887**	**17,470**
Current assets			
Inventories	10,486	0	10,486
Trade receivables	7,783	0	7,783
Other current assets	488	0	488
Tax receivables	123	0	123
Cash and cash equivalents	845	0	845
	19,725	**0**	**19,725**
Non-current liabilities			
Non-current financial liabilities	2,344	0	2,344
Non-current provisions	2,704	0	2,704
Deferred tax liabilities	15	3,447	3,462
	5,063	**3,447**	**8,510**
Current liabilities			
Current financial liabilities	9,358	0	9,358
Current provisions	523	0	523
Tax liabilities	117	0	117
Trade payables and other current payables	7,072	0	7,072
	17,070	**0**	**17,070**
Net assets (100%)	3,175	8,440	11,615
Net assets acquired	**3,037**	**8,440**	**11,477**

(Palfinger proizvodna tehnologija Hrvatska 80% and MBB 100%)

In the 2007 financial year Palfinger proizvodna tehnologija Hrvatska d.o.o., Croatia, contributed revenues of TEUR 754 to the consolidated revenues and TEUR – 55 to PALFILNGER AG's consolidated net profit for the period.

If the transactions had been made with effect as of 1 January 2007, PALFINGER's consolidated net profit for the period 2007 would have been as follows:

TEUR	**Jan–Dec 2007** stated	**Jan–Dec 2007** pro forma
Revenue	695,623	757,726
Consolidated net profit for the period	73,978	75,107
Earnings per share in EUR	2.09	2.13

CONSOLIDATION METHOD

Pursuant to IFRS 3 all business combinations must be accounted for by applying the purchase method. Under this method the consolidation of investments is carried out at the acquisition date by offsetting the purchase price with the net assets of the acquired business measured at fair value. The subsidiaries' identifiable assets, liabilities, and contingent liabilities are recognised at their full fair values, irrespective of the extent of the minority interest. Intangible items must be recognised separately from goodwill if they are either separable from the entity or arise from statutory, contractual, or other legal rights. Any remaining differences on the asset side are capitalised as goodwill. If negative differential amounts arise, the measurements of the identifiable assets, liabilities, and contingent liabilities of the acquired business and the calculation of the cost of the business combination are reassessed and the differences are then recognised in the income statement.

According to IFRS 3 in combination with IAS 36 the capitalised goodwill is no longer amortised on a straight-line basis. Instead, the goodwill recognised must be tested for impairment annually and whenever circumstances indicate that it might be impaired. If the carrying amount of a cash-generating unit to which goodwill has been allocated exceeds the recoverable amount of the unit, the impairment loss in the amount of the difference is allocated first to reduce the carrying amount of the goodwill allocated to the unit. Any additional impairment loss is then allocated to the other assets of the unit on a pro rata basis.

The initial consolidation of companies included for the first time was performed at the time of acquisition, which was also the point in time when the possibility to exercise control over the company's net assets and business activities was obtained. The results of subsidiaries sold or acquired during the year are included in the consolidated income statement effective from the date of acquisition or until the date of sale.

Earnings, assets, and liabilities of associated companies are included in the consolidated financial statements applying the equity method. Investments in associated companies are reported in the balance sheet at cost after adjustment to changes in the Group's share of net assets after acquisition and impairment losses. Losses exceeding the Group's investment in associated companies are not recognised. The goodwill relating to the associated company is included in the carrying amount of this share and is neither amortised on a straight-line basis nor subjected to a separate impairment test.

If the acquisition costs for the Group's investment are lower than the fair values of the identifiable assets and liabilities at the acquisition date, the difference is recognised in the income statement in the acquisition period. Intra-group accounts receivable and payable, income and expenses, as well as inter-company profits and losses are fully eliminated.

Shares of minority shareholders are reported at the time of acquisition in the amount of the fair values of the recognised assets and liabilities attributable to the minority interest and are then adjusted according to all changes in equity allocable to the minority shareholders.

CURRENCY TRANSLATION WITHIN THE GROUP

The consolidated financial statements are prepared in euros, the functional currency of PALFINGER AG.

Monetary assets and liabilities in foreign currencies are converted into the functional currency at every reporting period end date using the respective closing rates. All currency differences are recognised in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are converted using the exchange rate of the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are converted using the exchange rate applicable at the time of calculation of the fair value.

In line with IAS 21 financial statements of Group companies reporting in foreign currencies are translated in accordance with the functional currency concept. The assets and liabilities are converted from the functional currency into euros using the middle rate at the balance sheet date. Goodwill arising from the acquisition of foreign subsidiaries is allocated to the acquired company and translated at the respective middle rate at the balance sheet date. The income statement items of the consolidated foreign companies are converted using average rates for the period.

Differences arising from the currency conversion of the pro rata equity are recognised directly in equity. In the event of the deconsolidation of a foreign company, these exchange rate differences are recognised in the income statement. Exchange rate differences attributable to minority interests are offset against the interests of other shareholders.

The following exchange rates are of particular importance for the consolidated financial statements:

	Exchange rate as of		Average exchange rate	
1 euro equals	**31 Dec 2008**	**31 Dec 2007**	**Jan–Dec 2008**	**Jan–Dec 2007**
BGN	1.9525	1.9572	1.9563	1.9576
BRL	3.3110	2.6081	2.6780	2.6739
CAD	1.7231	1.4451	1.5586	1.4726
GBP	0.9738	0.7374	0.7983	0.6862
USD	1.4096	1.4724	1.4761	1.3750

The effects of exchange rate movements on the calculation of the balance sheet items of the consolidated subsidiaries resulted in a change in equity of about TEUR – 7,181 (previous year: TEUR 1,130) booked through the balance sheet. This figure is reported under foreign currency translation reserve in the statement of changes in equity.

ACCOUNTING AND VALUATION METHODS

INTANGIBLE ASSETS

Purchased intangible assets are capitalised at acquisition cost. Internally generated intangible assets are capitalised at manufacturing cost if the preconditions set out in IAS 38 regarding the capitalisation of internally generated intangible assets are satisfied.

Intangible assets are subject to amortisation over their relevant useful lives. With the exception of goodwill and intangible assets with indefinite useful lives, amortisation is performed on a straight-line basis over a timeframe between two and ten years. Customer relationships capitalised as part of corporate acquisitions are amortised over a useful life of five to ten years. At the end of every financial year the residual values, the useful lives, and the methods of amortisation of these assets are reviewed and, if necessary, adjusted prospectively. Changes in the method or period of amortisation that become necessary as a consequence of modifications of the anticipated useful lives or the expected consumption of the future economic benefits of the assets are treated as changes in estimates.

In the case of intangible assets of indefinite useful lives, each asset is tested for impairment at least once a year. These intangible assets are not amortised over their useful lives on a systematic basis. Once a year, the useful lives of all intangible assets within indefinite lives are checked as to whether the estimations of the indefinite lives are still justified. If this is not the case, the estimates are changed prospectively from an indefinite useful life into a finite useful life.

Impairments are recognised in the year in which the event giving rise to the impairment occurs. If the reasons for the impairment cease to exist, corresponding write-ups are performed until the level of amortised cost is reached.

Goodwill

According to IFRS 3 goodwill is not amortised but is instead tested for impairment annually as well as whenever there are indications that impairment has occurred.

In order to perform impairment tests, goodwill is allocated to cash-generating units. The essential standard applied for determining whether a unit qualifies as a cash-generating unit is the assessment of its technical and commercial independence in the generation of income. The impairment test of the cash-generating unit is carried out by comparing the amortised carrying amount (including the allocated goodwill) to the higher of either the net realisable value or the value in use. The value in use is calculated as the present value of relevant future cash inflows and outflows on the basis of the data obtained from the internal medium-term corporate planning. The discount rate is derived from the weighted cost of capital of the company. If the calculated amount is less than the carrying amount, the impairment loss in the amount of the difference is allocated first to reduce the carrying amount of the goodwill. Any additional impairment loss is then to be allocated to the remaining assets of the cash-generating unit in proportion to their carrying amounts.

According to IFRS 3 goodwill once written down for impairment can no longer be recovered.

Research and development
Research expenses are reported in the income statement when incurred.

Development expenses made with a view to a significant further development of a product or a process are capitalised if the product or process is feasible both from a technological and commercial point of view, the development is marketable, the expenses can be measured reliably, and PALFINGER has sufficient resources to complete the development project. All other development expenses are recognised in the income statement when incurred.

Capitalised development expenses of closed projects are reported at cost less accumulated amortisation. As long as a development project is not yet completed, an impairment test of the capitalised amounts accrued is carried out annually or more frequently if circumstances indicate that an impairment loss might have occurred.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment are reported at cost, adjusted for straight-line depreciation. Besides direct costs, production costs also contain appropriate proportions of materials and manufacturing overhead costs. General administrative expenses as well as borrowing costs are not capitalised.

Assets are depreciated as soon as they are put into operation. Depreciation is performed on a straight-line basis over the prospective useful lives of the relevant assets. The anticipated economic or technical useful life is used to determine the expected useful life of property, plant, and equipment.

	Years
Own buildings and investments in third-party buildings	20–50
Plant and machinery	3–15
Fixtures, fittings, and equipment	3–10

At the end of every financial year the residual values, the useful lives, and the methods of depreciation of the assets are reviewed and, if necessary, adjusted prospectively. Changes in the method or period of depreciation that become necessary as a consequence of modifications of the anticipated useful lives or the expected consumption of the future economic benefits of the assets are treated as changes in estimates.

When major inspections are performed, their costs are recognised in the carrying amount of the item of property, plant, or equipment as a replacement if the recognition criteria are satisfied. Replacement investments and value-increasing investments are capitalised and depreciated over either the new or the original useful life. All other expenses for maintenance and repair work are recognised in the income statement when incurred.

In the case of asset disposals, the difference between the carrying amounts and the net realisable value is recognised in the income statement in either other operating income or other operating expenses.

Government grants
According to IAS 20 government grants for property, plant, and equipment are presented as reductions of the acquisition and/or manufacturing costs and reduce depreciation on a systematic basis accordingly in the following periods.

PALFINGER receives grants for research and further training in various countries. These are recognised as other operating income in the time periods in which the expense which is to be compensated for by the grant is incurred.

A government grant is not recognised until there is reasonable assurance that the Company will comply with the conditions attaching to it and that the grant will be received.

Leases
In line with IAS 17, the allocation of a leased asset to the lessor or lessee is based on the transfer of all material risks and rewards incidental to ownership of the asset.

Assets obtained through finance leases are capitalised at the fair value or lower present value of the minimum lease payments at the acquisition date from the viewpoint of the lessee, and depreciated over their useful lives. The capitalised value of assets corresponds to the present value of the lease payments outstanding at the balance sheet date.

Assets obtained through operating leases are allocated to the lessor. The lessee recognises the lease payments as an expense in equal instalments over the term of the lease.

Borrowing costs
Under the benchmark treatment pursuant to IAS 23 borrowing costs are recognised in the income statement in the period in which they are incurred.

INVESTMENT PROPERTY
Investment property includes land or buildings held to earn rentals or for capital appreciation rather than for use in the production or supply of goods or services or for administrative purposes or sale in the ordinary course of business.

Property held as investment property is measured at cost less accumulated depreciation. The depreciation on buildings is performed on a straight line basis over a period ranging from 20 to 50 years. The fair value of property held as investment property is determined by expert opinions that are prepared internally and using an income-cost approach.

INVENTORIES

Inventories are assets held for sale as part of the normal operating business (finished goods and goods for resale), assets that are still in the process of production (work in progress) or that are consumed as part of the manufacturing of products or the rendering of services (materials and production supplies).

Inventories are valued at acquisition or production cost or the lower net realisable value at the balance sheet date. The valuation of materials and production supplies is carried out in accordance with the moving average cost method. Write-downs are made where the net realisable value is lower than the carrying value.

The acquisition or production costs are determined on the basis of standard production costs. These standard costs are reviewed regularly and adjusted to the current conditions if necessary.

FINANCIAL INSTRUMENTS

According to IAS 39 financial assets are classified either as held for trading, loans and receivables, available for sale, or hedging derivatives. PALFINGER determines the designation of its financial assets upon initial recognition.

When they are recognised initially, financial assets are measured at fair value. In the case of financial investments that are not designated as assets to be recognised at fair value through the income statement, transaction costs are recognised as well. These costs are directly allocable to the acquisition of the assets.

Acquisitions or sales of financial assets are recognised at the trade date.

The fair value of financial instruments is the amount for which a financial instrument could be exchanged between knowledgeable, willing, and independent parties in an arm's length transaction. The fair value is frequently identical to the market price, and therefore its calculation is based on market information available at the balance sheet date. The values listed may diverge from values realised later due to varying determinants.

Market values are available for all derivative financial instruments and securities. The fair values for all other financial instruments are determined on the basis of the discounted anticipated cash flows.

Securities

Securities and shareholdings are classified as available for sale pursuant to IAS 39. They are measured at fair value provided that a reliable fair value can be determined. Unrealised profits and losses are recognised in equity. In the case of sales, the unrealised profit and/or loss that up to that point had been reported as equity in the balance sheet will be reported in the income statement. Impairment losses are recorded in the income statement. Impairment losses recorded for equity instruments are reversed in the balance sheet, impairment losses recorded for debt instruments in the income statement.

Loans
Interest-bearing loans are classified as loans and receivables pursuant to IAS 39. To the extent that no impairment losses are required, they are reported at amortised cost; non-interest bearing loans and interest-bearing loans with low rates of interest are discounted accordingly. Impairment losses are reversed through the income statement.

Receivables
Receivables are classified as loans and receivables pursuant to IAS 39 and are reported at amortised cost, if necessary less impairment losses. Foreign currency receivables are valued at the foreign currency bid price at the balance sheet date. Write-ups and write-downs resulting from the valuation of foreign currency receivables are booked through the income statement. Impairment losses are recorded in allowance accounts; the receivable is only derecognised in case of insolvency or failure to assert the claim in court. Impairment losses are reversed through the income statement.

Cash and cash equivalents
Current financial assets are composed of cash in hand, cheques, and cash at banks with an initial remaining time to maturity of a maximum of three months and are reported under cash and cash equivalents. They are measured mark to market as of the balance sheet date.

Liabilities
Liabilities are shown at amortised cost. Foreign currency liabilities are valued at the foreign currency offer price at the balance sheet date. Write-ups and write-downs resulting from the valuation of foreign currency liabilities are booked through the income statement.

Derivative financial instruments
Derivative financial instruments that do not satisfy the criteria for hedge accounting laid down in IAS 39 are classified as held for trading pursuant to IAS 39. Financial assets carried at fair value through profit and loss are recognised at fair value in the balance sheet while gains and losses are recognised through the income statement.

Cash flow hedge
In order to minimise the risk of fluctuations with respect to payments received in the future, expected foreign currency income in US dollars for the following financial year is hedged in the PALFINGER Group by means of forward currency contracts. The special hedge accounting principles as stipulated by IAS 39 are applied to ensure compensation on an accrual basis for the effects of hedged transactions and the hedging instrument in the income statement. The market value of forward contracts arising from the valuation of forward contracts at the balance sheet date after deduction of deferred taxes is reported in equity in the balance sheet as a reserve according to IAS 39. The reserve will be reversed to income in line with future proceeds generated in the relevant financial year.

LONG-TERM EMPLOYEE BENEFITS

Defined benefit plans

Defined benefit plans apply to pension commitments in Austria and Germany.

Employees whose employment contract is governed by Austrian law and whose employment status started before 1 January 2003 are entitled to a severance payment if their contract is terminated by the employer or if they leave the company early for good cause, provided that their employment lasted for three years without interruptions. In addition, if their employment lasted for at least ten years, they are entitled to a severance payment upon any kind of termination of employment when they have reached the statutory pensionable age. The amount of the severance payment depends on the amount of the remuneration paid at the time of termination and the length of service. In addition, collective bargaining agreements provide for anniversary bonuses to be paid mainly to employees of Austrian and Slovenian companies depending on their years of service.

Provisions for pensions and other post-retirement benefits as well as for severance payments and anniversary bonuses are valued using the projected unit credit method. Under this method anticipated benefits are distributed over the working lifespan of the employees until retirement. Anticipated future salary increases are taken into account. The amounts of the provisions are determined on the basis of an actuarial opinion prepared by an actuary as of the balance sheet date.

Actuarial gains and losses are recognised directly in equity if they relate to provisions for pensions and other post-retirement benefits or for severance payments and in the income statement if they relate to provisions for anniversary bonuses.

Defined contribution plans

Defined contribution plans have been introduced at various group companies on the basis of statutory obligations. In addition, individual pension agreements have been entered into. Contributions to such defined contribution plans are recognised as expenses in the period for which they are paid.

OTHER PROVISIONS

Other provisions were formed to reflect the level of uncertain liabilities, recognising the amount associated with the highest level of probability of occurrence.

INCOME TAX

Tax receivables and tax liabilities are offset when they relate to the same tax authority and the Company has a right to offset the items.

Deferred tax is calculated according to the liability method, using the tax rate that will be applicable during the period in which the realisation of the deferred tax is expected to take place.

According to the liability method, deferred tax is reported on temporary differences between the amounts recognised under IFRS and those recognised in the tax balance sheet as well as on tax-loss carry forwards. Temporary differences are reported whenever they give rise to deferred tax liabilities. Deferred tax assets are only recognised if it is probable that the relevant tax benefits will actually be realised.

Deferred tax is calculated using the tax rate expected to apply at the balance sheet date when the temporary differences reverse. As a rule, all changes in deferred taxes result in deferred tax expense and/or gain. Deferred taxes on items directly reported in equity are directly recognised in equity.

RECOGNITION OF REVENUES AND EXPENSES

Revenues arising from the provision of goods and services are realised when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Revenues from the provision of services refer to short-term services which are recognised when the service is rendered.

Operating expenses are recognised when the service is rendered or a delivery is received, or at the time the expenses are incurred.

STOCK OPTION PROGRAMME

PALFINGER AG operates a stock option programme in the form of an equity-settled plan for members of the Management Board. Each stock option may be exercised in exchange for four shares. The objective of the programme is to link the amount of remuneration directly to long-term operating performance. Thus management should be more willing to align its objectives with those of the shareholders of the Company and have a share in the success of the Company.

In order to be eligible to exercise stock options, a participant in the plan must have been in uninterrupted employment with the Company or a company forming part of the PALFINGER Group not only at the time of exercise but also during a period of at least three years preceding the time of exercise. Furthermore, the average EBT ratio (ratio of earnings before taxes to revenues) as reported in the consolidated financial statements of PALFINGER AG must have been at least five percent for each of the three balance sheet dates preceding the date the option is exercised.

The maximum number of shares available for subscription is equivalent to the number of options issued. If the EBT ratio is less than five percent, no options may be exercised and there is no entitlement to subscription. If the EBT ratio is five percent, the entitled person enjoys the right to exercise 25 percent of his or her stock options at the relevant exercise date. If the EBT ratio exceeds five percent, the number of stock options to be exercised by a person at the relevant exercise date rises in linear progression.

Wolfgang Anzengruber's resignation from the Management Board as of the end of August 2008 led to the lapse of 10,000 stock options.

With exercise notice of 10 April 2008, Eduard Schreiner exercised his options and was granted 24,000 shares from PALFINGER AG's holding of own shares at a subscription price of EUR 3.82 per share.

With exercise notice of 2 April 2007, Wolfgang Anzengruber exercised his option and was granted 10,000 shares from PALFINGER AG's holding of own shares at a subscription price of EUR 9.84 per share.

The average share price during the 2008 financial year was EUR 18.31 (previous year: EUR 32.82) per share.

Number of stock options	2008	2007
At 1 Jan	**28,000**	**38,000**
Options exercised	6,000	10,000
Options lapsed	10,000	0
At 31 Dec	**12,000**	**28,000**

The fair value of the options granted is recognised as staff costs and offset against equity. The fair value is determined at the date the option is granted and expensed over a period during which the employees acquire the unconditional entitlement to the options granted (vesting period). An option-pricing model based on binomial methodology is used to determine the fair value of options, taking into account the terms and conditions on which the options were granted. The amount, which is to be reported as an expense, is adjusted to take into account the effect of anticipated staff turnover in order to reflect the expected actual number of options that may be exercised in the future.

	Herbert Ortner	Wolfgang Pilz
Number of stock options	6,000	6,000
Exercise price in EUR after stock split	5.78	5.78
Exercise period within 12 weeks after the Annual General Meeting	2009	2009
Price of a Bermudan option in EUR as of the valuation date*	7.08	7.08
Underlying volatility	28.00%	28.00%
Valuation date	16 April 2004	16 April 2004
Price in EUR at valuation date after stock split	6.93	6.93

* Valuation model used: binomial options pricing-model

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

If the requirements laid down in IFRS 5 are met, an impairment test is carried out. If necessary, the assets are written down to the realisable amount less costs to sell and are then no longer depreciated until the date of sale.

Profits or losses from discontinued operations are recognised in the period in which they arise and reported separately in the income statement as discontinued operations. The income statement of the previous period is adjusted accordingly.

USE OF ESTIMATES

The preparation of the consolidated financial statements requires the use of estimates and assumptions, which may influence the reported values of assets, liabilities, and financial obligations at the balance sheet date, as well as income and expenses of the financial year. Actual results may differ from these estimates. The true and fair view principle is fully applied in the use of all estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed in the following.

Impairment of non-financial assets
The impairment tests performed by PALFINGER regarding goodwill and intangible assets with indefinite useful lives are based on calculations of the value in use for the purpose of which a discounted cash flow model was applied. The recoverable amount strongly depends on the discount rates used under the discounted cash flow model and the expected future cash inflows.

Further details on the impairment of non-financial assets are presented in Note 1, Intangible assets.

Deferred tax assets
Deferred tax assets are reported for all unused tax-loss carry forwards in the amount of taxable income probably available so that the loss carry forwards may actually be used. For the purpose of determining the amount of the deferred tax asset that may be capitalised, material judgments by the management on the anticipated time of occurrence and the amount of the future taxable income as well as on the future tax planning strategies are required.

PALFINGER reported as assets tax-loss carry forwards in the amount of TEUR 35,826 (previous year: TEUR 20,402). These carry forwards related to subsidiaries with a history of losses. Loss carry forwards of TEUR 19,867 (previous year: TEUR 15,561) are not subject to expiry and cannot be offset against taxable income of other Group companies.

Further details on deferred taxes are disclosed in Note 5, Deferred taxes.

Pensions, severance payments, and anniversary bonuses
The expenses for defined benefit plans and statutory obligations upon termination of employment and periods of employment entitling employees to anniversary bonuses are determined on the basis of actuarial calculations. The actuarial assessment is based on assumptions on discount rates, expected income from plan assets, future increases in wages and salaries, mortality, and future increases in pension payments. At every reporting day, these assumptions are reviewed. For the purpose of determining the adequate discount rate, management uses long-term market interest rates. The mortality rate is based on publicly available mortality tables for the respective countries.

The future increases in wages and salaries as well as pension payments are based on the anticipated future inflation rates for the respective countries.

Further details on the assumptions used are presented in Note 21, Non-current provisions.

Useful lives of property, plant, and equipment
In particular the economic useful life of technical plants is influenced by the production system and capacity utilisation. Given the capacity utilisation achieved, it has not been required to report changes in shift systems and capacity utilisation so far.

Development expenditure
Development expenses are capitalised in accordance with the accounting and valuation method presented. The initial capitalisation of these costs is based on the management's assessment that the development's feasibility from a technical and economic point of view is proven. This is usually the case when a product development project has reached a specific milestone of an existing project management model. For the purpose of determining the amount to be capitalised management makes assumptions on the amount of the expected future cash flows from the project, the discount rates to be applied, and the time period in which the expected future benefits are to be received. At 31 December 2008 the carrying amount of the capitalised development expenditure was TEUR 2,111 (previous year: TEUR 0) and included primarily development services in the RAILWAY business as well as in the newly acquired access platform area.

Provisions for guarantee and warranty expenses
When forming provisions for guarantee and warranty expenses, guarantee and warranty obligations are taken into consideration using a standardised method. This method is influenced considerably by the time of occurrence of the warranty claim, specific product replacement campaigns, refund quotas of suppliers, developments of the revenue subject to warranty, and assumptions of gross profit margins on the basis of the implemented warranty process.

In the 2008 financial year the provisions for guarantee and warranty expenses amounted to TEUR 13,535 (previous year: TEUR 11,432).

Measurement of receivables
Besides standardised measurement of receivables on the basis of experience regarding days overdue and country risk, the probability of receiving payment is taken into consideration by means of specific bad-debt allowances. In doing so, primarily previous experience with the respective customers, their creditworthiness, and available collateral, if any, is taken into account.

In the 2008 financial year bad-debt allowances in the amount of TEUR 5,005 (previous year: TEUR 3,649) were reported.

Measurement of inventories
A standardised obsoleteness measurement method was implemented in order to allow for the risk of obsoleteness. This method does not only consider actual and planned consumption but also minimum inventories, determinations of days stock on hand, and alternative uses of materials.

CAPITAL CONTROL

As far as net debt is concerned the capital management of PALFINGER is to a large extent controlled centrally by Corporate Treasury.

The objectives include guaranteed liquidity in support of business operations, an efficient use of banking, and financial services and limiting financial risks while optimising revenue and costs. Central synergy effects and local opportunities are taken into consideration as well.

PALFINGER controls its capital structure and makes adjustments taking into consideration the change in economic framework conditions. In order to maintain this capital structure, a consistent dividend policy is pursued which is based on the consolidated net profit for the year after minority interests. As a guideline a distribution rate of approximately one third is assumed.

In the financial year under review, long-term credit lines were agreed with several banking partners in order to fund investments in existing sites as well as acquisitions. When agreeing on these credit lines, special attention was paid to their long-term availability. The aim of these credit limits is to guarantee a flexible utilisation and repayment of the loans. Their long-term nature guarantees that funds may also be borrowed at pre-defined terms and conditions in the future.

PALFINGER monitors its capital using the gearing ratio, which corresponds to the ratio of net debt and total equity. Net debt includes non-current and current financial assets and the cash holdings as well as non-current and current financial liabilities. Equity corresponds to the equity reported according to IFRS. The investments and acquisitions made during the year caused the gearing ratio to increase from 26.7 percent in 2007 to 53.8 percent in 2008.

CHANGES IN ACCOUNTING AND VALUATION METHODS

The following new IFRIC interpretations and IFRS and the following revised IAS, whose application was mandatory for the first time in the financial year 2008, as well as the application of IFRS 8 ahead of time, resulted in changes in the consolidated financial statements of PALFINGER AG and/or clarifications of facts relevant for the Group. These changes did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods. No material changes in accounting and valuation methods other than those mentioned herein were made.

In accordance with the management approach under **IFRS 8 Operating Segments**, financials were presented for the three segments CRANES, HYDRAULIC SYSTEMS & SERVICES, and VENTURES. The segment VENTURES was added to the previous secondary segmentation. The disclosures for these segments are based on the information that is used internally by management in evaluating segment performance and deciding how to allocate resources. The values of the previous periods were modified accordingly.

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions, IFRIC 12 – Service Concession Agreements, and **IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction** do not have any effect on PALFINGER.

The following IFRIC interpretations and IFRS that might be of relevance for PALFINGER but whose application is not mandatory were not applied ahead of time. PALFINGER does not expect the first application of these standards and interpretations in the future to have any material impact on the Group's financial position and financial performance.

In January 2008 the IASB issued an amendment to **IFRS 2 Share-based Payment**. The revised standard clarifies that vesting conditions are service conditions and performance conditions only. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The application of this revised standard is mandatory for financial years beginning on or after 1 January 2009.

The revised version of **IAS 1 Presentation of Financial Statements**, which was issued by the IASB in September 2007 and is mandatory for all financial years starting on or after 1 January 2009, is aimed at improving users' ability to analyse and compare the information given in the financial statements.

In March 2007 the IASB issued a revised version of **IAS 23 Borrowing Costs**, which is compulsory for financial years beginning on or after 1 January 2009. According to this standard borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset should be capitalised as part of the cost of the asset. The current option of immediately recognising borrowing costs as an expense will be discontinued.

In June 2007 the IFRIC published **IFRIC 13 Customer Loyalty Programmes**. According to this interpretation loyalty award credits granted to customers are to be accounted for as a separate component of the sales transaction in the course of which they were granted. Part of the fair value of the consideration received is allocated to the entitlement to the loyalty award and reported as deferred revenue.

The following new IFRIC interpretations and IFRS and the following revised IAS that might be of relevance for PALFINGER have been issued but not yet endorsed by the European Commission. For this reason, they are not relevant for these consolidated financial statements. For the time being, PALFINGER does not expect the application of these revised standards and interpretations, provided that they are endorsed by the EU in that form, to have any material impact on PALFINGER's financial position and financial performance.

In July 2008 the IASB issued an amendment to **IAS 39 Eligible Hedged Items – Amendment to IAS 39 Financial Instruments: Recognition and Measurement**. This amendment specifies the application of the basic principles of hedge accounting in two particular situations – the designation of inflation risks in a financial hedged item and the designation of a one-sided risk in a hedged item. This amendment will have to be applied mandatorily with retrospective effect to all financial years beginning on or after 1 July 2009.

In May 2008 the IASB issued the first collective standard **Improvements to IFRS** to implement minor changes in existing standards. The standard is subdivided into two sections and contains changes to 20 IFRS. The first section provides changes that could affect presentation, recognition or measurement. In the second section changes in wording or editorial corrections are listed. Unless otherwise indicated in the respective standard, the changes will have to be applied starting from financial years beginning on or after 1 January 2009.

In February 2008 the IASB issued a revised standard regarding **IAS 32 Financial Instruments: Presentation** and **IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation**. The changes concern primarily the classification of certain types of financial instruments as equity or liabilities. Furthermore, the revised standard calls for additional disclosure in the notes regarding the financial instruments concerned. The application of the changes is mandatory for financial years beginning on or after 1 January 2009.

In January 2008 the IASB issued a revised version of **IFRS 3 Business Combinations** and **IAS 27 Consolidated and Separate Financial Statements**. The major change concerns the recognition of acquisitions of less than 100 percent of the shares in a company. The option to recognise the goodwill from an acquisition under the full goodwill method, i.e. including the amount of the share allocable to the minority shareholders. In addition, acquisitions and/or partial sales of shares without loss of control are to be reported in the balance sheet as transactions between shareholders. The full incidental acquisition costs are to be reported as expenses. The revised standards have to be applied to business combinations taking place in financial years beginning on or after 1 July 2009.

NOTES TO THE CONSOLIDATED BALANCE SHEET

(1) Intangible assets

The changes in intangible assets were as follows:

TEUR	Goodwill	Intangible assets with indefinite useful lives	Development expenditure	Brands, customer base, and orders on hand	Other intangible assets	Prepayments	Total
Acquisition cost							
At 1 Jan 2007	**16,286**	**0**	**0**	**16,741**	**10,644**	**445**	**44,116**
Change in scope of consolidation	14,042	5,840	0	6,047	626	10	**26,565**
Additions	0	0	0	0	1,595	0	**1,595**
Additional capitalisation	0	0	0	3,166	0	0	**3,166**
Disposals	0	0	0	0	(1,523)	(432)	**(1,955)**
Reclassifications	0	0	0	0	173	1	**174**
Foreign currency translation	(11)	0	0	(796)	5	0	**(802)**
At 31 Dec 2007	**30,317**	**5,840**	**0**	**25,158**	**11,520**	**24**	**72,859**
At 1 Jan 2008	**30,317**	**5,840**	**0**	**25,158**	**11,520**	**24**	**72,859**
Change in scope of consolidation	11,531	2,575	1,346	3,828	1,154	0	**20,434**
Additions	0	0	765	0	1,396	21	**2,182**
Disposals	0	0	0	0	(2,682)	0	**(2,682)**
Reclassifications	0	0	0	0	286	(10)	**276**
Foreign currency translation	2	(190)	0	(4,481)	(211)	0	**(4,880)**
At 31 Dec 2008	**41,850**	**8,225**	**2,111**	**24,505**	**11,463**	**35**	**88,189**
Accumulated amortisation and impairment							
At 1 Jan 2007	**0**	**0**	**0**	**4,308**	**8,388**	**0**	**12,696**
Change in scope of consolidation	0	0	0	0	566	0	**566**
Amortisation	0	0	0	1,832	1,249	0	**3,081**
Disposals	0	0	0	0	(1,523)	0	**(1,523)**
Reclassifications	0	0	0	0	35	0	**35**
Foreign currency translation	0	0	0	(51)	(1)	0	**(52)**
At 31 Dec 2007	**0**	**0**	**0**	**6,089**	**8,714**	**0**	**14,803**
At 1 Jan 2008	**0**	**0**	**0**	**6,089**	**8,714**	**0**	**14,803**
Change in scope of consolidation	0	0	0	0	180	0	**180**
Amortisation	0	0	0	3,761	1,276	0	**5,037**
Impairment	0	0	0	5,998	0	0	**5,998**
Disposals	0	0	0	0	(2,215)	0	**(2,215)**
Reclassifications	0	0	0	0	89	0	**89**
Foreign currency translation	0	0	0	(2,510)	(111)	0	**(2,621)**
At 31 Dec 2008	**0**	**0**	**0**	**13,338**	**7,933**	**0**	**21,271**
Carrying amounts at 31 Dec 2007	**30,317**	**5,840**	**0**	**19,069**	**2,806**	**24**	**58,056**
Carrying amounts at 31 Dec 2008	**41,850**	**8,225**	**2,111**	**11,167**	**3,530**	**35**	**66,918**

Goodwill

Reported goodwill resulting from business combinations pertains to the following cash-generating units:

TEUR	31 Dec 2008	31 Dec 2007
CRANES	1,321	1,319
HYDRAULIC SYSTEMS & SERVICES	40,529	28,998
Total	**41,850**	**30,317**

CRANES

The recoverable amount of the CRANES cash-generating unit was determined by calculating a value in use on the basis of an estimate of the future cash flows. Cash flow projections were based on the financial budgets prepared by management for a period of three years. The underlying amounts were lower than the financial budgets approved by Group management and therefore take into account an adequate deduction for risk in the cash flows. The pre-tax discount rate, applied to the future cash flows, was 15.4 percent. The cash flows after this three-year period were extrapolated without a growth rate.

The break-even interest rate of the CRANES cash-generating unit is at 17.5 percent.

Management is of the opinion that no potential change, deemed reasonably possible, in the basic assumptions made to determine the value in use of the CRANES cash-generating unit could result in a significantly higher carrying amount of the cash-generating unit than its recoverable amount.

HYDRAULIC SYSTEMS & SERVICES

The recoverable amount of the HYDRAULIC SYSTEMS & SERVICES cash-generating unit was also determined by calculating a value in use on the basis of an estimate of the future cash flows, made by management for a period of three years according to the principles mentioned above. The pre-tax discount rate applied to cash flow projections was 6.7 percent.

When performing the annual impairment test on the basis of medium-term corporate planning by taking into account discounts for risks, no need for impairment was determined. The break-even interest rate of the HYDRAULIC SYSTEMS & SERVICES cash-generating unit is 7.9 percent.

The assumptions underlying the calculation of the values in use of the two cash-generating units contain estimation uncertainties. Gross profit margins are determined by using those amounts that are integrated into the budgets based on the experience of the current year. In the HYDRAULIC SYSTEMS & SERVICES cash-generating unit the effectiveness of turnaround projects must be taken into consideration. Discount rates reflect the expected returns allocated to the segments, based on the WACC of the previous year and/or the total interest yield expectations of the Group. Assumptions on the development of the market are necessary since especially in 2008 management had to take into account the uncertain overall economic development.

Intangible assets with indefinite useful lives
In the course of the preliminary purchase price allocation for Omaha Standard, Inc. and FTEC, Inc. an amount of TEUR 2,575 was capitalised for the dealer network and the OMAHA brand (CRANES segment). Following the final purchase price allocation of the MBB Group, an amount of TEUR 5,840 was capitalised for the MBB brand in 2007 (HYDRAULIC SYSTEMS & SERVICES segment).

Development expenditure
In the 2008 financial year PALFINGER capitalised development expenditure in the amount of TEUR 765 (previous year: TEUR 0) as internally generated intangible assets. In addition, TEUR 1,346 in product developments that can be capitalised were identified in the course of the preliminary purchase price allocation of the WUMAG ELEVANT unit.

In the 2008 financial year research and development expenses amounted to TEUR 11,560 (previous year: TEUR 13,692), corresponding to 1.5 percent (previous year: 2.0 percent) of total revenues.

Brands, customer base, and orders on hand
In the course of the preliminary allocation of the purchase price for the WUMAG ELEVANT unit as well as for Omaha Standard, Inc. and FTEC, Inc. TEUR 3,828 were capitalised in orders on hand, customer base, and the WUMAG and ELEVANT brands.

In the course of the final purchase price allocation for the MBB Group in 2007, an amount of TEUR 6,047 was capitalised for the customer base and know-how. In 2008 an impairment loss in the amount of TEUR 1,536 was recognised for the customer base and the know-how.

The customer base of Ratcliff Palfinger Ltd., Great Britain, was tested for impairment, and – due to the lower value in use – an impairment loss of TEUR 4,462 was recognised. The lower value in use is based on a decline in spare parts revenues as a consequence of the economic development in Great Britain of new business and changes in the product mix of new orders. It is also expected that price increases in external purchases will no longer be passed on to customers to the same extent in order to remain competitive.

Other intangible assets
Investment in other intangible assets amounted to TEUR 1,396 (previous year: TEUR 1,595) for concessions, patents, and licences.

(2) Property, plant, and equipment

Changes in property, plant, and equipment were as follows:

TEUR	Land and buildings	Undeveloped land	Plant and machinery	Other plant, fixtures, fittings, and equipment	Prepayments and assets under construction	Total
Acquisition cost						
At 1 Jan 2007	**80,615**	**1,410**	**62,616**	**22,254**	**10,468**	**177,363**
Change in scope of consolidation	920	0	4,667	2,380	16	**7,983**
Additions	12,139	2,020	15,612	10,673	21,000	**61,444**
Additional capitalisation	0	0	108	26	0	**134**
Government grants	(417)	0	(316)	0	0	**(733)**
Disposals	(1,409)	0	(6,733)	(4,936)	(721)	**(13,799)**
Reclassifications	4,007	0	9,951	826	(14,958)	**(174)**
Reclassifications to held for sale	(3,499)	0	0	0	0	**(3,499)**
Foreign currency translation	446	17	77	(14)	14	**540**
At 31 Dec 2007	**92,802**	**3,447**	**85,982**	**31,209**	**15,819**	**229,259**
At 1 Jan 2008	**92,802**	**3,447**	**85,982**	**31,209**	**15,819**	**229,259**
Change in scope of consolidation	18,147	0	9,927	2,044	295	**30,413**
Additions	17,544	796	15,231	5,630	7,314	**46,515**
Government grants	0	0	(440)	(151)	(39)	**(630)**
Disposals	(257)	(254)	(3,557)	(1,253)	(1)	**(5,322)**
Reclassifications	8,097	(1,090)	6,084	591	(15,492)	**(1,810)**
Foreign currency translation	(2,836)	(49)	(2,976)	(450)	(151)	**(6,462)**
At 31 Dec 2008	**133,497**	**2,850**	**110,251**	**37,620**	**7,745**	**291,963**
Accumulated depreciation and impairment						
At 1 Jan 2007	**27,500**	**0**	**36,794**	**14,939**	**0**	**79,233**
Change in scope of consolidation	98	0	2,559	1,548	0	**4,205**
Depreciation	2,826	0	6,869	2,862	0	**12,557**
Write-ups	(1,755)	0	0	0	0	**(1,755)**
Additional capitalisation	0	0	116	28	0	**144**
Disposals	(1,011)	0	(6,548)	(4,739)	0	**(12,298)**
Reclassifications	(328)	0	30	263	0	**(35)**
Reclassifications to held for sale	(2,886)	0	0	0	0	**(2,886)**
Foreign currency translation	162	0	(28)	(30)	0	**104**
At 31 Dec 2007	**24,606**	**0**	**39,792**	**14,871**	**0**	**79,269**
At 1 Jan 2008	**24,606**	**0**	**39,792**	**14,871**	**0**	**79,269**
Change in scope of consolidation	1,141	0	3,091	646	0	**4,878**
Depreciation	3,280	0	10,108	3,768	0	**17,156**
Impairment	0	0	113	0	0	**113**
Disposals	(160)	0	(2,329)	(986)	0	**(3,475)**
Reclassifications	(402)	0	100	(200)	0	**(502)**
Foreign currency translation	(1,516)	0	(1,882)	(300)	0	**(3,698)**
At 31 Dec 2008	**26,949**	**0**	**48,993**	**17,799**	**0**	**93,741**
Carrying amounts at 31 Dec 2007	**68,196**	**3,447**	**46,190**	**16,338**	**15,819**	**149,990**
Carrying amounts at 31 Dec 2008	**106,548**	**2,850**	**61,258**	**19,821**	**7,747**	**198,224**

The carrying amounts reported represent carrying amounts depreciated through use, which are acquisition costs minus accumulated depreciation. The net value of property, plant, and equipment in the amount of TEUR 198,224 (previous year: TEUR 149,990) rose by TEUR 48,234 or 32.16 percent compared to 2007.

In the 2008 financial year investment in property, plant, and equipment totalled TEUR 46,515 (previous year: TEUR 61,444). Additions resulted from rationalisation and expansion investments made at production sites.

According to IAS 20, government grants in the amount of TEUR 630 (previous year: TEUR 733) were presented as reductions of cost in the 2008 financial year. Government grants are subject to certain obligations, which are currently fulfilled.

Land and buildings reflected the real estate values of developed properties amounting to TEUR 13,501 (previous year: TEUR 8,314).

Prepayments and assets under construction were reported at cost and represented assets which were under construction as of the balance sheet date, totalling TEUR 7,719 (previous year: TEUR 15,782).

(3) Investment property
Investment property held by the Group was as follows:

TEUR	2008	2007
Acquisition cost		
At 1 Jan	**0**	**0**
Reclassifications	2,146	0
At 31 Dec	**2,146**	**0**
Accumulated depreciation and impairment		
At 1 Jan	**0**	**0**
Depreciation	66	0
Impairment	300	0
Reclassifications	645	0
At 31 Dec	**1,011**	**0**
Carrying amounts at 31 Dec	**1,135**	**0**

Of the entire investment property, the business site at Rijeka, Croatia, was leased to a related party.

Following an impairment test, the residential building of the Weng property in Austria was impaired in the amount of TEUR 300. The earning rate of the residential building was calculated on the basis of an expert opinion, prepared internally, by putting the full occupancy rental rate in proportion to the existing long-standing leases.

As of 31 December 2008 the fair value of investment property, determined by expert opinions prepared internally, amounted to TEUR 1,591 (previous year: TEUR 0).

Rental income from the lease of investment property amounted to TEUR 138 (previous year: TEUR 0), and directly attributable operating expenses were TEUR 72 (previous year: TEUR 0).

(4) Investments in associated companies
The names of the companies included in the consolidated financial statements using the equity method are stated in the attached statement of investments.

TEUR	2008	2007
At 1 Jan	**11,951**	**8,054**
Additions	124	0
Share in the net profit or loss for the period	4,666	5,755
Dividends	(2,963)	(1,564)
Foreign currency translation	(145)	(45)
Change in consolidation method	0	(249)
At 31 Dec	**13,633**	**11,951**

Star Palfinger Equipment India Pvt. Ltd., India, was founded on 15 May 2008. Due to local statutory regulations, the local financial statements will be prepared as of 31 March.

With the acquisition of the remaining 80 percent in Palfinger proizvodna tehnologija Hrvatska d.o.o., Croatia, during the 2007 financial year, full consolidation replaced consolidation using the equity method. In accordance with IFRS 3 a revaluation of net assets was made and, on this basis, the goodwill for this transaction was determined separately.

The shares in the net profit or loss for the period of Palfinger France S.A., France, and Palfinger Southern Africa (Pty) Ltd., South Africa, are preliminary results. Any differences between preliminary results and actual results will be adjusted in the consolidated income statement for 2009.

The tables below contain a summarised schedule of the financials for the associated companies included according to the equity method. In each case the information given refers to 100 percent and not the share held by PALFINGER in the associated companies.

TEUR	31 Dec 2008	31 Dec 2007
Non-current assets	4,900	4,478
Current assets	56,174	47,585
Non-current liabilities	746	787
Current liabilities	32,098	26,101

TEUR	Jan–Dec 2008	Jan–Dec 2007
Revenue	128,304	105,282
Profit after income tax	9,892	7,423

(5) Deferred taxes

Deferred taxes comprised the following:

TEUR	31 Dec 2008	31 Dec 2007
Deferred tax assets		
Non-current assets		
Intangible assets	104	233
Property, plant, and equipment	341	212
Non-current financial assets	6,033	5,180
Other non-current assets	107	0
	6,585	**5,625**
Current assets		
Inventories	1,486	1,113
Trade receivables	312	0
Other current assets	505	1,753
	2,303	**2,866**
Non-current liabilities		
Non-current financial liabilities	587	650
Non-current provisions	3,395	4,890
Other non-current liabilities	27	0
	4,009	**5,540**
Current liabilities		
Current financial liabilities	497	974
Current provisions	2,268	1,988
Trade payables and other current liabilities	367	306
	3,132	**3,268**
	16,029	**17,299**
Deferred tax liabilities		
Non-current assets		
Intangible assets	(6,535)	(6,897)
Property, plant, and equipment	(5,707)	(3,508)
Investment property	(21)	0
	(12,263)	**(10,405)**
Current assets		
Inventories	(93)	(205)
Trade receivables	(41)	0
Other current assets	(364)	(544)
	(498)	**(749)**
Non-current liabilities		
Non-current financial liabilities	(370)	(474)
Non-current provisions	(141)	(9)
	(511)	**(483)**
Current liabilities		
Current financial liabilities	(16)	(269)
Current provisions	(401)	(830)
Trade payables and other current liabilities	(5)	0
	(422)	**(1,099)**
	(13,694)	**(12,736)**
Deferred tax assets on loss carry forwards	**9,078**	**5,985**
Deferred taxes	**11,413**	**10,548**
thereof		
deferred tax assets	21,557	19,663
deferred tax liabilities	(10,144)	(9,115)

Deferred tax assets amounted to TEUR 21,557 (previous year: TEUR 19,663). TEUR 9,078 (previous year: TEUR 5,985) of this amount were deferred tax assets recognised on tax-loss carry forwards, and deferred taxes directly recognised in equity amounted to TEUR 341 (previous year: TEUR 1,251).

Deferred tax liabilities in the amount of TEUR 10,144 (previous year: TEUR 9,115) included TEUR 117 (previous year: TEUR 137) of deferred taxes directly recognised in equity.

The following table presents deferred taxes broken down by country:

TEUR	31 Dec 2008	31 Dec 2007
Austria	8,194	7,884
Brazil	1,072	1,547
Bulgaria	116	104
Canada	836	590
China	92	50
Croatia	169	150
France	396	1,603
Germany	(148)	53
Great Britain	(717)	(2,614)
Italy	8	15
Singapore	(2)	0
Slovenia	361	420
USA	1,036	746
Total	**11,413**	**10,548**

Tax-loss carry forwards comprised the following:

	Non-capitalised loss carry forwards		Capitalised loss carry forwards	
TEUR	31 Dec 2008	31 Dec 2007	31 Dec 2008	31 Dec 2007
Loss carry forwards subject to expiry				
within two years	0	0	0	668
within five years	0	867	1,507	0
in more than five years	0	0	14,452	4,173
Loss carry forwards not subject to expiry	9,151	11,748	19,867	15,561
Total	**9,151**	**12,615**	**35,826**	**20,402**

In the 2008 financial year an impairment loss in the amount of TEUR 2,250 (previous year: TEUR 0) was recognised on deferred taxes on loss carry forwards.

(6) Non-current financial assets

Non-current financial assets comprised the following:

TEUR	31 Dec 2008	31 Dec 2007
Loans	336	0
Other interests	2	0
Securities	1,022	550
Total	**1,360**	**550**

Loans in the amount of TEUR 336 (previous year: TEUR 0) related to the long-term portion of a loan granted to a related party of TEUR 1,759 (previous year: 0 TEUR). The loan is collateralised by a 66.67-percent interest of Palfinger Southern Africa (Pty) Ltd., South Africa.

Securities comprise shares in investment funds and bonds. The performance of securities is illustrated in Note 17, Valuation reserves pursuant to IAS 39.

(7) Other non-current assets

Other non-current assets were the following:

TEUR	31 Dec 2008	31 Dec 2007
Employer's pension liability insurance contributions	2,231	2,141
Deferred expenses	22	17
Miscellaneous other non-current assets	25	24
Total	**2,278**	**2,182**

Employer's pension liability insurance contributions pertain to repurchase rights for life insurance policies which do not meet the offsetting criteria in accordance with IAS 19.

(8) Inventories

Inventories comprise the following:

TEUR	31 Dec 2008	31 Dec 2007
Materials and production supplies	87,751	59,123
Work in progress	52,117	30,687
Finished goods and goods for resale	44,563	61,769
Prepayments	1,181	315
Total	**185,612**	**151,894**

Materials and production supplies were valued at the moving average cost method. Besides direct materials and manufacturing costs, work in progress and finished goods also contain appropriate shares of materials and manufacturing overheads as well as administrative expenses relating to manufacturing.

(9) Trade receivables

Trade receivables include receivables from associated companies in the amount of TEUR 9,949 (previous year: TEUR 5,658).

Based on experience, allowances for doubtful debts were made in the amount of TEUR 5,005 (previous year: TEUR 3,649) to take into account insolvency risks. These allowances were the following:

	Specific bad-debt allowances		Bad-debt allowances calculated on a lump-sum basis	
TEUR	2008	2007	2008	2007
At 1 Jan	**3,127**	**3,264**	**522**	**478**
Change in scope of consolidation	32	264	122	13
Allocation	1,032	1,913	1,459	160
Use	(1,681)	(371)	0	0
Reversal	(299)	(1,679)	(279)	(137)
Foreign currency translation	606	(264)	364	8
At 31 Dec	**2,817**	**3,127**	**2,188**	**522**

(10) Other current assets

Other current assets are illustrated in the following table:

TEUR	31 Dec 2008	31 Dec 2007
Receivables from derivative financial instruments	144	917
Receivables relating to social security and other taxes	10,781	7,515
Other receivables	4,951	3,065
Deferred expenses	1,479	1,957
Securities	69	82
Total	**17,424**	**13,536**

(11) Cash and cash equivalents

Cash in hand and cash at bank are included in the item funds recognised in the consolidated cash flow statement.

TEUR	31 Dec 2008	31 Dec 2007
Cash in hand	468	860
Cash at bank	8,628	1,699
Total	**9,096**	**2,559**

(12) Non-current assets held for sale

As of 15 July 2008 the company buildings located on the Weng property, Austria, were sold to a related party. The residential building was reclassified as investment property in the third quarter 2008.

(13) Share capital

The Company's share capital is divided into 35,730,000 (previous year: 37,135,000) no-par-value shares. All shares issued have been paid up in full.

In the 2007 financial year the share capital of PALFINGER AG was increased by TEUR 18,567 from previously TEUR 18,568 to TEUR 37,135 by means of a conversion of the corresponding partial amount of the appropriated additional paid-in capital recorded in the financial statements as of 31 December 2006 pursuant to the provisions of the (Austrian) Act on Capital Adjustments (Kapitalberichtigungsgesetz). According to the resolution passed at the Annual General Meeting of 28 March 2007 no additional no-par-value bearer shares were issued.

As resolved by the Annual General Meeting of 26 March 2008, the simplified decrease of the issued share capital of PALFINGER AG pursuant to sec. 192 para. 3 (2) and sec. 192 para. 4 of the (Austrian) Companies Act (AktG) by TEUR 1,405, from TEUR 37,135 to TEUR 35,730, by cancelling 1,405,000 own shares, was carried out with effect as of 28 May 2008. PALFINGER will retain the remaining own shares and use them for purposes of stock option programmes.

As of 29 June 2007 the four-for-one stock split resolved upon at the Annual General Meeting of 28 March 2007 was implemented, resulting in an increase in no-par-value shares from previously 9,283,750 to 37,135,000.

(14) Additional paid-in capital

In the 2008 financial year additional paid-in capital decreased from TEUR 35,190 to TEUR 30,137 as a result of the simplified capital decrease.

(15) Treasury stock

As of 31 December 2008 holdings of treasury stock amounted to 376,000 shares (previous year: 1,805,000 shares). This change results from the simplified capital decrease and the transfer of shares associated with the approved stock option programme.

Shares	2008	2007
At 1 Jan	**1,805,000**	**461,411**
Exercise of stock option	(24,000)	(10,000)
Compensation of minority shareholder	0	(161)
Simplified capital decrease	(1,405,000)	0
	376,000	451,250
4-for-1 stock split as of 29 June 2007		1,805,000
At 31 Dec	**376,000**	**1,805,000**

(16) Retained earnings

Retained earnings comprise actuarial gains and losses in accordance with IAS 19, reserves for stock options pursuant to IFRS 2, the consolidated net profit for the period and accumulated results from previous years.

Actuarial gains and losses in accordance with IAS 19

Actuarial gains and losses in accordance with IAS 19 are directly recognised in equity to the full extent in the period in which they are incurred.

TEUR	2008	2007
At 1 Jan	**(2,965)**	**(782)**
Actuarial gains (+)/losses (–)	2,876	(2,924)
Deferred taxes thereon	(728)	741
At 31 Dec	**(817)**	**(2,965)**

Reserve pursuant to IFRS 2

The fair value of the options granted within the framework of the stock option programme is recognised as staff costs over the vesting period. The reserve pursuant to IFRS 2 reflects accumulated staff costs up to 31 December 2008. When the stock options are exercised or expire, they will be set off against retained earnings.

The reserve pursuant to IFRS 2 is as follows:

TEUR	2008	2007
At 1 Jan	**143**	**184**
Allocation	33	57
Use	(10)	(98)
Reversal	(83)	0
At 31 Dec	**83**	**143**

Consolidated net profit for the period

The Group generated a net profit for the 2008 financial year in the amount of TEUR 43,853 (previous year: TEUR 73,978).

Earnings per share

Pursuant to IAS 33 earnings per share are calculated by dividing the consolidated net profit for the period by the weighted average number of shares outstanding. In the 2008 financial year the weighted average number of outstanding shares amounted to 35,353,297 shares (previous year: 35,319,617 shares).

On the basis of the consolidated net profit for the period in the amount of TEUR 43,853 (previous year: TEUR 73,978) undiluted earnings per share were EUR 1.24 (previous year: EUR 2.09). Due to the low dilutive effect of the stock option programme, diluted earnings per share were identical with undiluted earnings per share.

Dividend per share

The dividend distribution from the consolidated net profit for the year that will be proposed to the Annual General Meeting on 25 March 2009 is EUR 0.39 (previous year: EUR 0.70) per share or TEUR 13,788 (previous year: TEUR 24,731).

(17) Valuation reserves pursuant to IAS 39

As of 31 December 2008 the reserve pursuant to IAS 39 stood at TEUR – 124 (previous year: TEUR 519). In the 2008 financial year changes in the value of financial instruments that have been taken directly to equity resulted in a decrease of equity by TEUR – 643.

Changes in the value of derivative financial instruments to be used for hedging of future cash flows are taken directly to equity and set off against the cash flow hedging reserve and reported in the statement of changes in equity under reserves pursuant to IAS 39. The cash flow hedging reserve is released to income when the hedged item is settled.

Changes in the value of securities classified as available for sale taken directly to equity are set off against the reserve for securities classified as available for sale. The reserve for securities classified as available for sale will be reversed to income either when the assets are sold or if the fair value of the assets falls below their cost for an extended period of time.

	Cash flow hedge		Securities classified as available for sale	
TEUR	2008	2007	2008	2007
At 1 Jan	519	**776**	0	**0**
Changes of the fair value taken directly to equity	(146)	698	10	0
Deferred taxes thereon	49	(179)	(3)	0
Realised in the income statement	(743)	(1,035)	0	0
Deferred taxes thereon	190	259	0	0
At 31 Dec	(131)	**519**	7	**0**

(18) Foreign currency translation reserve

This item contains differences from the foreign currency translation resulting in the course of the consolidation of foreign subsidiaries with regard to the closing rates and, in the 2008 financial year, resulted in a change of the foreign currency translation reserve to TEUR – 12,104 (previous year: TEUR – 4,923). This corresponds to a change in the amount of TEUR – 7,181.

(19) Minority interests

This item contains minority interests in the equity of fully consolidated companies and primarily includes shareholdings in Palfinger Europe GmbH, EPSILON Kran GmbH, and Madal Palfinger S.A.

With effect as of 17 October 2008 the five-percent minority share in ELEVANT Finance GmbH, Germany, was acquired at a price of TEUR 50. The remaining 23.4 percent in WUMAG MAGEBA GmbH, Germany, was taken over on 12 November 2008 at a purchase price of TEUR 345.

(20) Non-current financial liabilities

Non-current financial liabilities comprise the following:

TEUR	Currency	Average remaining time to maturity	Effective interest rate	31 Dec 2008	31 Dec 2007
Loan					
	EUR	2.5 years	3.0% p.a.	22,559	26,139
	USD	3.5 years	7.3% p.a.	5,131	0
	BRL	3.0 years	14.2% p.a.	5,378	3,539
Finance lease					
	EUR	3.3 years	4.1% p.a.	2,511	2,609
	USD	6.3 years	4.4% p.a.	9,340	6,028
Total				**44,919**	**38,315**

Valuation is performed at amortised cost. Liabilities in foreign currencies were translated at the closing rate.

Deferred interest expenses are contained in other current liabilities.

The effective interest rate is the average interest burden in percent relating to the average carrying amount in the 2008 financial year, after interest and currency hedging have been taken into account. In 2008 this value amounted to 5.2 percent (previous year: 5.2 percent). The fair value of non-current financial liabilities was derived from the market information available on the balance sheet date and corresponds to the carrying amount.

(21) Non-current provisions

The following table shows non-current provisions.

TEUR	31 Dec 2008	31 Dec 2007
Provisions for severance payments	11,000	13,081
Pension provisions	5,092	4,614
Anniversary bonus provisions	2,665	2,885
Other non-current provisions	3,671	523
Total	**22,428**	**21,103**

Pension provisions

PALFINGER is committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions payable after their retirement. The amount of these pensions is calculated on the basis of length of service and remuneration at the time of retirement.

TEUR	31 Dec 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005	31 Dec 2004
Defined benefit obligation	5,160	4,675	2,641	3,114	2,769
Plan assets	(68)	(61)	0	0	0
Pension provisions	**5,092**	**4,614**	**2,641**	**3,114**	**2,769**

TEUR	2008	2007
Defined benefit obligation as of 1 Jan	**4,675**	**2,641**
Change in basis of consolidation	918	2,691
Current service cost	102	85
Interest cost	274	117
Actuarial gains (–)/losses (+)	(472)	(69)
Benefits paid	(337)	(790)
Defined benefit obligation as of 31 Dec	**5,160**	**4,675**

Experience adjustments of pension provisions amounted to TEUR 77 (previous year: TEUR 78).

100 percent of plan assets were composed of employer's pension liability insurance policies for a pension plan in Germany.

TEUR	2008	2007
Plan assets as of 1 Jan	**61**	**0**
Change in basis of consolidation	0	61
Expected return on plan assets	2	0
Actuarial gains (+)/losses (–) on plan assets	0	0
Employer contributions	5	0
Plan assets as of 31 Dec	**68**	**61**

Net pension cost resulting from defined benefit plans are comprised as follows:

TEUR	Jan–Dec 2008	Jan–Dec 2007
Staff cost		
Current service cost	(102)	(85)
Interest income		
Expected return on plan assets	2	0
Interest expense		
Interest cost	(274)	(117)
Net pension cost	**(374)**	**(202)**

Valuation was based on the following parameters:

- Age of retirement: 65 years (previous year: 65 years)
- Interest rate: 6.0 percent p.a. (previous year: 5.0 percent p.a.)
- Pension increase: 1.5 percent p.a. (previous year: 1.5 percent p.a.)

The calculation of pension provisions was performed on 31 December 2008 using actuarial principles and taking into account the calculation rules under IAS 19. The obligations are valued using the projected unit credit method.

The calculations in Austria are based on the earliest possible pensionable age according to the 2004 Pension Reform ([Austrian] Budget Accompanying Act of 2003 [Budgetbegleitgesetz 2003]), taking into consideration transitional regulations. In the case of women entitled to such benefits, the computed pensionable age has been raised in steps corresponding to the (Austrian) Federal Constitutional Act Concerning Different Age Limits for Male and Female Citizens Covered by Social Security (Bundesverfassungsgesetz über unterschiedliche Altersgrenzen von männlichen und weiblichen Sozialversicherten). These bases for calculation were established using Austrian pension tables AVÖ-2008-P (version for salaried employees).

The calculations in Germany are based on the earliest possible pensionable age according to German social security pension insurance, using the mortality tables "Richttafeln 2005 G".

Provision for severance payments
Severance payments are one-time settlements required under labour law, payable on termination of employment by the employer or by mutual agreement or on retirement to employees. They are calculated on the basis of the length of service and the amount of remuneration. The amount of the provisions for severance payments was calculated in accordance with actuarial principles.

TEUR	31 Dec 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005	31 Dec 2004
Defined benefit obligation	11,000	13,081	10,022	9,285	7,709

TEUR	2008	2007
Defined benefit obligation as of 1 Jan	**13,081**	**10,022**
Current service cost	956	772
Interest cost	653	443
Actuarial gains (–)/losses (+)	(2,404)	2,594
Past service cost	105	0
Benefits paid	(1,582)	(750)
Plan settlements	191	0
Defined benefit obligation as of 31 Dec	**11,000**	**13,081**

Experience adjustments of provisions for severance payments amounted to TEUR – 601 (previous year: TEUR 647).

Net cost for severance payments resulting from defined benefit plans are comprised as follows:

TEUR	Jan–Dec 2008	Jan–Dec 2007
Staff cost		
Current service cost	(956)	(772)
Past service cost	(105)	0
Settlement gains (–)/losses (+) recognised	(101)	0
Interest expense		
Interest cost	(653)	(443)
Net cost for severance payments	**(1,815)**	**(1,215)**

Valuation was based on the following parameters:
- Interest rate: 6.0 percent p.a. (previous year: 5.0 percent p.a.)
- Salary increases: 4.5 percent p.a. (previous year: 4.5 percent p.a.)
- Staff turnover discount: 2.0 percent p.a. (previous year: 2.0 percent p.a.)

In the case of employees in Austria whose employment commenced after 1 January 2003 this obligation is transferred to a contribution-based system. These payments, which are made to an external pension fund, are reported as expenses and amount to 1.53 percent of remuneration.

Anniversary bonus provisions
Provisions for anniversary bonuses derived from collective bargaining and/or company agreements were calculated using the same parameters as for the provision for severance payments.

The following table shows anniversary bonus provisions:

TEUR	2008	2007
At 1 Jan	**2,885**	**2,255**
Allocation	0	602
Time value of money	142	100
Use	(63)	(72)
Reversal	(299)	0
At 31 Dec	**2,665**	**2,885**

Other non-current provisions
The changes in other non-current provisions are shown in the following table:

TEUR	2008	2007
At 1 Jan	**523**	**508**
Change in scope of consolidation	270	0
Allocation	3,085	0
Time value of money	16	15
Use	(22)	0
Reversal	0	0
Foreign currency translation	(201)	0
At 31 Dec	**3,671**	**523**

Other non-current provisions mainly include the portion of the purchase price for the acquisition of Omaha Standard, Inc., USA, that has not yet fallen due.

(22) Other non-current liabilities
Other non-current liabilities primarily relate to severance-type obligations as well as performance-related claims by employees of foreign Group companies.

(23) Current financial liabilities

Current financial liabilities are shown in the following table:

TEUR	Currency	Effective interest rate	31 Dec 2008	31 Dec 2007
Overdraft facilities				
	EUR	3.3% p.a.	79,094	16,053
	USD	2.5% p.a.	7,685	6,830
	CAD	4.0% p.a.	1,289	1,585
	BRL	14.2% p.a.	5,685	6,982
	HRK	4.4% p.a.	0	1,349
Export loans				
	EUR	5.2% p.a.	37,500	10,000
Finance lease				
	EUR	4.1% p.a.	444	508
	USD	4.4% p.a.	640	291
Total			**132,337**	**43,598**

(24) Current provisions

Changes in current provisions are illustrated in the following:

TEUR	2008	2007
At 1 Jan	**14,063**	**16,402**
Change in scope of consolidation	2,289	506
Allocation	7,317	12,853
Use	(4,229)	(14,249)
Reversal	(1,052)	(1,737)
Foreign currency translation	998	288
At 31 Dec	**19,386**	**14,063**

Current provisions cover primarily provisions for staff liabilities that have not yet fallen due of TEUR 1,690 (previous year: TEUR 1,528), guarantees and warranties of TEUR 13,535 (previous year: TEUR 11,432), as well as provisions for imminent losses in outstanding contracts of TEUR 401 (previous year: TEUR 86).

(25) Trade payables and other current liabilities

Trade payables and other current liabilities are broken down as follows:

TEUR	31 Dec 2008	31 Dec 2007
Trade payables	62,320	65,036
Liabilities to associated companies	937	888
Prepaid orders	2,351	2,479
Liabilities on accepted bills of exchange	139	392
Liabilities to employees	16,267	17,841
Liabilities relating to social security and other taxes	9,476	8,733
Other liabilities	3,280	3,588
Deferred income	715	319
Total	**95,485**	**99,276**

TEUR 825 (previous year: TEUR 888) of the liabilities due to associated companies in the amount of TEUR 937 (previous year: TEUR 888) resulted from the provision of goods and services.

Liabilities to employees in the amount of TEUR 16,267 (previous year: TEUR 17,841) include deferrals for unused vacation time, incentive bonuses, and compensatory time off, as well as wage and salary expenditures payable.

Other liabilities totalling TEUR 3,280 (previous year: TEUR 3,588) primarily relate to deferrals for premiums and performance-related bonuses.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

(26) Revenue

TEUR	Jan–Dec 2008	Jan–Dec 2007
Domestic sales revenue	62,406	57,922
Export revenue	353,625	390,193
Foreign sales revenue	378,808	247,508
Total	**794,839**	**695,623**

(27) Changes in inventories and own work capitalised

TEUR	Jan–Dec 2008	Jan–Dec 2007
Changes in inventories	(9,970)	11,236
Own work capitalised	821	66
Total	**(9,149)**	**11,302**

Changes in inventories consist of changes in inventories of finished goods and work in progress compared with 2007.

Own work capitalised contains TEUR 765 (previous year: TEUR 0) in development expenditure.

(28) Other operating income

TEUR	Jan–Dec 2008	Jan–Dec 2007
Income from the disposal of intangible assets and property, plant, and equipment	392	166
Income from the write-up of intangible assets and property, plant, and equipment	0	1,755
Exchange rate differences	4,168	180
Miscellaneous other operating income	7,289	9,637
Total	**11,849**	**11,738**

Miscellaneous other operating income of the 2008 financial year includes mainly rental income of TEUR 307 (previous year: TEUR 203), research bonus income of TEUR 1,408 (previous year: TEUR 1,008), income from charges for services of TEUR 1,796 (previous year: TEUR 1,306), insurance income of TEUR 163 (previous year: TEUR 250), as well as income from the sale of advertising media of TEUR 450 (previous year: TEUR 505).

(29) Materials and external services

TEUR	Jan–Dec 2008	Jan–Dec 2007
Cost of materials	(377,896)	(347,746)
Cost of external services	(44,009)	(23,301)
Total	**(421,905)**	**(371,047)**

(30) Staff costs

TEUR	Jan–Dec 2008	Jan–Dec 2007
Wages and salaries	(124,553)	(107,771)
Expenses for severance payments	(3,290)	(1,210)
Pension expenses	(1,364)	(452)
Expenses for statutory social security contributions and other pay-related contributions	(29,754)	(25,817)
Other staff benefits	(8,042)	(5,933)
Total	**(167,003)**	**(141,183)**

Expenses for severance payments include payments made to external severance pay funds for employees in the amount of TEUR 346 (previous year: TEUR 258).

Staff costs of TEUR 33 (previous year: TEUR 57) were reported in the 2008 financial year relating to the granting of stock options as part of the stock option programme and in accordance with IFRS 2.

The increase in staff costs resulted from individual salary increases and salary increases based on collective bargaining agreements as well as from the increase in the number of employees on the Group payroll.

(31) Depreciation, amortisation, and impairment expenses

TEUR	Jan–Dec 2008	Jan–Dec 2007
Depreciation and amortisation	(22,259)	(15,638)
Impairment	(6,411)	0
Total	**(28,670)**	**(15,638)**

Changes in depreciation, amortisation, and impairment are discussed in detail in the sections on intangible assets and property, plant, and equipment.

In the 2008 financial year an impairment loss in the amount of TEUR 4,462 was recognised for the customer base of Ratcliff Palfinger Ltd., Great Britain.

(32) Other operating expenses

TEUR	Jan–Dec 2008	Jan–Dec 2007
Taxes other than those on income	(4,648)	(2,134)
Losses on the disposal of intangible assets and property, plant, and equipment	(116)	(514)
Guarantees and warranties	(17,735)	(14,907)
Trade fairs, distribution, and marketing	(8,402)	(8,009)
Consultancy services	(8,152)	(7,849)
Rentals and leases	(6,958)	(5,152)
Repairs and maintenance	(7,580)	(7,045)
Travel and communications	(9,399)	(8,399)
Losses on receivables and impairment losses	(2,286)	(1,702)
Insurance	(2,825)	(2,255)
Temporary workers and other third-party services	(13,796)	(12,101)
Outgoing freight costs	(13,250)	(11,952)
Commissions	(1,007)	(787)
Miscellaneous other operating expenses	(14,718)	(8,351)
Total	**(110,872)**	**(91,157)**

Miscellaneous other operating expenses primarily comprise office supplies and computer expendables of TEUR 889 (previous year: TEUR 775), the vehicle fleet of TEUR 3,248 (previous year: TEUR 2,510), expenses for the allocation of the provision for legal disputes of TEUR 819 (previous year: TEUR 0), currency translation differences of TEUR 2,746 (previous year: TEUR 23), bank charges of TEUR 379 (previous year: TEUR 300), as well as licences and computer fees of TEUR 1,826 (previous year: TEUR 1,359).

(33) Income from associated companies

TEUR	Jan–Dec 2008	Jan–Dec 2007
Palfinger France S.A.	3,957	5,079
Palfinger proizvodna tehnologija Hrvatska d.o.o. (until 31 July 2007)	0	30
Palfinger Southern Africa (Pty) Ltd.	60	13
Star Palfinger Equipment India Pvt. Ltd.	(124)	0
STEPA Farmkran GmbH	773	633
Total	**4,666**	**5,755**

(34) Interest expense

TEUR	Jan–Dec 2008	Jan–Dec 2007
Interest expense	(6,282)	(3,821)
Interest expense from finance lease	(325)	(503)
Interest component of social capital	(1,061)	(607)
Total	**(7,668)**	**(4,931)**

(35) Other financial expenses
Other financial expenses is primarily composed of exchange rate differences in the amount of TEUR – 2.783 (previous year: TEUR 93).

(36) Income tax expense
The rate of corporation tax applicable to the PALFINGER AG parent company remained at 25 percent, which is the same rate as the previous year.

With the passing of the 2005 Tax Reform Act (Steuerreformgesetz 2005) the Austrian lawmaker enabled companies to establish corporate tax groups. Following the offsetting against loss carry forwards from periods prior to the formation of the groups, taxable results of the companies belonging to the individual groups are assigned to the leading corporation of each tax group. To offset passed-on taxable results, taxes are apportioned – based on the standalone method – according to the group agreements.

TEUR	Jan–Dec 2008	Jan–Dec 2007
Current income tax expense	(16,038)	(24,626)
Income tax expense from previous years	(2,900)	(1,157)
Deferred tax income	3,191	1,459
Total	**(15,747)**	**(24,324)**

An income tax rate of 25 percent was employed for the calculation of tax deferrals for companies based in Austria, and respective local rates were applied for companies located abroad.

The Group's effective tax rate, in other words, the total income tax expense expressed as a percentage of the profit before income tax, was 24.7 percent (previous year: 23.8 percent).

TEUR	Jan–Dec 2008	Jan–Dec 2007
Profit before income tax	63,871	102,392
Income tax expense	(15,747)	(24,324)
Effective tax rate	**24.7%**	**23.8%**

Calculation of the effective tax rate

The difference between the book income tax expense (profit before tax multiplied by the national tax rate of 25 percent) and the effective income tax expense in the 2008 financial year, as shown in the consolidated income statement, is calculated as follows:

TEUR	Jan–Dec 2008	Jan–Dec 2007
Profit before income tax	**63,871**	**102,392**
Tax rate payable by the Group	25.0%	25.0%
Book income tax expense	**15,968**	**25,598**
Tax-reducing factors		
Research and education allowances	(1,494)	(1,064)
Adjustment to foreign tax rates	(1,378)	(578)
Tax rate changes	(276)	(575)
Tax-free income from trade investments	(1,703)	(1,439)
Other tax reduction items	(118)	(2,683)
Loss carry forwards from previous years	(311)	(795)
Income tax income from previous years	(202)	0
Share valuations	(4,502)	0
Tax-increasing factors		
Adjustment to foreign tax rates	1,066	1,157
Tax rate changes	110	858
Non-capitalised loss carry forwards	0	0
Non-tax-deductible expenses	3,224	2,183
Minimum taxes	11	0
Income tax expense from previous years	3,102	1,157
Share valuations	0	505
Impairment losses on deferred taxes	2,250	0
Income tax expense	**15,747**	**24,324**

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The presentation of the cash flow statement is based on the indirect method. The item funds corresponds to cash and cash equivalents of the balance sheet.

Income taxes paid in the amount of TEUR 25,668 (previous year: TEUR 22,160) are shown as a separate item under cash flows from operating activities. Dividends received as well as interest received and paid are also reported under cash flows from operating activities. In the year under review, cash flows from dividend payments totalled TEUR 28,231 (previous year: TEUR 21,684).

SEGMENT REPORTING

In accordance with the management approach under IFRS 8, financials were presented for the three segments CRANES, HYDRAULIC SYSTEMS & SERVICES, as well as VENTURES. The segment VENTURES was added to the previous secondary segmentation. The values of the previous periods were modified accordingly.

CRANES

The CRANES segment comprises the following product divisions:

- Knuckle boom cranes
- EPSILON – timber and recycling cranes
- Madal – telescopic cranes
- Omaha Standard – truck bodies

HYDRAULIC SYSTEMS & SERVICES

The HYDRAULIC SYSTEMS & SERVICES segment comprises the following product divisions:

- PALIFT – container handling systems
- TAIL LIFT – tailgates and passenger lifts
- BISON/WUMAG ELEVANT – access platforms
- CRAYLER – transportable forklifts
- RAILWAY – rail transport system solutions
- SERVICES

VENTURES

In the VENTURES segment, which was established within the Group's organisation at the beginning of the year, PALFINGER bundles special future projects at their development stage. The aim of separating this area from the operating business is to guarantee a targeted focus on building up new fields of business and continuing market development. Moreover, a special pool of employees, composed of internal and external members, is being set up for strategic activities, which among other things closely cooperates with external educational institutes. This is done primarily to ensure the availability of sufficient personnel in order to meet PALFINGER's growth targets and has already stood the test in the staffing of projects.

TRANSFER PRICING

Transfer pricing between the manufacturing plants, the assembly plants, and distribution companies is carried out at calculated budgeted cost plus interest on capital employed.

GROUP FINANCING

The financing of the Group (including financial expenses and income) as well as income taxes are controlled on a Group-wide basis and not allocated to the individual operating segments.

TEUR	CRANES Jan–Dec 2008	HYDRAULIC SYSTEMS & SERVICES Jan–Dec 2008	VENTURES Jan–Dec 2008	Group reconciliation Jan–Dec 2008	Total Jan–Dec 2008
External sales	500,907	293,932	0	0	**794,839**
Intra-group sales	299	0	0	(299)	**0**
Depreciation, amortisation, and impairment	14,212	14,458	0	0	**28,670**
thereof impairment	*413*	*5,998*	*0*	*0*	***6,411***
Write-ups	0	0	0	0	**0**
EBIT	83,047	(11,588)	(2,370)	0	**69,089**
Income from associated companies	4,666	0	0	0	**4,666**
Segment results	87,713	(11,588)	(2,370)	0	**73,755**
Segment assets	356,692	268,838	0	12,800	**638,330**
thereof investments in associated companies	*13,633*	*0*	*0*	*0*	***13,633***
Segment liabilities	93,461	57,783	0	177,256	**328,500**
Investments in intangible assets and property, plant, and equipment	41,344	7,353	0	0	**48,697**

TEUR	Jan–Dec 2007	Jan–Dec 2007	Jan–Dec 2007	Jan–Dec 2007	Jan–Dec 2007
External sales	510,140	185,483	0	0	**695,623**
Intra-group sales	715	0	0	(715)	**0**
Depreciation, amortisation, and impairment	10,476	5,162	0	0	**15,638**
thereof impairment	*0*	*0*	*0*	*0*	***0***
Write-ups	1,158	597	0	0	**1,755**
EBIT	100,046	1,294	(1,702)	0	**99,638**
Income from associated companies	5,755	0	0	0	**5,755**
Segment results	105,801	1,294	(1,702)	0	**105,393**
Segment assets	308,451	216,615	0	6,695	**531,761**
thereof investments in associated companies	*11,951*	*0*	*0*	*0*	***11,951***
Segment liabilities	115,489	39,295	0	81,921	**236,705**
Investments in intangible assets and property, plant, and equipment	44,266	18,773	0	0	**63,039**

FINANCIAL INSTRUMENTS

The reconciliation of the carrying amounts for each category under IAS 39 to fair values is shown in the following table:

TEUR	Carrying amounts 31 Dec 2008	No financial instrument	At amortised cost Loans and receivables
Non-current assets			
Non-current financial assets	1,360	0	336
Current assets			
Trade receivables	119,665	0	119,665
Other current assets	17,424	15,112	2,120
Cash and cash equivalents	9,096	0	9,096
Non-current liabilities			
Non-current financial liabilities	44,919	0	0
Other non-current liabilities	1,763	882	0
Current liabilities			
Current financial liabilities	132,337	0	0
Trade payables and other current liabilities	95,485	31,247	0

TEUR	Carrying amounts 31 Dec 2007	No financial instrument	At amortised cost Loans and receivables
Non-current assets			
Non-current financial assets	550	0	0
Current assets			
Trade receivables	119,576	0	119,576
Other current assets	13,536	11,351	1,194
Cash and cash equivalents	2,559	0	2,559
Non-current liabilities			
Non-current financial liabilities	38,315	0	0
Other non-current liabilities	1,176	516	0
Current liabilities			
Current financial liabilities	43,598	0	0
Trade payables and other current liabilities	99,276	41,409	0

In the 2008 financial year income from the disposal of securities amounted to TEUR 20 (previous year: TEUR 250).

	At fair value				
At amortised cost	Available for sale	Hedging derivatives	Held for trading	Carrying amounts of financial instruments 31 Dec 2008	**Fair values of financial instruments 31 Dec 2008**
0	1,024	0	0	1,360	**1,360**
0	0	0	0	119,665	**119,665**
0	69	103	20	2,312	**2,312**
0	0	0	0	9,096	**9,096**
44,919	0	0	0	44,919	**45,862**
881	0	0	0	881	**881**
132,043	0	294	0	132,337	**132,337**
64,238	0	0	0	64,238	**64,238**

	At fair value				
At amortised cost	Available for sale	Hedging derivatives	Held for trading	Carrying amounts of financial instruments 31 Dec 2007	**Fair values of financial instruments 31 Dec 2007**
0	550	0	0	550	**550**
0	0	0	0	119,576	**119,576**
0	82	698	211	2,185	**2,185**
0	0	0	0	2,559	**2,559**
38,315	0	0	0	38,315	**38,315**
660	0	0	0	660	**660**
43,598	0	0	0	43,598	**43,598**
57,867	0	0	0	57,867	**57,867**

FINANCIAL RISKS

The main focus of PALFINGER, in accordance with its own Treasury Guidelines, is on minimising financial risks, which are individually enumerated in the following.

1. Liquidity risk

Liquidity risk is the risk arising from the necessity to have sufficient funds available at any time in order to meet obligations when they come due. Group-wide cash reporting ensures the necessary transparency in order to be able to control funds in a targeted manner. Medium to long-term planning allows PALFINGER to coordinate any financial need that may arise with its partners at an early stage.

In the current year financial liabilities have risen as a result of acquisitions. Liquidity risk is managed by obtaining long-term credit limits with a period of between three and six years. Utilisation is for maturities of one to twelve months, which is why this financing was recognised in the category < 1 year.

TEUR	31 Dec 2008	< 1 year	1–5 years	> 5 years
Financial liabilities	182,272	**132,337**	**44,059**	**5,876**
Other liabilities				
Trade payables	62,320	62,320	0	0
Liabilities to associated companies	937	937	0	0
Other liabilities	33,991	32,228	1,688	75
	97,248	**95,485**	**1,688**	**75**
Total	279,520	**227,822**	**45,747**	**5,951**

TEUR	31 Dec 2007	< 1 year	1–5 years	> 5 years
Financial liabilities	**81,913**	**43,598**	**36,101**	**2,214**
Other liabilities				
Trade payables	65,036	65,036	0	0
Liabilities to associated companies	888	888	0	0
Other liabilities	34,528	33,352	1,176	0
	100,452	**99,276**	**1,176**	**0**
Total	**182,365**	**142,874**	**37,277**	**2,214**

2. Credit risk

Credit risk is the risk of loss due to a contracting party's default in payment or non-payment. The Group is countering this risk by establishing internal limits for contracting parties – determined through solvency analyses – and taking out adequate insurance. Credit risk is limited to the items reported in their balance sheets.

The following is a breakdown of trade receivables overdue:

TEUR	31 Dec 2008	31 Dec 2007
Receivables not yet due	92,555	**100,934**
Receivables impaired		
Overdue for less than 30 days	18,109	12,479
Overdue for more than 30 days but less than 60 days	4,943	3,506
Overdue for more than 60 days but less than 90 days	2,111	1,085
Overdue for more than 90 days but less than 120 days	645	348
Overdue for more than 120 days	1,302	1,224
	27,110	**18,642**
Total	**119,665**	**119,576**

In the case of receivables not yet due there is no indication of bad-debt losses.

When investing money with banks the Group attaches great importance to top international solvency ratings. Credit risk is limited to the items reported in their balance sheets.

3. Foreign exchange risk

Foreign exchange risk is a form of risk that arises from the change in price of one currency against another. The value of a financial instrument may be affected by changes in the currency exchange rate.

The Group's international activities account for payment transactions in different currencies. Through local value creation excessive amounts of foreign exchange items are minimised through natural hedges. The resulting foreign exchange exposure is hedged using adequate hedging instruments. Cash generated from operations is hedged by means of foreign exchange forwards (cash flow hedges). Financial transactions may only be concluded on the basis of a relevant hedged item. Speculative transactions (i.e. transactions without an underlying operating item) are prohibited.

The Group's foreign exchange positions and hedges are constantly monitored, analysed with regard to the risk sensitivity of the Group and subject to stress testing. A devaluation of the US dollar as of 31 December 2008 by 10 percent would have decreased equity (presentation of the cash flow hedge) by another TEUR 1,055.

4. Interest rate risk
Changing interest rates have an impact on the economic value of financial instruments (in particular when interest rates are fixed for a long term) and the net interest income or expense resulting from these financial instruments. This impact constitutes the interest rate risk in its two forms – risk of change in value and net interest income risk.

The risk of change in value results in a depreciation of financial assets or an appreciation of financial liabilities. Changing values have a more pronounced impact if interest rates are fixed for long periods than in case of variable-interest arrangements.

The net interest income risk is manifested in higher interest expenses for financial liabilities or low interest income on financial assets. This risk mainly concerns financial instruments for which variable (short-term) interest rates have been fixed.

Monitoring and managing interest rate risks is part of the regular treasury reporting in the Group. The growing indebtedness also leads to higher interest expenses. A change in interest rates by 1 percent has an impact on earnings (in terms of EBIT) in the amount of 2 percent. Variable loans are not hedged when interest rates are falling. PALFINGER constantly observes the interest rate market in order to hedge interest rates accordingly as soon as the trend is reversed. The risk of change in value is taken into account by reporting changes in value by writing up financial liabilities and writing down financial assets.

HEDGING

Hedging for future cash flows (cash flow hedge)
The revenues generated in North America are invoiced in US dollars. The resulting foreign exchange exposure is hedged through derivative financial instruments. In 2008 US dollars were purchased by means of a swap transaction to fund the acquisition of Omaha Standard. In such a currency swap a certain amount in US dollars is purchased on one date and again sold at a fixed rate at a specified later date. The sale of US dollars constitutes a hedge against the income from operations in US dollars. In this way the swap works like a foreign exchange forward and is thus a suitable instrument for reducing this type of exposure, as the result of the underlying transaction runs in the opposite direction of the result of the forward transaction and/or swap. Assessment and risk analysis of the outstanding hedges are carried out regularly (mark to market).

Hedges pertain to those cash flows that are expected within the next twelve months.

	Currency	Nominal amount in transaction currency		Mark-to-market valuation	
TEUR		**31 Dec 2008**	**31 Dec 2007**	**31 Dec 2008**	**31 Dec 2007**
Foreign exchange forwards	USD	4,400	17,040	103	698
Swaps	USD	11,150	0	(294)	0
Total				**(191)**	**698**

The market value of hedges is reported as a cash flow hedge pursuant to IAS 39. Valuation gains or losses as of the balance sheet date are to be directly recognised in equity. As soon as the underlying transactions are carried out, the accumulated gains/losses are reversed from equity to income.

Any amounts relating to cash flow hedges that were taken to equity and realised are illustrated in Note 17, Valuation reserves pursuant to IAS 39.

Hedging of funds (held for trading)

USD swaps which the Group uses for the hedging of funds and which do not meet the criteria of hedge accounting under IAS 39 with regards to documentation and effectiveness are classified as held for trading. Changes in the fair values of these derivative financial instruments are recognised in the income statement.

	Currency	Nominal amount in transaction currency		Mark-to-market valuation	
TEUR		**31 Dec 2008**	**31 Dec 2007**	**31 Dec 2008**	**31 Dec 2007**
Swaps					
	USD	0	15,000	0	199
	GBP	1,565	715	20	12
Total				**20**	**211**

Valuation gains/losses from derivatives held for trading amount to TEUR – 51 and are reported under exchange rate differences in other financial expenses.

OTHER DISCLOSURES

DISCLOSURES OF BUSINESS TRANSACTIONS WITH RELATED PARTIES

All transactions with associated companies and with enterprises controlling associated companies were carried out for the provision of goods and services. The associated companies are listed in the attached statement of investments.

The term Key Management comprises the Supervisory and Management Boards of PALFINGER AG. Other related parties primarily include businesses controlled by Key Management. Transactions carried out with Key Management and other related parties result from the delivery of goods and provision of consultancy services.

Transactions with related parties are carried out in observance of the arm's length principle.

	Associated companies		Key Management		Other	
TEUR	**31 Dec 2008**	**31 Dec 2007**	**31 Dec 2008**	**31 Dec 2007**	**31 Dec 2008**	**31 Dec 2007**
Receivables	11,708	5,914	0	0	1,091	494
Liabilities	937	904	7	0	207	10
Revenue	66,281	56,245	0	0	7,770	2,687
Other income	145	0	0	0	187	0
External services	12	0	20	5	1,547	457
Materials	3,754	3,615	0	0	2,239	279
Interest income	128	0	0	0	41	0

OTHER LIABILITIES AND RISKS

Contingent liabilities

TEUR	**31 Dec 2008**	**31 Dec 2007**
Suretyships, guarantees	3,061	0
Other contractual liability	109	932
	3,170	**932**

Operating leases

Liabilities for the use of assets not recognised in the balance sheet will presumably amount to TEUR 3,099 (previous year: TEUR 2,906) for the 2009 financial year and TEUR 6,504 (previous year: TEUR 7,633) for the next five years.

Finance lease

The carrying amounts of property, plant, and equipment leased under finance leasing agreements amounted to TEUR 15,822 (previous year: TEUR 10,445) as of the balance sheet date. The property, plant, and equipment leased are buildings and equipment as well as a company aircraft. The pertaining lease liabilities are carried under financial liabilities in accordance with their durations.

	Minimum lease payments		Present value	
TEUR	31 Dec 2008	31 Dec 2007	31 Dec 2008	31 Dec 2007
Up to one year	1,488	1,174	1,084	702
Between one and five years	8,266	5,438	6,512	3,907
More than five years	5,974	5,660	5,339	4,836
Total	**15,728**	**12,272**	**12,935**	**9,445**
Minus any future finance costs	(2,793)	(2,827)		
Present value of lease payments	**12,935**	**9,445**		

KEY EVENTS AFTER THE BALANCE SHEET DATE

After the end of the 2008 financial year there have been no material post-reporting events that would require disclosure.

DISCLOSURES CONCERNING GOVERNING BODIES AND EMPLOYEES

Employees

The average number of employees in the Group (excluding apprentices but including the Management Board) during the financial year was 4,628 (previous year: 3,860). At the balance sheet date there were 4,982 Group employees (previous year: 4,377).

Supervisory Board

The following individuals were either appointed, or delegated by the Works Council, to serve on the Supervisory Board:

- Alexander Exner, Chairman [1] [2]
- Hubert Palfinger jun., Deputy Chairman [1] [2]
- Hubert Palfinger [2]
- Kurt Stiassny [1]
- Peter R. Scharler
- Alexander Doujak
- Johann Mair (Works Council) [1]
- Alois Weiss (Works Council)
- Gerhard Gruber (Works Council)

[1] Members of the Audit Committee
[2] Members of the Nomination and Remuneration Committees

The members of the Supervisory Board received no remuneration for their services.

Management Board

- Herbert Ortner, CEO
- Christoph Kaml, CFO (since 1 January 2009)
- Wolfgang Pilz
- Martin Zehnder
- Wolfgang Anzengruber (up to 31 August 2008)

Total remuneration of the Management Board in the 2008 financial year, including ancillary costs, was TEUR 1,649 (previous year: TEUR 2,154) and is broken down as follows:

	Fixed salary		Stock option programme		Performance-related remuneration	
TEUR	**Jan–Dec 2008**	**Jan–Dec 2007**	**Jan–Dec 2008**	**Jan–Dec 2007**	**Jan–Dec 2008**	**Jan–Dec 2007**
Herbert Ortner	275	213	8	9	240	285
Wolfgang Pilz	215	209	8	9	211	285
Martin Zehnder	169	0	0	0	157	0
Wolfgang Anzengruber	198	291	13	37	155	341
Eduard Schreiner	0	186	0	2	0	287
Total	**857**	**899**	**29**	**57**	**763**	**1,198**

ADDITIONAL INFORMATION PURSUANT TO SECTION 245A OF THE BUSINESS CODE

At PALFINGER AG expenses for severance and pension payments for members of the Management Board and other executives amounted to TEUR 256 (previous year: TEUR 137), for the remaining employees TEUR 19 (previous year: TEUR 62).

Salzburg, 26 January 2009

Herbert Ortner m.p. Christoph Kaml m.p.

Wolfgang Pilz m.p. Martin Zehnder m.p.

Statement of Legal Representatives

We confirm to the best of our knowledge that the consolidated financial statements as of 31 December 2008 give a true and fair view of the financial position, the financial performance, and the cash flows of the Group as required by the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and that the consolidated management report as of 31 December 2008 gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

We confirm to the best of our knowledge that the separate financial statements as of 31 December 2008 give a true and fair view of the assets, liabilities, financial position, and profit or loss of PALFINGER AG as required by the Business Code and that the management report as of 31 December 2008 gives a true and fair view of the development and performance of the business and the position of the Company, together with a description of the principal risks and uncertainties the Company faces.

Salzburg, 26 January 2009

Herbert Ortner m.p. Christoph Kaml m.p.

Wolfgang Pilz m.p. Martin Zehnder m.p.

Auditor's Report

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of PALFINGER AG, Salzburg, for the financial year from 1 January to 31 December 2008. These consolidated financial statements comprise the balance sheet as of 31 December 2008, and the income statement, statement of changes in equity, and cash flow statement for the year ended 31 December 2008, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements

The Company's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
Our audit did not give rise to any objections.

Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2008, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2008 in accordance with International Financial Reporting Standards as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements.

Salzburg, 26 January 2009

ERNST & YOUNG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT MBH

Anna Flotzinger
Chartered accountant

ppa Christoph Fröhlich
Chartered accountant

Definition of Performance Indicators

Capital employed reflects capital investment and is calculated as
- intangible assets
- plus property, plant, and equipment, shareholdings, net current assets

Earnings per share is the ratio of
- consolidated net profit for the period
- to weighted average number of shares

EVA (Economic Value Added) indicates the Company's value creation
- ROCE minus WACC
- multiplied by average capital employed

Free cash flow is the net amount of cash available to service internal or external borrowing
- Cash generated from operations
- plus interest on debt
- minus tax shield on debt interest payment

Gearing ratio is a measure relating to a company's debt
- Ratio of net financial debt and
- equity in percent

Net debt is calculated as
- non-current and current financial liabilities

minus
- long-term and short-term securities
- non-current loans
- cash and cash equivalents

NOPLAT (Net Operating Profit Less Adjusted Taxes) is composed of
- EBIT
- plus equity earnings
- minus taxes on EBIT

ROCE (Return on Capital Employed) shows the rate of return the Company generates on capital invested in the enterprise
- Ratio of NOPLAT to
- average capital employed in percent

ROE (Return on Equity) is a measure of the Company's profitability that presents earnings in relation to equity capital employed
- Ratio of after-tax earnings and
- average equity employed
- minus the dividends paid as a percentage

WACC (Weighted Average of Cost of Capital) is a measure of the average cost of capital employed (debt and equity)

Working capital is the net surplus of current assets over current liabilities

Corporate Locations

AUSTRIA

PALFINGER AG
- Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg

Palfinger Service- und Beteiligungs-GmbH
- Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg
- Moosmühlstrasse 1, 5203 Köstendorf
- Kapellenstrasse 18, 5211 Friedburg

Palfinger Europe GmbH
- Franz-Wolfram-Scherer-Strasse 24, 5101 Bergheim, Salzburg
- Moosmühlstrasse 1, 5203 Köstendorf
- Kapellenstrasse 18, 5211 Friedburg

EPSILON Kran GmbH
- Christophorusstrasse 30, 5061 Elsbethen, Glasenbach

STEPA Farmkran Gesellschaft m.b.H.
- Christophorusstrasse 28, 5061 Elsbethen, Glasenbach

ARGENTINA

Palfinger Argentina S.A.
- Av. Corrientes 327, 3° Piso, Buenos Aires

BELGIUM

MBB INTERLIFT N.V.
- Industrielaan 4, 3e Industriezone, 9320 Erembodegem

BRAZIL

Madal Palfinger S.A.
- Rua Flavio Francisco Bellini 350, CEP 95098–170, Caxias do Sul

BULGARIA

Palfinger Produktionstechnik Bulgaria EOOD
- 5980 Cherven Brjag
- 8672 Tenevo

CANADA

Palfinger, Inc.
- 7942 Dorchester Road, Niagara Falls, Ontario L2E 6V6

CHINA

Palfinger (Shenzhen) Ltd.
- Block 5, Northern Yongfa Technological Park, District B, Chuandong Industrial Park, Dao Yan Chuan Chaoyang Road, Song Gang Street, Bao An District, Shenzhen

CROATIA

Palfinger proizvodna tehnologija Hrvatska d.o.o.
- Lučićka Cesta 1, 51 300 Delnice

FRANCE

Financière Palfinger S.A.S.
- 29A, Avenue des Tourondes, 82300 Caussade

Guima Palfinger S.A.S.
- 29A, Avenue des Tourondes, 82300 Caussade

Guima France S.A.S.
- 29A, Avenue des Tourondes, 82300 Caussade

Palfinger France S.A.
- ZA Les Basseaux – BP 73, 26802 Étoile sur Rhône Cedex

Palfinger Paris Sud S.C.I.
- ZA Les Basseaux – BP 73, 26802 Étoile sur Rhône Cedex

Mesle Equipement S.A.S.
- Za de la Longueraie, 56140 Saint Abraham

Palfinger Service S.A.S.
- Avenue Condorcet, 91240 Saint Michel/Orge

MBB Inter S.A.S.
- Rue de l'Eglise, 61310 Silly en Gouffern

Sand SARL
- ZAC des deux vallées, 10 avenue des mineurs, 54 910 Valleroy

GERMANY

Palfinger GmbH
- Feldkirchener Feld 1, 83404 Ainring
- Rauheckstrasse 4, 74323 Abstatt

Palfinger Platforms GmbH
- Äussere Bautzner Strasse 47, 02708 Löbau

MBB Palfinger GmbH
- Fockestrasse 53, 27777 Ganderkesee-Hoykenkamp

WUMAG ELEVANT GmbH
- Düsseldorfer Strasse 100, 47809 Krefeld

ELEVANT Service GmbH & Co. KG
- Düsseldorfer Strasse 100, 47809 Krefeld

WUMAG ELEVANT Verwaltungs GmbH
- Düsseldorfer Strasse 100, 47809 Krefeld

ELEVANT Produktion GmbH
- Johann-Andreas-Schubert-Strasse 6, 02730 Ebersbach
- Düsseldorfer Strasse 100, 47809 Krefeld

ELEVANT Finance GmbH
- Industriestrasse 4, 89188 Merklingen

WUMAG MAGEBA GmbH
- Halbendorfer Strasse 4, 02782 Seifhennersdorf
- Düsseldorfer Strasse 100, 47809 Krefeld

GREAT BRITAIN

Ratcliff Palfinger Ltd.
- Bessemer Road, Welwyn Garden City, Herts AL7 1ET

MBB LIFTSYSTEMS Ltd.
- Trafalgar House, 712 London Road, West Thurrock, Essex RM20 3NE

INDIA

Star Palfinger Equipment India Pvt. Ltd.
- Crown Court, 2nd Floor, 128, Cathedral Road, Chennai – 600086, Tamil Nadu

ITALY

Palfinger Gru Idrauliche S.r.l.
- Via Dante Aleghieri 50, 42023 Cadelbosco di Sopra (RE)

SINGAPORE

Palfinger Asia Pacific Pte. Ltd.
- 3 International Business Hub #07/01, Nordic European Center, Singapore 609927

SLOVAKIA

MBB HUBFIX s.r.o.
- Tovarenska 14, 81571 Bratislava

SLOVENIA

Palfinger proizvodnja d.o.o.
- Jaskova 18, 2001 Maribor

SOUTH AFRICA

Palfinger Southern Africa (Pty) Ltd.
- 1 Nguni Drive, Longmeadow West, Edenvale 1609

USA

Palfinger USA, Inc.
- 4151 West State Route 18, Tiffin, OH 44883, Ohio

Tiffin Loader Crane, Co.
- 4151 West State Route 18, Tiffin, OH 44883, Ohio

INTERLIFT Inc.
- 15939 Piuma Avenue, Cerritos, CA 90703, California

Omaha Standard, Inc.
- 3501 South 11th Street, Council Bluffs, IA 51501, Iowa

FTEC, Inc.
- 2490 Pinson Valley Pkwy, Birmingham, AL 35217, Alabama

PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
5101 Bergheim, Salzburg
Austria

INVESTOR RELATIONS

Hannes Roither
Company Spokesperson
Phone +43 662 4684-2260
Fax +43 662 4684-2280
h.roither@palfinger.com

Daniela Werdecker
Corporate Communications
Phone +43 662 4684-2219
Fax +43 662 4684-2280
d.werdecker@palfinger.com

www.palfinger.com

CONSULTING
Scholdan & Company

DESIGN
Rahofer Werbeagentur

PICTURES
Andreas Fitzner, Vienna Paint

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the Annual Report. The English translation of the PALFINGER Report is for convenience. Only the German text is binding.

This Annual Report contains forward-looking statements made on the basis of all information available at the date of the preparation of this Annual Report. Forward-looking statements are usually identified by the use of terminology such as "expect", "plan", "estimate", "believe" etc. Actual outcomes and results may be materially different from those predicted.
Published on 25 February 2009.

No liability is assumed for any typographical or printing errors.




www.palfinger.com
PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
5101 Bergheim, Salzburg
Austria



As of 31 December 2008

PALFINGER AG
Austria, Salzburg

Palfinger Service- und Beteiligungs-GmbH
Austria, Salzburg

Area Europe

- 99.97% **Palfinger Europe GmbH** – Austria, Salzburg – 0.03% Palfinger Consult AG
- 65% **EPSILON Kran GmbH** – Austria, Salzburg – 35% Steindl Krantechnik GmbH a.o.
- 45% **STEPA Farmkran Gesellschaft m.b.H.** – Austria, Elsbethen – 55% Steindl Krantechnik GmbH
- 94.9% / 5.1% **Palfinger GmbH** – Germany, Ainring
- 100% **WUMAG ELEVANT GmbH** – Germany, Krefeld
  - 100% **WUMAG ELEVANT Verwaltungs GmbH** – Germany, Krefeld – general partner
  - 100% / 100% **ELEVANT SERVICE GmbH & Co. KG** – Germany, Krefeld
  - 100% **ELEVANT FINANCE GmbH** – Germany, Merklingen
- 100% **WUMAG MAGEBA GmbH** – Germany, Seifhennersdorf
- 6% / 94% **ELEVANT Produktion GmbH** – Germany, Ebersbach
- 100% **Palfinger Platforms GmbH** – Germany, Löbau
- 100% **MBB Palfinger GmbH** – Germany, Ganderkesee
  - 100% **MBB INTER S.A.S.** – France, Silly en Gouffern
  - 100% **MBB INTERLIFT N.V.** – Belgium, Erembodegem
  - 100% **MBB LIFTSYSTEMS Ltd.** – Great Britain, Cobham
  - 100% **MBB HUBFIX s.r.o.** – Slovakia, Bratislava
  - 100% **INTERLIFT Inc.** – USA, Cerritos
- 100% **Palfinger Gru Idrauliche s.r.l.** – Italy, Bolzano
- 100% **Financière Palfinger S.A.S.** – France, Caussade
- 100% **Guima Palfinger S.A.S.** – France, Caussade
  - 100% **Guima France S.A.S.** – France, Caussade
- 49% **Palfinger France S.A.** – France, Étoile sur Rhône – 51% Group Vincent
  - 99.99% **Palfinger Paris Sud S.C.I.** – France, Étoile sur Rhône – 0.005% PALFINGER AG, 0.005% Société de Matériels Vincent SARL
  - 33.34% **Mesle Equipement S.A.S.** – France, Malestroit – 66.66% RHF SARL
  - 99.99% **Palfinger Service S.A.S.** – France, Saint Michel – 0.01% Société de Matériels Vincent SARL
  - 39.97% **Sand SARL** – France, Valleroy – 60.03% Sand family
- 100% **Ratcliff Palfinger Ltd.** – Great Britain, Welwyn Garden City
- 33.3% **Palfinger Southern Africa (Pty) Ltd.** – South Africa, Edenvale – 66.7% JCI a.o.
- 49% **Palfinger Argentina S.A.** – Argentina, Buenos Aires – 51% Alejandro Zelpo

100%

Area North America

100% Palfinger, Inc.
Canada, Niagara Falls

100% Palfinger USA, Inc.
USA, Tiffin

100% Tiffin Loader Crane, Co.
USA, Tiffin

100% Omaha Standard, Inc.
USA, Council Bluffs

100% FTEC, Inc.
USA, Birmingham

Area South America

99.11% Madal Palfinger S.A.
Brazil, Caxias do Sul — 0.89% small shareholders

Area Asia & Pacific

100% Palfinger Asia Pacific Pte. Ltd.
Singapore, Singapore

100% Palfinger (Shenzhen) Ltd.
China, Shenzhen

26% Star Palfinger Equipment India Pvt. Ltd.
India, Tamil Nadu — 74% Western Auto L.L.C. a.o.

Production

Palfinger Produktionstechnik Bulgaria EOOD 100%
Bulgaria, Cherven Brjag

Palfinger proizvodnja d.o.o. 100%
Slovenia, Maribor

Palfinger proizvodna tehnologija Hrvatska d.o.o. 100%
Croatia, Delnice

fully consolidated

at equity

non-consolidated



25 March 2009	Annual General Meeting
27 March 2009	Ex-dividend day
31 March 2009	Dividend payment day
5 May 2009	Publication of results for the first quarter 2009
5 August 2009	Publication of results for the first half 2009
5 November 2009	Publication of results for the first three quarters 2009

Additional dates such as trade fairs or roadshows will be announced at the Company's homepage www.palfinger.com under Corporate Dates.

PALFINGER

RECEIVED
2009 JUN -8 P 12:

Adhoc - R E L E A S E

PALFINGER senses stabilisation of weak markets

- Markedly lower revenues and negative EBIT reported in the first quarter 2009
- Market stabilisation noticeable in some areas
- Sound basis for long-term strengthening of the PALFINGER Group is in place

in million EUR	**Q1 2009**	**%**	**Q1 2008**	**Q1 2007**
Revenue	140.4	(32.8%)	208.9	162.4
EBITDA	2.0	(94.3%)	34.3	27.2
EBIT	(3.2)	–	29.5	24.0
EBIT margin	(2.3%)	–	14.1%	14.8%

Bergheim, Salzburg, 5 Mai 2009

In consideration of the weak economic climate, the PALFINGER Group, as expected, did not continue its growth. After five record years in a row the Group posted a decline in revenues and earnings in the first quarter 2009. At EUR 140.4 million, revenue reached the level of 2006 and was 32.8 percent lower than the previous year's figure of EUR 208.9 million. This slump in revenue has resulted in a negative EBIT of EUR – 3.2 million after EUR 29.5 million in the first quarter 2008. Due to its early response and its cost-savings policies, PALFINGER still managed to achieve a positive EBITDA.

The first quarter 2009 was characterised by the implementation of additional measures to reduce costs in all corporate areas and by process optimisation projects. Utilisation of the production capacities was supported by means of targeted insourcing and manufacturing for third parties.

The divergent development of the individual product areas clearly shows that the crane business, which is primarily dependent on the construction and truck industries, is more severely affected by the current macroeconomic situation than the divisions of the HYDRAULIC SYSTEMS & SERVICES segment.

Following a distinct slowdown in order intake in 2008, the inventories of dealers were also reduced. This allows PALFINGER to return to using the weak, but stabilising market as a means of direct orientation.

Management takes the general uncertainty of the markets into account by increasingly analysing various scenarios in order to be prepared for any developments that may take place. From today's point of view, it is not possible to provide a reliable outlook for the entire year 2009.

The PALFINGER Group's solid corporate basis and the high quality of its products in combination with the strong service and dealer network prove to be enormous competitive advantages, in particular in times of uncertainty. Moreover, the strengthening of PALFINGER's financial structure by issuing promissory note bonds will support the Group in actively exploiting potential market opportunities.

```
-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
 1ucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>
ACCESSION NUMBER:               9999999997-06-017860
CONFORMED SUBMISSION TYPE:      ARS
PUBLIC DOCUMENT COUNT:          1
CONFORMED PERIOD OF REPORT:     20051231
FILED AS OF DATE:               20060502
DATE AS OF CHANGE:              20060503
EFFECTIVENESS DATE:             20060502

FILER:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 PALFINGER AG
                CENTRAL INDEX KEY:                      0001310883
                STANDARD INDUSTRIAL CLASSIFICATION:     UNKNOWN SIC - 8880 [8880]

        FILING VALUES:
                FORM TYPE:              ARS
                SEC ACT:                1934 Act
                SEC FILE NUMBER:        082-34843
                FILM NUMBER:            06013025

        BUSINESS ADDRESS:
                STREET 1:               FRANZ-WOLFRAM-SCHERER-STRABE24-28
                CITY:                   A-5101 BERGHEIM/SALZBURG
                STATE:                  C4
                ZIP:                    00000

        MAIL ADDRESS:
                STREET 1:               FRANZ-WOLFRAM-SCHERER-STRABE24-28
                CITY:                   A-5101 BERGHEIM/SALZBURG
                STATE:                  C4
                ZIP:                    00000
</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----
```

For further information please contact:
Hannes Roither, PALFINGER AG
Company Spokesperson
Phone +43 662 46 84-2260
h.roither@palfinger.com

Both text and pictures are available for download in the press corner of our website at www.palfinger.com. An extensive database of press documents and pictures can also be found at the PALFINGER EXTRANET. Please register for this free service at http://extranet.palfinger.com


Q1 09
INTERIM REPORT
The global market.
The global market leader.
PALFINGER

Financial Highlights of the PALFINGER Group

TEUR	Q1 2009	Q1 2008 [2)]	Q1 2007	Q1 2006	Q1 2005
Income statement					
Revenue	140,392	208,944	162,396	140,108	121,736
EBITDA	1,956	34,333	27,203	20,687	19,707
EBITDA margin	1.4%	16.4%	16.8%	14.8%	16.2%
EBIT	(3,208)	29,504	23,969	17,468	17,107
EBIT margin	(2.3%)	14.1%	14.8%	12.5%	14.1%
Profit/loss before income tax	(4,671)	29,500	26,682	17,447	17,033
Consolidated net result for the period	(4,109)	22,167	19,646	12,547	12,835
Balance sheet					
Total assets	631,097	574,144	451,404	389,280	334,060
Non-current operating assets	308,183	247,390	168,399	148,059	123,289
Net working capital (as of the reporting date)	167,503	123,020	95,081	80,503	68,305
Capital employed (as of the reporting date)	475,686	370,410	263,480	228,562	191,594
Liabilities	340,030	286,304	206,058	192,201	170,671
Equity	291,067	287,840	245,346	197,079	163,390
Equity ratio	46.1%	50.1%	54.4%	50.6%	48.9%
Net debt	184,619	82,570	18,134	31,482	27,311
Gearing	63.4%	28.7%	7.4%	16.0%	16.7%
Cash flow and investment					
Cash flows from operating activities	4,276	10,881	7,890	6,188	4,436
Free cash flow	165	2,809	(6,891)	4,888	1,872
Investment in property, plant, and equipment	4,526	12,523	15,712	3,648	3,346
Depreciation, amortisation, and impairment	5,164	4,829	3,234	3,219	2,600
Payroll					
Average payroll during the reporting period [1)]	4,861	4,380	3,612	3,325	2,820

1) Consolidated Group companies excluding equity shareholdings, as well as excluding temporary workers and workers employed for only very short periods. The figures for the previous years were adjusted with retrospective effect to take into account the change in internal reporting.

2) In the course of the final purchase price allocation for the MBB Group adjustments with retrospective effect were made.

Interim Report for the Period Ended 31 March 2009

ECONOMIC BACKGROUND

The world economy in the first quarter 2009 was marked by a further downturn. Although global economic growth slowed markedly in 2008, it still grew by around 3.2 percent. Now, however, the International Monetary Fund (IMF) estimates that in 2009 the global gross domestic product, especially in advanced economies, will contract by 1.3 percent for the first time in decades. Expectations vary as to what extent interest rate cuts and policy actions by governments may cushion this downturn.

The slump in the US GDP that was experienced in the fourth quarter 2008 eased to some extent in the first three months of 2009. For 2009 it is currently expected that global output will contract by 2.8 percent. In the eurozone the downward trend, which originated in 2008, continued unabatedly in the first quarter 2009. Economic stimulus programmes and expansionary monetary policies have facilitated a slight stabilisation also in this region. In spite of that the IMF lowered its world growth projections for 2009 and currently predicts a contraction of 4.2 percent. Eastern European economies, which were still comparatively stable last year, have been caught in the downward spiral to such an extent that in some instances political changes were even brought about. Some countries found it necessary to turn to the IMF and the European Union for support.

In Asia the enormous economic growth of previous years has also slowed down. Of all the larger economies China and India are the only ones in the world that are still growing, with growth predictions of 6.5 and 4.5 percent respectively for 2009. On an international comparison the Latin American economies were still stable in 2008, with a significant slowdown at the end of the year. Still perspectives for 2009 in that region are more favourable than for those in Europe. For Brazil a contraction of 1.3 percent is predicted.

In the first quarter 2009 the euro lost value and was quoted at USD 1.33 at the end of March 2009, approximately five percent below its rate as of the end of 2008. International stock markets were marked by a further decline, with the first signs of a consolidation recently showing on the horizon. The oil price, in spite of reaching a mid-year peak, fell by more than half in 2008. Most recently, however, it has been on the rise again. As of 31 March 2009 the price for one barrel of Brent amounted to USD 47.64.

GROUP PERFORMANCE

In consideration of the weak economic climate, the PALFINGER Group as expected did not continue its growth. After five record years in a row the Group posted a decline in revenues and earnings in the first quarter 2009. At EUR 140.4 million, revenue reached the level of 2006 and was 32.8 percent lower than the previous year's figure of EUR 208.9 million. The WUMAG ELEVANT and Omaha Standard groups, which were consolidated after the first quarter 2008, contributed almost EUR 20 million to this revenue. Without taking into account these acquisitions, revenue would be more than 40 percent below the previous year's figure. This slump in revenue has resulted in a negative EBIT of EUR – 3.2 million after positive earnings of EUR 29.5 million in the first quarter 2008. Due to its early response and its cost-savings policies, PALFINGER still managed to achieve a positive EBITDA.


Q1 2007
Q1 2008
Q1 2009
250,000
200,000
150,000
100,000
50,000
0
162,396
208,944
140,392

DEVELOPMENT OF REVENUE
(TEUR)

While PALFINGER felt the downturn of the economy in the US as early as in 2007, the strong European markets together with a high order backlog accounted for a record first half 2008. The slump in Spain and Great Britain foreshadowed the spreading of the financial crisis to Europe and its effects on the real economy. The business performance of the PALFINGER Group reflected this development with a marked downturn and declining earnings in the fourth quarter 2008. Moreover, the market adjustment process of the past few months, in particular a reduction of inventories of dealers, has been completed. This allows PALFINGER to return to using the weak, but stabilising market as a means of direct orientation.

The divergent development of the individual product areas clearly shows that the crane business, which is primarily dependent on the construction and truck industries, is more severely affected by the current macroeconomic situation than the divisions of the HYDRAULIC SYSTEMS & SERVICES segment.

In the first quarter 2009 the knuckle boom crane business recorded almost zero sales in the Spanish, British, Irish, Greek, and Russian markets, and significant declines in the two largest markets of Germany and France. While in the past few months the overall economic trend has also spread to the South American market, the US has seen first signs of recovery, which was reflected in a pick-up in orders at the end of the first quarter 2009.


Q1 2007
Q1 2008
Q1 2009
40,000
30,000
20,000
10,000
0
(10,000)
23,969
29,504
(3,208)

DEVELOPMENT OF EBIT
(TEUR)

It was against this background that in the first quarter 2009 short-time work was prolonged or expanded at Austrian sites. At other sites adequate measures were also taken in line with the provisions of labour law. Staff-related actions are taken on the basis of the strategic perspective of a subsequent recovery, which is why PALFINGER continues to deliberately accept short-term over-capacities.

The purchase price of materials, especially steel, declined significantly in the period under review. Due to its purchase obligations dating from 2008 as well as the decline in the number of units produced, PALFINGER has sufficient inventories to last approximately until the beginning of the third quarter 2009. Cuts in material prices will therefore be reflected with significant delay in expenses. However, the de-stocking of raw materials has already had an early positive impact on cash flows.

GROUP ASSETS, FINANCES, AND EARNINGS

At 46.1 percent the equity ratio was still at a high level at the end of the quarter (31 December 2008: 48.5 percent). Both a slight decrease in total assets of EUR 7.2 million to EUR 631.1 million and a reduction of equity to EUR 291.1 million due to the consolidated net loss for the period and the distribution of dividends and/or foreign currency translations were recorded. While non-current assets increased moderately, net working capital was reduced. Unlike in the first quarter 2008 the declared dividend was already paid out as of the end of March and no longer reported under liabilities. As a consequence, the capital employed of EUR 475.7 million is nearly identical to the figure recorded on 31 December 2008. This development is reflected in the increase in net financial liabilities to EUR 184.6 million, which also raised the gearing ratio to 63.4 percent as compared to 53.8 percent at the end of 2008.

The Group's financing structure was focused more strongly on longer-term liabilities. This will be further supported by the successful placement of the Group's promissory note bond, whose payout took place in early April. In addition, the targeted capital employed management is going to continue to contribute to a positive free cash flow and in the first quarter already made a positive cash flow from operating activities of EUR 4.3 million possible.

Revenues in the amount of EUR 140.4 million reflect the downward trend in the market as compared to the same quarter of the previous year. While a positive EBITDA of EUR 2.0 million (previous year: EUR 34.3 million) was achieved, EBIT amounted to EUR – 3.2 million (previous year: EUR 29.5 million) and a consolidated net result for the period of EUR – 4.1 million (previous year: EUR 22.2 million) was recorded. The development of results was primarily caused by the performance of the CRANES segment where the segment result (before financial result, taxes, and minority interests) deteriorated by EUR 32.3 million.

OTHER EVENTS

The first quarter 2009 was characterised by the implementation of additional measures to reduce costs in all corporate areas and by process optimisation projects. Utilisation of the production capacities was supported by means of targeted insourcing and manufacturing for third parties. Other priority issues included the reduction of the capital employed and financing structure management.

After completion of the large investment programme the investments made in 2009 will be limited to selected projects. Therefore their amounts should be considerably lower than depreciation, amortisation, and impairment. The expansion of cylinder manufacturing in Bulgaria will be continued under the policy of increased insourcing. The acquisition of the Romanian supplier Nimet Srl may also be seen in this context. PALFINGER acquired 40 percent of the production company; the transaction was closed on 1 April 2009. The expansion of production activities in South America, which was started in 2008, was completed in the first quarter, and it will considerably improve efficiency and quality.

The further development of the North American area was accelerated by the acquisition of the Omaha Standard Group at the end of 2008. The well-established procurement, production, and distribution structures of the company open up numerous opportunities to increase local value creation. In order to simplify the Group's structure, the access platform area in Germany, which since the takeover of WUMAG ELEVANT had consisted of several legal entities, was combined into Palfinger Platforms GmbH during the first quarter 2009.

In April 2009 a promissory note bond in the total amount of EUR 56.5 million was successfully issued via Palfinger Finanzierungs-GmbH. The two tranches with maturities of three and five years were subscribed to by institutional investors, primarily from Austria and Germany. The average interest rate is just under 6 percent. This enables PALFINGER to pay more attention to ensuring matching maturities in financing and to seize growth opportunities that may open up in the future.

The Annual General Meeting of 25 March 2009 resolved to distribute a dividend of EUR 0.39 (previous year: EUR 0.70) per share, which corresponds to a dividend yield of 2.1 percent relating to the average share price for 2008.

Investor-relations work, including roadshows, investors conferences, stock exchange days, and investors fairs, again met with great interest in the first quarter 2009. Share price performance during the reporting period was analogous to the stock exchange environment, and on 31 March 2009 the PALFINGER share closed at EUR 8.39. As the volume of stocks traded was too low, the PALFINGER share was excluded from the ATX, the leading stock market index of the Vienna Stock Exchange, with effect as of 23 March 2009.

PERFORMANCE BY SEGMENT

In accordance with the segment reporting requirements pursuant to IFRS 8 PALFINGER, starting with this interim report, is going to disclose segment results instead of EBIT. The segment result corresponds to EBIT plus income from associated companies.

CRANES

The impacts of global economic developments were felt particularly hard in the CRANES segment. In the first quarter 2009 revenues decreased by 45.0 percent to EUR 79.0 million as compared to EUR 143.7 million in the first quarter of the previous year. Not taking into account the revenue generated by Omaha Standard, which is included in this figure following its initial consolidation as of 1 November 2008, the decrease was approximately 53 percent. This halving of organic revenues led to the segment result amounting to EUR 0.2 million as compared to EUR 32.5 million in the first quarter 2008. The product mix, which is currently characterised by simpler fitting variants and a higher share of small cranes, also had a negative effect on the development of results.

Lower demand led to a reduction of necessary shifts and even to one-shift operation at the production plants. The fact that this prolongs the machine's useful lives was taken into account by extending the expected depreciation periods.

The collapse of the timber and recycling markets left its mark in the EPSILON unit; first signs of downward movements in the markets were already felt during the last months of 2008, and in early 2009 this was reflected in a strong decline in new orders.

The Madal telescopic crane business was characterised by filling orders already on hand. In the course of the first quarter this area also witnessed a few cancellations of orders.

Since its initial consolidation in November 2008 Omaha Standard has been allocated to the CRANES segment. The first quarter 2009 was marked by the challenging economic situation in the US, in particular by the languishing truck industry. Order intake improved slightly in March, which may be reflected in the results soon as delivery periods are short.

HYDRAULIC SYSTEMS & SERVICES

Revenues in the HYDRAULIC SYSTEMS & SERVICES segment decreased by only 5.9 percent, from EUR 65.2 million in the first quarter 2008 to EUR 61.4 million. The revenues generated by the WUMAG ELEVANT Group, which was taken over in the third quarter 2008, contributed considerably to this development, which in the light of the current situation is pleasing. The segment's result of EUR – 2.0 million was also lower than the previous year's figure of EUR – 1.2 million. However, the development of results clearly shows that the ailing construction and truck industries are not the main target industries of the products of this segment, primarily not of the RAILWAY unit.

In spite of a distinct decline in sales and revenue, the PALIFT division managed to keep results at the previous year's level. Nevertheless, the developments of the last months indicate that order intake will remain very weak. For this reason, management is considering the introduction of short-time work in France from the second quarter 2009 onwards in order to limit the decline in results.

In the field of TAIL LIFT products, the consistent growth strategy, primarily the acquisition of the MBB Group, made an impact. In spite of a decrease in revenues of around 30 percent, the strict cost management and the positive development of the services business made it possible to improve results as compared to 2008.

In the first quarter 2009 the RAILWAY division harvested the fruits of the project work done in previous quarters. With full capacity utilisation guaranteed until 2010, RAILWAY is currently the segment's most successful product area.

The CRAYLER business continued to develop differently in Europe than in North America. While successes were achieved in the key account business in Europe, the North American market was still non-existent. Impacts on the results were, however, contained by means of targeted cost reduction measures.

The consolidation of the various companies of the access platform division was accomplished in the first quarter 2009. The name of this division, which now comprises the two brands BISON and WUMAG, was changed to PLATFORMS. The markets in this area were also affected by the impact of the restrictive lending policy, which has already resulted in several delays in delivery and cancellations of orders. While the first half 2009 will still be characterised by orders already on hand, revenues and earnings could significantly deteriorate after that time.

The drop in revenue in the SERVICES area was moderate, with results remaining stable. The gradual introduction of the new crane series in the truck-mounted knuckle boom crane area led to an expansion of training activities.

VENTURES

PALFINGER still sees great potential in the emerging Indian market; efforts undertaken in this region were therefore continued in the first quarter 2009. In addition, a project with the aim of strengthening the structure of the Group's earnings and assets, including the provision of external manufacturing for third parties, was coordinated under this segment.

In the first quarter PALFINGER launched a global organisation project. In the course of this project, the "Global PALFINGER Structure" is to be adjusted in order to take into account the Group's internationalisation and diversification strategy continued in recent years. The aim is to maintain the PALFINGER Group's flexibility and to further strengthen the Group for the future. The organisational and legal criteria for this project will be determined in the course of 2009.

As the projects included in this segment do not generate revenues, only their costs are reported. In the first quarter 2009 the result in the VENTURES segment amounted to EUR – 0.8 million, which is nearly the same figure as in 2008.

OUTLOOK

Markets all over the world are low, and according to current economic forecasts no improvement of the economic situation is to be expected, at least not in the first half 2009. Management takes the general uncertainty of the markets into account by increasingly analysing various scenarios in order to be prepared for any developments that may take place. From today's point of view, it is not possible to provide a reliable outlook for the entire year 2009.

When it comes to the business trend, PALFINGER is to be seen as an early-cycle company; it perceives fluctuations in the economic cycle – be they positive or negative – even at a very early stage. Accordingly, the implementation of the infrastructure projects announced and/or agreed upon all over the world should entail clear impulses at an early time. First positive signals from the US are already beginning to emerge.

The PALFINGER Group started off into this difficult year 2009 from a strong market position. Its solid corporate basis and the high quality of its products in combination with the strong service and dealer network prove to be enormous competitive advantages, in particular in times of uncertainty. Moreover, the strengthening of PALFINGER's financial structure by issuing promissory note bonds will support the Group in actively exploiting potential market opportunities.

Consolidated Balance Sheet

TEUR	Note	31 March 2009	31 Dec 2008	31 March 2008
Non-current assets				
Intangible assets		67,258	66,918	56,411
Property, plant, and equipment		201,336	198,224	155,825
Investment property		1,110	1,135	1,124
Investments in associated companies	1	14,246	13,633	12,879
Deferred tax assets		21,913	21,557	19,018
Non-current financial liabilities		1,366	1,360	550
Other non-current assets		2,320	2,278	2,133
		309,549	**305,105**	**247,940**
Current assets				
Inventories	2	181,999	185,612	167,013
Trade receivables	3	114,514	119,665	137,194
Other current assets	4	15,449	17,424	16,551
Tax receivables		1,121	1,428	1,464
Cash and cash equivalents		8,465	9,096	3,299
		321,548	**333,225**	**325,521**
Non-current assets held for sale		0	0	683
		321,548	**333,225**	**326,204**
Total assets		**631,097**	**638,330**	**574,144**
Equity				
Share capital		35,730	35,730	37,135
Capital decrease, resolved but not yet implemented		0	0	(1,405)
Treasury stock		(1,730)	(1,730)	(6,893)
Additional paid-in capital		30,177	30,177	35,190
Retained earnings	5	233,577	251,582	227,382
Revaluation reserve		0	(112)	(112)
Valuation reserves pursuant to IAS 39		99	(124)	789
Foreign currency translation reserve		(9,965)	(12,104)	(7,445)
		287,888	**303,419**	**284.641**
Minority interests		3,179	6,411	3,199
		291,067	**309,830**	**287,840**
Non-current liabilities				
Non-current financial liabilities		78,837	44,919	32,940
Non-current provisions		23,524	22,428	21,601
Deferred tax liabilities		9,048	10,144	8,977
Other non-current liabilities		1,869	1,763	1,080
		113,278	**79,254**	**64,598**
Current liabilities				
Current financial liabilities		116,372	132,337	54,234
Current provisions		17,022	19,386	13,518
Tax liabilities		2,851	2,038	12,775
Trade payables and other current liabilities	6	90,507	95,485	141,179
		226,752	**249,246**	**221,706**
Total equity and liabilities		**631,097**	**638,330**	**574,144**

Consolidated Income Statement

TEUR	Note	Jan–March 2009	Jan–March 2008
Revenue		**140,392**	**208,944**
Changes in inventory		2,842	11,936
Own work capitalised		1,071	10
Other operating income		4,135	3,035
Materials and external services		(80,302)	(118,038)
Employee benefits expenses		(42,437)	(43,698)
Depreciation, amortisation, and impairment expenses		(5,164)	(4,829)
Other operating expenses		(23,745)	(27,856)
Earnings before interest and taxes – EBIT (before associated companies)		**(3,208)**	**29,504**
Income from associated companies		**592**	**1,050**
Interest income		156	110
Interest expenses		(2,633)	(1,435)
Other financial income		422	271
Net financial result		**(2,055)**	**(1,054)**
Profit/loss before income tax		**(4,671)**	**29,500**
Income tax expenses	7	830	(6,274)
Profit/loss after income tax		**(3,841)**	**23,226**
attributable to			
minority interests		**268**	**1,059**
shareholders of PALFINGER AG (consolidated net result for the period)		**(4,109)**	**22,167**
EUR			
Earnings per share (undiluted and diluted)	5	(0.12)	0.63
Average number of outstanding shares		35,354,000	35,330,000

Consolidated Statement of Comprehensive Income

TEUR	Jan–March 2009	Jan–March 2008
Profit/loss after income tax	**(3,841)**	**23,226**
Unrealised profits (+)/losses (–) from foreign currency translation	2,139	(2,522)
Unrealised profits (+)/losses (–) from available-for-sale securities		
Changes in unrealised profits (+)/losses (–)	0	10
Deferred taxes thereon	0	(3)
Unrealised profits (+)/losses (–) from cash flow hedge		
Changes in unrealised profits (+)/losses (–)	(458)	571
Deferred taxes thereon	116	(146)
Realised profits (–)/losses (+)	753	(216)
Deferred taxes thereon	(188)	54
Income and expense directly recognised in equity	**2,362**	**(2,252)**
Total comprehensive income	**(1,479)**	**20,974**
attributable to		
minority interests	268	1,059
shareholders of PALFINGER AG	(1,747)	19,915

Consolidated Statement of Changes in Equity

TEUR	Note	Share capital	Capital decrease, resolved but not yet implemented	Treasury stock
		Equity attributable to the shareholders of PALFINGER AG		
At 1 Jan 2008		**37,135**	**0**	**(8,298)**
Total comprehensive income		**0**	**0**	**0**
Transactions with shareholders				
Dividends		0	0	0
Simplified capital decrease		0	(1,405)	1,405
Other changes		0	0	0
		0	**(1,405)**	**1,405**
At 31 March 2008		**37,135**	**(1,405)**	**(6,893)**
At 1 Jan 2009		**35,730**	**0**	**(1,730)**
Total comprehensive income		**0**	**0**	**0**
Transactions with shareholders				
Dividends	5	0	0	0
Other changes		0	0	0
		0	**0**	**0**
At 31 March 2009		**35,730**	**0**	**(1,730)**

Additional paid-in capital	Retained earnings	Revaluation reserve	Valuation reserves pursuant to IAS 39	Foreign currency translation reserve	**Total**	Minority interests	**Equity**
35,190	**229,905**	**(112)**	**519**	**(4,923)**	**289,416**	**5,640**	**295,056**
0	**22,167**	**0**	**270**	**(2,522)**	**19,915**	**1,059**	**20,974**
0	(24,731)	0	0	0	**(24,731)**	(3,500)	**(28,231)**
0	0	0	0	0	**0**	0	**0**
0	41	0	0	0	**41**	0	**41**
0	**(24,690)**	**0**	**0**	**0**	**(24,690)**	**(3,500)**	**(28,190)**
35,190	**227,382**	**(112)**	**789**	**(7,445)**	**284,641**	**3,199**	**287,840**
30,177	**251,582**	**(112)**	**(124)**	**(12,104)**	**303,419**	**6,411**	**309,830**
0	**(4,109)**	**0**	**223**	**2,139**	**(1,747)**	**268**	**(1,479)**
0	(13,788)	0	0	0	**(13,788)**	(3,500)	**(17,288)**
0	(108)	112	0	0	**4**	0	**4**
0	**(13,896)**	**112**	**0**	**0**	**(13,784)**	**(3,500)**	**(17,284)**
30,177	**233,577**	**0**	**99**	**(9,965)**	**287,888**	**3,179**	**291,067**

Consolidated Statement of Cash Flows

TEUR	Jan–March 2009	Jan–March 2008
Profit/loss before income tax	**(4,671)**	**29,500**
Cash flows from operating activities	4,276	10,881
Cash flows for investing activities	(6,094)	(11,787)
Cash flows from financing activities	1,052	1,678
Total cash flows	(766)	772

TEUR	2009	2008
Funds at 1 Jan	**9,096**	**2,559**
Effects of exchange rate fluctuations	135	(32)
Total cash flows	(766)	772
Funds at 31 March	**8,465**	**3,299**

Segment Reporting

	Revenue		EBIT (before associated companies)		Segment result	
TEUR	Jan–March 2009	Jan–March 2008	Jan–March 2009	Jan–March 2008	Jan–March 2009	Jan–March 2008
CRANES	79,039	143,726	(408)	31,434	184	32,484
HYDRAULIC SYSTEMS & SERVICES	61,353	65,218	(2,034)	(1,242)	(2,034)	(1,242)
VENTURES	–	–	(766)	(688)	(766)	(688)
PALFINGER Group	**140,392**	**208,944**	**(3,208)**	**29,504**	**(2,616)**	**30,554**

Notes to the Interim Consolidated Financial Statements

GENERAL

PALFINGER AG is a public listed company headquartered in Salzburg, Austria, whose main business activity is the production of innovative hydraulic lifting, loading, and handling solutions along the interfaces of the transport chain.

REPORTING BASES

In principle, the same accounting and valuation methods as used in the consolidated financial statements for the 2008 financial year were applied to these interim consolidated financial statements of PALFINGER AG and its subsidiaries as of 31 March 2009, which were prepared on the basis of IAS 34. The consolidated financial statements as of 31 December 2008 were prepared in line with the International Financial Reporting Standards (IFRS) valid at the reporting date and the relevant interpretations of the International Financial Reporting Interpretations Committee (IFRIC) to be applied within the European Union (EU). For further information on the individual accounting and valuation methods applied, reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2008.

The interim consolidated financial statements of PALFINGER AG were reviewed by the Group's auditor Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., Salzburg, Austria.

CHANGES IN ACCOUNTING AND VALUATION METHODS

The following IFRIC interpretations and IFRS, whose application was mandatory for the first time in the 2009 financial year, resulted in changes in the interim consolidated financial statements of PALFINGER AG and/or clarifications of facts relevant for the Group. The revised version of IAS 1 Presentation of Financial Statements is aimed at improving users' ability to analyse and compare the information given in the financial statements. This amendment only results in a change in representation.

The amendments of IFRS 2 Share-based Payment, IAS 23 Borrowing Costs, IFRIC 13 Customer Loyalty Programmes, IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation as well as the collective standard Improvements to IFRS did not have any material impact on the Group's assets, finances, and earnings during this or previous reporting periods. No material changes in accounting and valuation methods other than those mentioned herein were made.

CHANGE IN ESTIMATES

In the first quarter 2009 due to the capacity reduction, necessitated by the current economic downturn, the useful life of plant and machinery was adjusted to meet changed circumstances. In the first quarter 2009 this adjustment in the useful life had a positive impact on EBIT in the amount of TEUR 1,102 and/or on the consolidated net result for the period in the amount of TEUR 898.

ADJUSTMENTS MADE IN THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the course of the final purchase price allocation for the MBB Group in the fourth quarter 2008 the consolidated balance sheet as of 31 March 2008 was adjusted with retrospective effect as follows:

TEUR	31 March 2008	Adjustment	31 March 2008 adjusted
Non-current assets			
Intangible assets	53,099	3,312	56,411
Non-current liabilities			
Deferred tax liabilities	5,569	3,408	8,977

In the course of the final purchase price allocation for the MBB Group in the fourth quarter 2008, the consolidated income statement as of 31 March 2008 was adjusted with retrospective effect as follows:

TEUR	Jan–March 2008	Adjustment	Jan–March 2008 adjusted
Depreciation, amortisation, and impairment expenses	(4,694)	(135)	(4,829)
Income tax expense	(6,313)	39	(6,274)
Profit after income tax	**23,322**	**(96)**	**23,226**
attributable to			
Minority interests	**1,059**	**0**	**1,059**
Shareholders of PALFINGER AG (consolidated net result for the period)	**22,263**	**(96)**	**22,167**

SCOPE OF CONSOLIDATION

The number of companies included in the interim consolidated financial statements has changed since the last balance sheet date due to the reorganisation of the WUMAG ELEVANT business and the acquisition of Palfinger Finanzierungs-GmbH (formerly VISION 311.Vermögensverwaltungsgesellschaft mbH), Germany.

In the first quarter 2009 ELEVANT SERVICE GmbH & Co. KG, Germany, ELEVANT FINANCE GmbH, Germany, WUMAG MAGEBA GmbH, Germany, WUMAG ELEVANT GmbH, Germany, and ELEVANT Produktion GmbH, Germany, were merged into Palfinger Platforms GmbH, Germany, with retrospective effect as of 31 December 2008, in several reorganisational steps in order to simplify internal structures. Subsequently the "Service National" business was spun off from Palfinger Platforms GmbH, Germany, into Palfinger GmbH, Germany.

On 24 February 2009 100 percent in Palfinger Finanzierungs-GmbH, Germany, were acquired. The purchase price in the amount of TEUR 25 was paid in cash and reflects the share capital paid in at the date of acquisition.

In March 2009 the liquidation of MBB LIFTSYSTEMS Ltd, Great Britain, was initiated.

NOTES TO THE CONSOLIDATED BALANCE SHEET

1. INVESTMENTS IN ASSOCIATED COMPANIES

The changes in investments in associated companies are shown in the following table:

TEUR	2009	2008
At 1 Jan	**13,633**	**11,951**
Additions	0	124
Share in the net profit or loss for the period	592	4,666
Dividends	0	(2,963)
Foreign currency translation	21	(145)
At 31 March / 31 Dec	**14,246**	**13,633**

2. INVENTORIES

Inventories are broken down as follows:

TEUR	31 March 2009	31 Dec 2008
Materials and production supplies	79,168	87,751
Work in progress	68,116	52,117
Finished goods and goods for resale	33,160	44,563
Prepayments	1,555	1,181
Total	**181,999**	**185,612**

3. TRADE RECEIVABLES

Trade receivables include receivables from associated companies in the amount of TEUR 7,991 (31 December 2008: TEUR 9,949).

Based on experience, an allowance for doubtful debts was made in the amount of TEUR 5,681 (31 December 2008: TEUR 5,005) to take into account insolvency risks.

4. OTHER CURRENT ASSETS

Other current assets are illustrated in the following table:

TEUR	31 March 2009	31 Dec 2008
Receivables from derivative financial instruments	144	144
Receivables relating to social security and other taxes	8,242	10,781
Other receivables	5,222	4,951
Deferred expenses	1,769	1,479
Securities	72	69
Total	**15,449**	**17,424**

5. EQUITY

In the Annual General Meeting on 25 March 2009, a dividend distribution from the consolidated net result for the period of TEUR 13,788 was resolved on and paid to the shareholders of PALFINGER AG on 31 March 2009. This corresponds to a dividend of EUR 0.39 (2008: EUR 0.70) per share.

The Annual General Meeting on 25 March 2009 resolved to set up a stock option programme in the form of an equity-settled plan for members of the Supervisory and Management Boards and to grant 250,000 stock options under this programme to Alexander Exner, Chairman of the Supervisory Board, Alexander Doujak, member of the Supervisory Board, and to Management Board members Herbert Ortner, Wolfgang Pilz, and Martin Zehnder.

Each stock option may be exercised in exchange for one share at an exercise price of EUR 10.12. The stock options may be exercised (one half each) at two exercise dates. In order to be able to exercise stock options, the average ratio of earnings before taxes (EBT) to revenues as reported in the consolidated financial statements of PALFINGER AG must have been at least three percent (exercise date 1 in 2012) or five percent (exercise date 2 in 2014) for each of the three balance sheet dates preceding the date the option is exercised.

The maximum number of shares available for subscription is equivalent to the number of options issued. If the EBT ratio is less than three or five percent, no options may be exercised and there is no entitlement to subscription. If the EBT ratio is three or five percent, the entitled person enjoys the right to exercise 25 percent of his stock options at the relevant exercise date. If the EBT ratio exceeds three or five percent, the number of stock options to be exercised by a person at the relevant exercise date rises in linear progression up to an EBT ratio of seven or 11 percent.

On the basis of the consolidated net result for the period in the amount of TEUR – 4,109 (Jan–March 2008: TEUR 22,167) undiluted earnings per share were EUR – 0.12 (Jan–March 2008: EUR 0.63). Due to the low dilutive effect of the stock option programme, diluted earnings per share were identical with undiluted earnings per share.

6. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables and other current liabilities are broken down as follows:

TEUR	31 March 2009	31 Dec 2008
Trade payables	50,970	62,320
Liabilities to associated companies	1,083	937
Prepaid orders	2,985	2,351
Liabilities on accepted bills of exchange	231	139
Liabilities to employees	17,495	16,267
Liabilities relating to social security and other taxes	11,997	9,476
Other liabilities	5,064	3,280
Deferred income	682	715
Total	**90,507**	**95,485**

TEUR 969 (31 December 2008: TEUR 825) of the liabilities due to associated companies in the amount of TEUR 1,083 (31 December 2008: TEUR 937) resulted from the provision of goods and services.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

7. INCOME TAX EXPENSE

The Group's effective tax rate in other words, the total income tax expense expressed as a percentage of the profit or loss before income tax, was 17.8 percent (Jan–March 2008: 21.3 percent).

TEUR	Jan–March 2009	Jan–March 2008
Profit/loss before income tax	(4,671)	29,500
Income tax expense	830	(6,274)
Effective tax rate	**17.8%**	**21.3%**

CONTINGENT ASSETS AND LIABILITIES

There were no contingent assets as of 31 March 2009. The contingent liabilities have not changed considerably as compared to 31 December 2008. For further information reference is made to the consolidated financial statements of PALFINGER AG as of 31 December 2008.

RELATED PARTIES

As regards business transactions with related parties, no substantial changes occurred in comparison to 31 December 2008. All transactions with related parties are carried out on generally acceptable market conditions. For further information on the individual business relations please see the consolidated financial statements of PALFINGER AG as of 31 December 2008.

SUBSEQUENT EVENTS

On 1 April 2009 PALFINGER acquired a 40-percent interest in Nimet Srl, Romania, by means of a unilateral capital increase in the amount of TEUR 1,226.

With value dates 2 and 7 April, PALFINGER issued two promissory note bonds with a total volume of EUR 56.5 million and maturities of three and five years, respectively. Interest on these bonds is partly fixed and partly variable, and eventually a uniform fixed interest rate of just under 6 percent has been reached with the use of hedges. The capital will be used for the longer-term orientation of the financing structure and to exploit further growth opportunities.

Report on the Audit Review

Introduction

We have reviewed the accompanying interim consolidated financial statements of PALFINGER AG, Salzburg, Austria for the three-month period from 1 January 2009 to 31 March 2009. These interim consolidated financial statements comprise the balance sheet as of 31 March 2009, and the income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Our responsibility is to issue a conclusion on this interim financial information based on our review.

Scope of the audit review
We conducted our review in accordance with the statutory provisions and professional principles applicable in Austria and in compliance with the International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the Group at 31 March 2009, and of its financial performance and its cash flows for the three-month period then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
We are required to perform review procedures whether the interim consolidated management report is consistent with the interim consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group.

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated management report for the Group is not consistent with the interim consolidated financial statements.

Salzburg, 23 April 2009

ERNST & YOUNG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT MBH

Anna Flotzinger m.p.
Chartered accountant

ppa Christoph Fröhlich m.p.
Chartered accountant

SHAREHOLDER INFORMATION

First quarter 2009	
International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	35,730,000
Number of own shares	376,000
Price at 31 March 2009	EUR 8.39
Earnings per share (Q1 2009)	EUR – 0.12
Market capitalisation as of 31 March 2009 (excl. own shares)	TEUR 296,620

SHARE PRICE DEVELOPMENT


140%
120%
100%
80%
60%
40%
2 Jan 2009
31 March 2009
17 Apr 2009
PALFINGER AG
ATX

INVESTOR RELATIONS
Hannes Roither
Phone +43 662 4684–2260, h.roither@palfinger.com

Daniela Werdecker
Phone +43 662 4684–2219, d.werdecker@palfinger.com

Fax +43 662 4684–2280
www.palfinger.com

FINANCIAL CALENDAR

5 August 2009	Publication of results for the first half 2009
5 November 2009	Publication of results for the first three quarters 2009

Minimal arithmetical differences may arise from the application of commercial rounding to individual items and percentages in the interim report.

This report contains forward-looking statements on the basis of all information available at the date of the preparation of this report. Forward-looking statements are usually identified by the use of terminology such as "expect", "plan", "estimate", "believe", etc. Actual outcomes and results may be materially different from those predicted.

The English translation of the PALFINGER report is for convenience. Only the German text is binding.

Published on 5 May 2009.


www.palfinger.com
PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
5101 Bergheim, Salzburg
Austria
PALFINGER